================================================================================

                                   FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             FOR MARCH 18, 2002

                        Canadian National Railway Company
             (Exact name of Registrant as specified in its charter)

                               -----------------

                        Canadian National Railway Company
                 (Translation of Registrant's name into English)

                               -----------------

                        935 de la Gauchetiere Street West
                                Montreal, Quebec
                                 Canada H3B 2M9
                                 (514) 399-7091
                    (Address of principal executive offices)

                               -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                           FORM 20-F       FORM 40-F  X
                                     ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                                YES         NO  X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


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

                                 EXHIBIT INDEX
                                 -------------

Item
----
1. Management Proxy Circular

2. Proxy Form

3. Annual Report

4. Certificate of dissemination to shareholders

                                                                         ITEM 1





                                    [CN LOGO]

                        CANADIAN NATIONAL RAILWAY COMPANY

                              NOTICE OF ANNUAL AND
                         SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of holders of common shares of Canadian National Railway Company (the "Company") will be held in the Port Royal Room at the World Trade & Convention Centre, 1800 Argyle Street, Halifax, Nova Scotia, on April 16, 2002, at 10:30 a.m., Atlantic time, for the following purposes:

1. receiving the consolidated financial statements of the Company for the year ended December 31, 2001, together with the auditors' report thereon;

2.   electing the directors of the Company;

3.   appointing the auditors of the Company;

4. considering, and if deemed appropriate, adopting a special resolution (the full text of which is reproduced on page 7 of the accompanying management proxy circular) authorizing the Company to apply for a Certificate of Amendment under the Canada Business Corporations Act to amend the Articles of Continuance of the Company to provide that shareholder meetings may be held at places in the United States;

5. considering, and if deemed appropriate, adopting a resolution confirming the enactment of a new By-law No. 1 (the full text of the resolution and the new By-law No. 1 are respectively reproduced on page 8 and in Schedule A of the accompanying management proxy circular); and

6. transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The directors have fixed March 11, 2002 as the record date for the determination of the holders of common shares entitled to receive notice of the Meeting. If you are not able to attend the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy (the voting instruction card in the case of Employee Shares) to Computershare Trust Company of Canada in the enclosed envelope, or by voting over the Internet no later than 5:00 p.m. (Montreal time) on April 11, 2002 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is to be reconvened or the postponed meeting is to be convened. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the Chairman of the Meeting, immediately prior to the commencement of the Meeting, or any adjournment or postponement thereof.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Sean Finn

Sean Finn
Senior Vice-President,
Chief Legal Officer and Corporate Secretary

March 11, 2002
Montreal, Quebec

                            MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is provided in connection with the solicitation of proxies by management of Canadian National Railway Company (the "Company" or "CN") for use at the annual and special meeting of Shareholders (the "Meeting") or at any adjournment thereof. The solicitation is being made primarily by mail, but directors, officers or employees of the Company may also solicit proxies at a nominal cost to the Company. The Company has retained the services of Georgeson Shareholder Communications Canada, Inc. for the solicitation of proxies in Canada and the United States, at aggregate fees estimated to be $CAD60,000. The Meeting will be held at the World Trade & Convention Centre, 1800 Argyle Street, Halifax, Nova Scotia, on April 16, 2002, at 10:30 a.m., Atlantic Time, for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as of February 28, 2002, except as indicated otherwise.

VOTING AND PROXIES

Who can vote?

Holders of common shares of the Company ("Shareholders") will be entitled to vote at the Meeting. As of February 28, 2002, the Company had outstanding 193,376,042 common shares without nominal or par value. Subject to the voting restrictions described below, each common share carries the right to one vote.

Shareholders who are registered as at the close of business on March 11, 2002 (the "record date") will be entitled to vote at the Meeting or at any adjournment thereof, either in person or by proxy.

What will I be voting on?

Shareholders will be voting on (i) the election of directors of the Company,
(ii) the appointment of KPMG LLP as auditors of the Company, (iii) the adoption of a special resolution amending the Articles of Continuance of the Company (the "Articles") to provide that meetings of shareholders may be held at places in the United States, and (iv) the adoption of a resolution confirming the enactment of a new By-law No. 1.

How will these matters be decided at the Meeting?

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters, except for the amendment to the Articles which requires the affirmative vote of not less than two thirds of the votes cast, in person or by proxy.

How do I vote?

Voting in Person

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting. If your shares are held in the name of a nominee, please see the instructions below under "How can a Non-Registered Shareholder vote?"

Voting by Proxy

You may appoint someone else to vote for you as your proxy holder by using the proxy form. The persons named as proxies in the enclosed proxy form are the Chairman of the Board and the President and Chief Executive Officer of the Company. However, you have the right to appoint any other person or company (who need not be a Shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the proxy form or by completing another proper form of proxy.

You can either return a duly completed and executed form of proxy to the transfer agent and registrar for the Company's common shares, Computershare Trust Company of Canada, in the envelope provided or you can also vote over the Internet by following the instructions on the proxy form. The deadline for receiving duly completed proxy forms or a vote over the Internet is 5:00 p.m. (Montreal time) on April 11, 2002, or if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is to be reconvened or the postponed Meeting is to be convened.

How will my shares be voted if I give my proxy?

If no instructions are indicated, your shares represented by proxies in favour of management will be voted FOR the election of management's nominees as directors, FOR the appointment of KPMG LLP as auditors, FOR the adoption of the special resolution amending the Articles, FOR the adoption of the resolution confirming the enactment of a new By-law No. 1, and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for the office of director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of the Company may recommend. Management has no reason to believe that any of the said nominees will be unable to serve if elected to office and management has no knowledge of any amendment or other business likely to be brought before the Meeting.

If I change my mind, how can I revoke my proxy?

A Shareholder may revoke a proxy at any time by instrument in writing executed by such Shareholder, or by the Shareholder's attorney duly authorized in writing, and (i) deposited with the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or
(ii) filed with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law or in the case of a vote over the Internet, by way of a subsequent Internet vote.

What if ownership of shares is transferred after March 11, 2002?

If a Shareholder has transferred his or her common shares after the record date and the transferee thereof establishes ownership of the common shares and demands, not later than the close of business on April 5, 2002, to be included in the list of Shareholders entitled to vote at the Meeting, the transferee will be entitled to vote the transferred common shares at the Meeting.

What if I am an employee shareholder?

Common shares purchased by employees of the Company under the Employee Share Investment Plan dated September 1, 1997 are known as Employee Shares. Employee Shares remain registered in the name of Computershare Trust Company of Canada as custodian, unless the employees have withdrawn their shares from the Employee Share Investment Plan in accordance with its provisions.

Voting rights attached to the Employee Shares that are registered in the name of Computershare Trust Company of Canada can be exercised by employees, or their attorneys authorized in writing, by indicating on the enclosed voting instruction card the necessary directions to Computershare Trust Company of Canada or any other person or company (who need not be a Shareholder) as to how they wish their Employee Shares to be voted at the Meeting. The Employee Shares will be voted pursuant to the directions of the beneficial owner. If no choice is specified for an item, the Employee Shares will be voted in favour of management's propositions and be voted at the discretion of Computershare Trust Company of Canada or such other person indicated in respect of amendments to management's propositions or on such other business as may properly be brought before the Meeting. Only Employee Shares in respect of which a voting instruction card has been signed and returned (or in respect of which the employee has given voting instructions by telephone or over the Internet) will be voted.

A holder of Employee Shares may revoke his or her directions indicated on a voting instruction card at any time by instrument in writing executed by the holder of Employee Shares, or by the holder's attorney duly authorized in writing, and (i) deposited with the Corporate Secretary of CN at the registered office of CN at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, (ii) filed with the Chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law, or in the case of directions given by telephone or over the Internet, by way of a subsequent telephone or Internet directions.

The voting instruction card must be used only with respect to Employee Shares. In the event that an employee holds common shares outside the Employee Share Investment Plan, he or she must also complete the enclosed proxy form with respect to the additional common shares. No proxy form is to be completed with respect to Employee Shares.

How can a Non-Registered Shareholder vote?

If you are a Non-Registered Shareholder, there are, as discussed below, two ways you can vote your shares held by your nominee. Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee either a request for voting instructions or a proxy form for the number of shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions, which should be carefully followed by Non-Registered Shareholders to ensure that their shares are voted at the Meeting.

In order for your shares to be voted for you, you must therefore follow the voting instructions provided by your nominee.

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxy holder and follow the signing and return instructions of your nominee. Non-Registered Shareholders who appoint themselves, as proxy holders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada. Do not otherwise complete the form sent to you as your vote will be taken and counted at the Meeting.

Who can I call with questions?

If you have questions about the information contained in this Management Proxy Circular or require assistance in completing your proxy form please call Georgeson Shareholder, the Company's proxy solicitation agent, at 1-800-890-1037.

How can I contact the transfer agent?

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 1800 McGill College Avenue, Montreal, Quebec, H3A 3K9, by telephone at 1-800-332-0095, by fax at 1-888-665-5666 or by email at
caregistryinfo@computershare.com.

Voting Restrictions

The Articles provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 15% of the aggregate of the votes attached to all voting shares of the Company that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 15% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates.

BUSINESS OF THE MEETING

Financial Statements

The consolidated financial statements of the Company for the year ended December 31, 2001, together with the auditors' report thereon, are included in the 2001 Annual Report sent to Shareholders with the Notice of Annual and Special Meeting of Shareholders and this Management Proxy Circular.

Election of Directors

The Articles provide that the Board of Directors of the Company shall consist of a minimum of seven and a maximum of 21 directors. Pursuant to a resolution of the Board, 15 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of Shareholders or until such person's successor is elected or appointed.

The term of office of each of the present directors expires at the close of the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and, unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction card intend to vote FOR the election of these nominees. The persons nominated are, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year. The Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors.

The following table sets out information regarding the nominees for election as directors:

                                             Served as a                                               Shares Beneficially
                                              Director                                                Owned, Controlled or
 Name and Municipality                          Since       Principal Occupation                           Directed(1)
 -----------------------------------------   --------- --------------------------------------------   --------------------


Michael R. Armellino                           1996   Retired Partner, The Goldman Sachs                      20,800
New York, New York                                    Group (investment bankers)
Purdy Crawford, O.C., Q.C., LL.D.              1995   Chairman, AT&T Canada Corp.                             17,800
Toronto, Ontario                                      (telecommunication company) and
                                                      Counsel, Osler, Hoskin & Harcourt (law
                                                      firm)
J.V. Raymond Cyr, O.C., LL.D.                  1995   Chairman, PolyValor Inc.                             12,800(2)
Montreal, Quebec                                      (telecommunication company)
Ambassador Gordon D. Giffin                    2001   Vice Chairman                                            2,000
Atlanta, Georgia                                      Long, Aldridge & Norman (law firm)
                                                      United States Ambassador to Canada
                                                      from August 1997 to April 2001
James K. Gray, O.C., LL.D.                     1996   Corporate Director and Former Chairman                   6,000
Calgary, Alberta                                      and Chief Executive Officer, Canadian
                                                      Hunter Exploration Ltd. (natural gas
                                                      company)
E. Hunter Harrison                             1999   Executive Vice-President and Chief                   59,994(3)
Burr Ridge, Illinois                                  Operating Officer of the Company
Edith E. Holiday                               2001   Attorney and Corporate Director                            800
Washington, DC                                        Former General Counsel
                                                      United States Treasury Department and
                                                      Secretary of the Cabinet
                                                      The White House
V. Maureen Kempston Darkes                     1995   Group Vice-President                                  2,800(4)
O.C., D.Comm., LL.D.                                  General Motors Corporation
Miramar, Florida                                      and President Latin America, Africa
                                                      and Middle East (automobile
                                                      manufacturer)
Gilbert H. Lamphere                            1998   Managing Director                                       10,500
New York, New York                                    Lamphere Capital Management (private
                                                      equity investment firm)
Denis Losier                                   1994   President and Chief Executive Officer,                  12,800
Moncton, New Brunswick                                Assumption Life (life insurance
                                                      company)

The Hon. Edward C. Lumley, P.C., LL.D.         1996   Vice-Chairman, BMO Nesbitt Burns                         8,800
South Lancaster, Ontario                              (investment bankers)
David G.A. McLean, O.B.C., LL.D.               1994   Chairman of the Board of the Company                    27,170
Vancouver, British Columbia                           Chairman and Chief Executive Officer,
                                                      The McLean Group (real estate
                                                      investment company)

                                        5



                                             Served as a                                               Shares Beneficially
                                              Director                                                Owned, Controlled or
 Name and Municipality                          Since       Principal Occupation                           Directed(1)
 -----------------------------------------   --------- --------------------------------------------   --------------------

Robert Pace                                    1994   President and Chief Executive Officer,                  12,800
Halifax, Nova Scotia                                  The Pace Group (private holding
                                                      company)
Cedric E. Ritchie, O.C., LL.D.                 1995   Corporate Director and Former Chairman                  12,800
Toronto, Ontario                                      and Chief Executive Officer, The Bank
                                                      of Nova Scotia
Paul M. Tellier, P.C., C.C., Q.C., LL.D.       1992   President and Chief Executive Officer               132,262(5)
Montreal, Quebec                                      of the Company


-----------

(1) The information as to shares beneficially owned, controlled or directed has been furnished by the respective nominees individually and includes deferred stock units but does not include shares under options.

(2) Includes 2,000 deferred stock units pursuant to the terms of the Directors Share Purchase Plan described herein under "Directors' Compensation".

(3) Includes 40,000 performance-based restricted shares granted to Mr. Harrison on March 30, 1998, and fully vested as of January 22, 2002. (See "Executive Compensation-- Summary Compensation Table.")

(4) Includes 1,600 deferred stock units pursuant to the terms of the Directors Share Purchase Plan described under "Directors' Compensation".

(5) Includes 30,374 deferred share units, including dividend equivalents thereon, under the Senior Executive Bonus Share Plan (see "Executive Compensation -- Summary Compensation Table").

The Board of Directors adopted in 1998 a guideline that each director own, within five years of joining the Board, not less than $CAD150,000 in value of common shares of the Company, including share units and similar plans, if any, but not including the value of unexercised options. The average value of common shares of the Company owned by non-employee directors is approximately $CAD915,000 (based on the February 28, 2002 average closing price of the common shares of the Company on the Toronto and New York stock exchanges).

For the composition of the committees of the Board of Directors, reference is made to "Corporate Governance" herein below. Messrs. Tellier and Harrison are the only executive officers of the Company serving on the Board of Directors.

Appointment of Auditors

KPMG LLP have served as the Company's auditors since 1992. In 2001, fees billed by KPMG LLP for audit and audit-related services provided to the Company were $CAD1,953,595 in the aggregate. The fees billed by KPMG LLP for other services provided to the Company in 2001 totaled $CAD509,690. In 2001, KPMG LLP did not provide to the Company financial information technology services relating to financial information systems design and implementation. At its meeting held on March 4, 2002, the Audit and Finance Committee of the Board of Directors considered whether the provision of non-audit related services by the Company's auditors was and remains compatible with maintaining their independence and determined that the auditors' independence is not thereby compromised. The Audit and Finance Committee also adopted a policy requiring that management obtain the approval of the Committee prior to retaining KPMG LLP for any matter where their fees for non-audit related services are expected to exceed $CAD100,000.

The Board of Directors is recommending that KPMG LLP be appointed to serve as the Company's auditors until the next annual meeting of Shareholders. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instruction card intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of Shareholders.

Amendment to CN Articles

In 1995, as part of the initial public offering process, the Company was continued under the Canada Business Corporations Act ("CBCA"). The first substantial amendments to the CBCA since 1975 came into force on

November 24, 2001. The changes to the CBCA are enabling rather than restricting in that they allow conduct not permitted under the prior legislation.

In order to dispense with the requirement to obtain unanimous shareholder approval to hold a shareholder meeting outside of Canada, the CBCA now allows the Company to provide in the Articles places outside of Canada where shareholder meetings can be held. Accordingly, on March 5, 2002, the Board of Directors of the Company passed a resolution, subject to confirmation by the Shareholders by special resolution, authorizing the Company to apply for a Certificate of Amendment to amend the Articles to provide for the holding of shareholder meetings outside of Canada at any of the following places in the United States where the Company has major rail operations: in the greater urban areas of Chicago, Illinois; Jackson, Mississippi; Madison, Wisconsin; Memphis, Tennessee; New Orleans, Louisiana; and Washington, D.C., and any other place in the United States, as determined from time to time by the Board of Directors.

Accordingly, the Board of Directors and management are recommending that the shareholders vote FOR the approval of the following special resolution that requires an affirmative vote of not less than two-thirds of the votes cast in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instruction card intend to vote FOR the approval of the special resolution.

"RESOLVED, as a special resolution:

         1. THAT the Company is hereby authorized to apply for a Certificate of Amendment under Section 173 of the Canada Business Corporations Act ("CBCA") amending the Articles of Continuance of the Company to add the following sentence under "Other provisions, if any": "Meetings of shareholders may be held outside of Canada at any of the following places in the United States: in the greater urban areas of Chicago, Illinois; Jackson, Mississippi; Madison, Winsconsin; Memphis, Tennessee; New Orleans, Louisiana; and Washington, D.C., and any other place in the United States, as determined from time to time by the Board of Directors.

         2. THAT any of the President and Chief Executive Officer or the Senior Vice-President, Chief Legal Officer and Corporate Secretary, acting alone, is hereby authorized and directed, for and on behalf of the Company, to sign and deliver all such documents and to do all such other acts as may be considered desirable or necessary to give effect to this special resolution (including, without limitation, the delivery of Articles of Amendment in the prescribed form to the Director under the CBCA), the execution of any such document or the doing of any such act being conclusive evidence of such determination.

         3. THAT such resolution may be rescinded by the Board of Directors before it is acted upon."

Replacement of By-law No.1

At its meeting held on March 5, 2002, the Board of Directors adopted a resolution, subject to Shareholder confirmation, to enact a new By-law No.1 relating generally to the business and affairs of the Company. New By-law No. 1 mainly provides greater flexibility to the Board to determine procedural matters. Generally, new By-law No. 1 contains matters that under the CBCA are required to be established by way of by-laws. On such matters, no substantive changes have been made from the repealed By-law No.1 except for providing that shareholder meetings may be held in the United States at such places as are provided in the Articles, increasing the quorum for shareholder meetings from 10% to 25% of the Company's outstanding shares and, further to the recent amendments to the CBCA, removing the requirement that Board committees be comprised of a majority of Canadian residents. The new By-law No.1 also provides flexibility to address future developments, which may be permitted by governing legislation, such as the use of new and emerging technologies.

The text of the repealed By-law No.1 of the Company may be obtained upon request addressed to the Corporate Secretary of the Company, at 935, de La Gauchetiere Street West, Montreal, Quebec, H3B 2M9 (telephone: (514) 399-7091; facsimile:
(514) 399-4854). In addition, copies of the repealed By-law No.1 will be made available at the Meeting.

Pursuant to the CBCA, the Board of Directors of the Company has the authority to adopt any of the Company's by-laws and is required to submit such by-laws to the Shareholders at their next meeting. The Shareholders may, by ordinary resolution, confirm, reject or amend any such by-law. By-laws that are confirmed by the Shareholders are effective from the date of the resolution of the Board of Directors approving such by-laws.

At the Meeting, Shareholders will be asked to consider, and if deemed appropriate, adopt an ordinary resolution confirming new By-law No.1 of the Company, the text of which is set out as Schedule A to this Management Proxy Circular. The Board of Directors and management are recommending that the Shareholders vote FOR the approval of the following resolution that requires an affirmative vote of a majority of the votes cast in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instruction card intend to vote FOR the approval of the following resolution.

"RESOLVED:

         THAT new By-law No.1, enacted by the Board of Directors of the Company at its meeting held on March 5, 2002, is hereby confirmed as a by-law of the Company."

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following description of the Company's corporate governance practices is responsive to the disclosure requirements of The Toronto Stock Exchange (the "TSE"). These requirements provide that listed companies must annually disclose their corporate governance practices by comparing their own practices to those put forward and recommended in the guidelines of the TSE (the "Guidelines").

The Company is committed to adhering to the highest possible standard in all aspects of its activities and its corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in the Corporate Governance Manual of the Company (the "Manual"). The Manual is revised regularly with a view to continually improving the practices of the Company by assessing their effectiveness and comparing them with evolving practices in the field and the changing circumstances and needs of the Company. The Manual forms part of the documentation that is given to all persons elected or appointed to the Board of Directors of the Company. In addition, the Board of Directors, through the Corporate Governance Committee, has established a performance evaluation program designed to assess its effectiveness, that of the Chairman of the Board, that of the Committees and that of individual directors. This process culminates with a meeting of the Corporate Governance Committee with all directors being invited to participate and discuss performance.

The Board of Directors believes that its corporate governance practices, as set forth in the Manual and as followed, conform to the Guidelines in all respects and substantially conform to the recommendations of the Final Report of the Joint Committee on Corporate Governance ("Saucier Report"). The Board of Directors is also of the opinion that these practices are well designed to assist the Company in achieving its principal stated corporate objective, which is the enhancement of shareholder value.

Mandate of the Board of Directors and of its Committees

The role of the Board of Directors is to supervise the management of the business and affairs of the Company. The Board of Directors and management believe that this supervision mandate can best be achieved by ensuring that the Board of Directors is kept well informed, in a timely manner, of the affairs and progress of the Company towards specific objectives, while giving management as much flexibility as possible in discharging its own mandate and performing its duties.

Given the size of the Company, the nature and geographical scope of its activities and the great number of laws and regulations to which it is subject, the Board of Directors has subdivided this supervision mandate into six areas and has constituted committees that have more direct responsibilities for such areas. All committees report to the Board of Directors and, subject to certain limited exceptions, there are no delegations of the Board's authority to committees.

Audit and Finance Committee

Management's responsibilities for the integrity of the Company's internal controls and financial reporting and the continuous monitoring of its financial situation are under the supervision of the Audit and Finance Committee which is composed only of "outside directors" who are all "unrelated directors" as such expressions are defined in the Guidelines. In particular, the Audit and Finance Committee is responsible for reviewing the Company's financial reporting procedures and internal controls. As part of its responsibility, the Audit and Finance Committee reviews the annual and quarterly financial statements, financial information contained in publicly disseminated documents and annual external auditor reports, as well as significant accounting policies, reporting practices, and internal controls. The Audit and Finance Committee also reviews the principal risks of the Company's business and the steps management has taken to ensure that appropriate systems are implemented to manage the risks. The Audit and Finance Committee held 6 meetings in 2001.

The Audit and Finance Committee of the Board of Directors has reviewed the recommendations of the Report of the U.S. Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees ("Blue Ribbon Committee"). The Company voluntarily complies with the corporate governance rules of the U.S. Securities and Exchange Commission and the listing standards of the New York Stock Exchange, which adopted the Blue Ribbon Committee's recommendations. To this end, the Board of Directors has adopted a revised Charter governing the mandate and responsibilities of the Audit and Finance Committee. This Charter provides added guidance to the Committee with respect to issues deserving of careful consideration.

Report of the Audit and Finance Committee

The Audit and Finance Committee monitors the integrity of the financial reporting process and systems of internal control through discussions with management, the external auditors and the internal auditor. The Audit and Finance Committee is responsible for reviewing annual and quarterly financial statements prior to their approval by the Board of Directors. The full mandate of the Audit and Finance Committee is contained in the Charter of the Audit and Finance Committee that is set out as Schedule B to this Management Proxy Circular.

The Audit and Finance Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2001 with management; discussed with the independent auditors the matters requiring discussion under professional auditing guidelines and standards in Canada and the United States; and received the written disclosures from the independent auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States, and has discussed with the auditors their independence. Based on these reviews and discussions, the Audit and Finance Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2001 be included in the annual report to Shareholders and that KPMG LLP be reappointed as independent auditors by the Shareholders.

Submitted by the Audit and Finance Committee of the Board of Directors:

Robert Pace, Chairman
Michael R. Armellino
J.V. Raymond Cyr
Gordon D. Giffin
James K. Gray
Edith E. Holiday
Denis Losier
Cedric E. Ritchie.

The above report of the Audit and Finance Committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Management Proxy Circular in any filing under applicable Canadian and U.S. securities legislation, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such applicable securities legislation.

Corporate Governance Committee

The compliance by the Company with all of its statutory obligations, including communication with the holders of its securities, is under the supervision of the Corporate Governance Committee. The Investor Relations function of the Company, in conjunction with the office of the Corporate Secretary, receives and deals with communications from Shareholders and the investment community generally. The Corporate Governance Committee also ensures that there is a constant monitoring of the Board's performance and of the effectiveness of the process by which the Board of Directors discharges its mandate. The composition of the Board of Directors is also monitored by the Corporate Governance Committee.

The Corporate Governance Committee is composed exclusively of "outside directors" who, except for one member, are all "unrelated directors" as such expressions are defined in the Guidelines. It has the responsibility of overseeing and monitoring the corporate governance policies of the Company. This committee reviews corporate governance matters with the Chairman, the President and Chief Executive Officer and the Corporate Secretary, and suggests improvements to the organization and conduct of Board of Directors and committee meetings. The Corporate Governance Committee is vested with the authority to develop the appropriate processes for the periodic evaluation of the Board of Directors as a whole, the Committees and individual directors, including the Chairman of the Board.

The Corporate Governance Committee develops, reviews, and monitors policies and procedures for meeting the Board's information needs, including informal and formal access to management. This committee also reviews and reports to the Board of Directors any request by any executive officer for membership on other boards of directors. In conjunction with the office of the Corporate Secretary, the Corporate Governance Committee arranges an orientation and information program for new directors.

The Corporate Governance Committee annually reviews the credentials of nominees for election or re-election as members of the Board of Directors. It considers their continued qualification under applicable law, the continued validity of the credentials underlying the appointment of each director, and an evaluation of the effectiveness and participation of such director at the Board of Directors. This committee also makes recommendations as to the remuneration of the Chairman and the other directors. In addition, the Corporate Governance Committee can in case of emergency give prior approval to certain budgeted transactions subject to reporting any such prior approvals to the Board of Directors at its next meeting.

Subject to notice to the Chairman of the Corporate Governance Committee, a member of the Board of Directors may engage an outside advisor at the expense of the Company in appropriate circumstances.

The Corporate Governance Committee held 4 meetings in 2001.

Environment, Safety and Security Committee

The compliance by the Company with the highest standards, as well as statutory obligations, with regard to the protection of the environment and the safety and security of its operations, is under the supervision of the Environment, Safety and Security Committee, which is composed only of "outside directors" who are all "unrelated directors" as such expressions are defined in the Guidelines. In particular, the Environment, Safety and Security Committee is mandated by the Board to ensure that environmental, health and safety, and security policies, procedures and guidelines are developed and implemented. This committee assesses corporate environmental, health and safety and security practices, monitors systems, and, where applicable, ensures that remedial plans and programs are carried out. The Environment, Safety and Security Committee obtains reports on a timely basis in respect of all material incidences, complaints, notices, investigations and proceedings by governmental authorities or other parties. It also ensures that employee training and safety standards are developed and implemented.

The Environment, Safety and Security Committee held 5 meetings in 2001.

Human Resources Committee

Succession planning, through the recruitment, training and monitoring of senior management, and the adoption and implementation of compensation policies consistent with the objectives of the Company, are under the supervision of the Human Resources Committee, which is composed only of "outside directors" who, except for one member, are all "unrelated directors" as such expressions are defined in the Guidelines. In particular, the Human Resources Committee ensures that the President and Chief Executive Officer has established a succession planning process for all executive management. This committee also monitors and recommends appointments of executive management. It evaluates executive performance, including that of the President and Chief Executive Officer, recommends compensation for the President and Chief Executive Officer, and executive management, and approves the terms and conditions of executive management appointments, terminations, and retirements. The compensation philosophy and policy, designed to directly reward the enhancement of shareholder value, led to the approval of the Management Long-Term Incentive Plan by the shareholders at the 1996 annual meeting of the Company, and was developed under the leadership of this committee. Finally, the Human Resources Committee ensures the proper monitoring of pension issues, strategic labour issues, and social issues such as employment equity and employment assistance programs.

The Human Resources Committee held 6 meetings in 2001.

Investment Committee of the Company Pension Trust Fund

The Company Pension Trust Fund is under the supervision of the Investment Committee, which is composed only of "outside directors" who are all "unrelated directors" as such expressions are defined in the Guidelines. The Investment Committee monitors the investments of the Company Pension Trust Fund in accordance with the general investment policy for the year, as approved by the Board, and ratifies significant Pension Trust Fund investments made and interests acquired. The Investment Committee also makes recommendations to the Board of Directors regarding changes to the general investment policy of the Company Pension Trust Fund.

The Investment Committee held 3 meetings in 2001.

Strategic Planning Committee

The Strategic Planning Committee is a committee of the whole Board in order to allow all directors to be involved in the Company's strategic direction. The role of the Strategic Planning Committee is to ensure that a strategic planning process is in place, to review and approve strategies and to monitor management's success in implementing the strategies. In particular, the Strategic Planning Committee acts in an advisory role to the President and Chief Executive Officer, and focuses on financial and strategic issues, particularly the Company's business plan and capital budget.

The Strategic Planning Committee held 2 meetings in 2001.

Composition of the Board of Directors and of its Committees

The Board of Directors is currently composed of 15 members, all of whom are standing for re-election. The Corporate Governance Committee has reviewed and is satisfied with the current size, geographical representation, business background and diversified experience of the Board of Directors as a whole as well as the valuable contribution each brings to the performance of the Board. The Corporate Governance Committee constantly monitors Board membership to ensure the Board of Directors functions effectively.

Of the 15 directors, only Mr. Tellier, the President and Chief Executive Officer of the Company, and Mr. Harrison, the Executive Vice-President and Chief Operating Officer of the Company, are officers or "inside directors" as such expression is defined in the Guidelines. Of the remaining 13 directors, at least twelve are "unrelated directors" as such expression is defined in the Guidelines and the other director is a senior executive of a major customer of the Company. In determining whether an outside director is an "unrelated director" any interest of such director and all relevant business and other relationships (including without limitation customer, supplier and service provider relationships) have been considered by the Board of Directors in accordance with the Guidelines.

The Committees are composed as follows:

Audit and Finance Committee: Mr. Robert Pace, Chairman, Mr. Michael R. Armellino, Mr. J.V. Raymond Cyr, Amb. Gordon D. Giffin, Mr. James K. Gray, Ms. Edith E. Holiday, Mr. Gilbert H. Lamphere, Mr. Denis Losier and Mr. Cedric E. Ritchie.

Corporate Governance Committee: Mr. David G.A. McLean, Chairman, Mr. Michael R. Armellino, Mr. Purdy Crawford, Amb. Gordon D. Giffin, Mr. James K. Gray, Ms. V. Maureen Kempston Darkes, Mr. Robert Pace and Mr. Cedric E. Ritchie.

Environment, Safety and Security Committee: Mr. J.V. Raymond Cyr, Chairman, Mr. Michael R. Armellino, Mr. James K. Gray, Mr. Gilbert H. Lamphere, Mr. Denis Losier, The Hon. Edward C. Lumley and Mr. David G.A. McLean.

Human Resources Committee: Mr. Purdy Crawford, Chairman, Mr. J.V. Raymond Cyr, Ms. V. Maureen Kempston Darkes, Mr. Gilbert H. Lamphere, Mr. Denis Losier, The Hon. Edward C. Lumley, Mr. David G.A. McLean and Mr. Cedric E. Ritchie.

Investment Committee of the Pension Trust Fund: The Hon. Edward C. Lumley, Chairman, Mr. Michael R. Armellino, Mr. Purdy Crawford, Mr. J.V. Raymond Cyr, Ms. Edith E. Holiday, Mr. David G.A. McLean, Mr. Robert Pace and Mr. Cedric E. Ritchie.

Strategic Planning Committee: Mr. Michael R. Armellino, Chairman, Mr. Purdy Crawford, Mr. J.V. Raymond Cyr, Amb. Gordon D. Giffin, Mr. James K. Gray, Ms. Edith E. Holiday, Ms. V. Maureen Kempston Darkes, Mr. E. Hunter Harrison, Mr. Gilbert H. Lamphere, Mr. Denis Losier, The Hon. Edward C. Lumley, Mr. David G.A. McLean, Mr. Robert Pace, Mr. Cedric E. Ritchie, and Mr. Paul M. Tellier.

The President and Chief Executive Officer attends meetings of committees as necessary; senior officers attend where their area of expertise and responsibility is required to assist a committee in its deliberations.

The positions of Chairman of the Board and President and Chief Executive Officer are separate. Mr. David G.A. McLean, who has been a director of the Company since 1994, is the non-executive Chairman of the Board. Mr. Paul M. Tellier is President and Chief Executive Officer; he has served in this capacity and has been a director since 1992.

The Board of Directors on an ongoing basis reviews, monitors and, as required, approves the strategies, objectives and goals of the Company that the President and Chief Executive Officer is responsible for achieving.

Process

During the last half of each year, the Chairman of the Board, in collaboration with the Corporate Secretary, establishes a schedule for the meetings of the Board of Directors and its committees for the following year. Eleven such meetings were scheduled and held during the course of 2001. If during the course of the year events or circumstances require Board action or consideration, additional meetings are called. In 2001, two such additional meetings were held to consider various matters that arose during the course of the year.

It is the Company's policy that, generally, no decision requiring Board consideration or approval be delegated to or made by a committee. Most issues will be initially discussed and examined by the relevant committee, which, if it deems it appropriate, will report and bring a recommendation to the Board of Directors, which will make the decision.

When the schedule for Board of Directors and committee meetings is established, the Corporate Secretary, in collaboration with the chairmen of the various committees and with the executive officers having responsibility for the matters supervised by each committee, establishes agendas for the year. This ensures that all those matters, which are the more direct responsibility of each committee, are scheduled for review in a timely and orderly manner by the responsible committee during the course of the year.

The Company believes that proceeding in this manner also helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. As the year progresses, the regular agendas are complemented with items and presentations selected on the basis of their relevance at the time, keeping in mind management's commitment to keeping the Board of Directors well informed of all significant developments in the business and prospects of the Company. As is the case for full Board meetings, other meetings of the committees are called and held during the year as circumstances warrant.

During the course of the year, constant communication will take place between the Chairman and the President and Chief Executive Officer. Likewise, through the Office of the Corporate Secretary, executive officers having responsibilities for matters placed under the supervision of particular committees will communicate with the chairmen of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors having special supervisory responsibilities. It also allows the Chairman of the Board, or the chairmen of the various committees, to determine both the appropriateness of having special or additional meetings of either the Board of Directors or a committee and to establish and complement agendas for future meetings.

Expectation of Management

The Board of Directors relies on the information that management provides to the Board of Directors and its committees, and thus the quality of such information, both in terms of timeliness and completeness, is critical to the effectiveness of Board decisions. The Board of Directors believes that the process outlined above is essential to reaching this objective and to enable it to properly discharge its mandate.

Shares Owned or Controlled by Senior Management

As of February 28, 2002, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, or held options to exercise an aggregate of approximately 5.5 million common shares, representing approximately 2.8% of the outstanding common shares.

EXECUTIVE COMPENSATION

The following table sets forth the annual compensation for the Chief Executive Officer and for each of the other four most highly compensated executive officers (together, the "Named Executive Officers") for the year ended December 31, 2001 and for each of the two preceding years. All amounts in this section are in U.S. currency, unless otherwise indicated.


                                                     Summary Compensation Table(1)


                                             Annual Compensation                     Long-Term Compensation
                                             -----------------------------------------------------------------
                                                                                    Awards             Payouts
                                                                                    --------------------------
                                                                             Securities  Restricted
                                                                                Under    Shares or    Long-Term
                                                                              Options/   Restricted   Incentive
                                                             Other Annual       SARs      Share         Plan             All Other
Name and Principal                      Salary       Bonus   Compensation(5)  Granted     Units        Payouts         Compensation
Position                       Year      $US         $US          $US            #        $US           $US                 $US
------------------------------------------------------------------------------------------------------------------------------------
Paul M. Tellier                2001    904,159      797,400    43,598(6)      230,000      Nil        978,900(8)                 Nil
President and Chief            2000    807,972      605,979          Nil      175,000      Nil               Nil                 Nil
Executive Officer              1999    602,369      602,369          Nil      200,000      Nil               Nil          66,604(11)

E. Hunter Harrison             2001    850,000      595,000   157,107(7)      200,000      Nil        435,056(9)    1,730,411(12,13)
Executive Vice-President       2000    600,000      405,000   180,432(7)      100,000      Nil   7,074,992(9,10)         216,188(12)
and Chief Operating Officer    1999    535,000      481,500   162,485(7)       40,000      Nil               Nil         203,452(12)

Claude Mongeau(2)              2001    348,747      174,100          Nil       65,000      Nil        123,994(8)                 Nil
Executive Vice-President       2000    247,441   292,284(4)          Nil       50,000      Nil               Nil                 Nil
and Chief Financial Officer    1999    176,672      177,278          Nil       60,000      Nil               Nil          22,469(11)

James M. Foote(3)              2001    388,706      174,100          Nil       60,000      Nil        148,793(8)                 Nil
Executive Vice-President,      2000    252,491      186,642          Nil       50,000      Nil               Nil                 Nil
Sales and Marketing            1999    191,816      162,539          Nil       58,000      Nil               Nil          41,155(11)

Jack T. McBain                 2001    258,331      113,200          Nil       50,000      Nil        344,573(8)                 Nil
Senior Vice-President,         2000    239,025      145,637          Nil       40,000      Nil               Nil                 Nil
Operations                     1999    232,198      190,672          Nil       59,000      Nil               Nil          45,622(11)


(1) Payments made in Canadian currency to Messrs Tellier, Mongeau, Foote (in 1999 and 2000) and McBain were converted using average rates of exchange of 1.5484, 1.4852 and 1.4858, respectively, for the years 2001, 2000 and 1999.

(2) Mr. Mongeau was appointed Senior Vice-President and Chief Financial Officer in October 1999 and was appointed Executive Vice-President and Chief Financial Officer in October 2000.

(3) Mr. Foote was appointed Senior Vice-President, Sales and Marketing in January 1999 and was appointed Executive Vice-President, Sales and Marketing in October 2000.

(4)  Includes a special one-time bonus of $US100,996.

(5) Aggregate perquisites and other personal benefits that do not exceed the lesser of $CAD50,000 or 10% of the total of the annual salary and bonus for any of the Named Executive Officers, are not included in this column.

(6) Includes dividend equivalents in the amount of $US15,188 accrued during 2001 in respect of deferred share units awarded in 1997 under the Senior Executive Bonus Share Plan.

(7) Includes deemed interest on interest-free loans described under "Employment Contracts/Arrangements" in the amounts of $US144,751 in 1999, $US142,812 in 2000 and an aggregate of $US122,237 in 2001.

(8) Bonus Shares were awarded in 1997 under the Senior Executive Bonus Share Plan, contingent on the achievement of return on investment targets for each of fiscal 1997, 1998, 1999 and 2000. The Bonus Shares fully vested on January 23, 2001 and were paid out in deferred share units payable in cash upon retirement or termination of employment. The value of the deferred share units is based on the closing price of the common shares on January 23, 2001 ($US32.63 per share).

(9) 40,000 performance-based restricted shares were granted to Mr. Harrison on March 30, 1998 pursuant to the terms of his employment agreement and, based on the closing price of the common shares on the NYSE on such date, had a value of $US1,291,240. The vesting of the restricted shares was subject to the Company's attainment, during years 1999, 2000 and 2001, of performance objectives, and to Mr. Harrison's continued employment during such period. The restricted shares vested as to one third on each of January 25, 2000 and January 23, 2001 and, based on the closing price of the common shares on the NYSE on each such date, had a value of $US324,992 ($US24.375 per share) and $US435,056 ($US32.63 per share), respectively.

(10) Also includes total payment of $US6,750,000 under a Long-Term Cash Incentive Program that was implemented pursuant to the terms of Mr. Harrison's employment agreement and was comparable to the long-term incentive opportunity he had with Illinois Central Corporation. The award was subject to the Company's attainment, during fiscal years 1998, 1999 and 2000, of performance objectives. Payment under the Plan was made at the maximum level because 2001 performance objectives were met one year earlier during fiscal year 2000.

(11) Represents the value of common shares issued in 1999, pursuant to the provisions of the 1995 Management Share Matching Plan. The amounts are based on the closing price of the common shares when transferred out of the Plan.

(12) Includes the combined Illinois Central Corporation contributions to a defined contribution plan and to a 401(k) plan as well as the amounts accrued under an executive account balance and under an excess benefit plan. (See "Pension Plan").

(13) Also includes forgiveness of a $US1,500,000 interest-free loan (See "Employment Contracts/Arrangements").

Mid-Term Incentive Plan -- Awards in Last Financial Year

The following table shows information regarding awards of share units made to Named Executive Officers under the Mid-Term Incentive Share Unit Plan of the Company during the financial year ended December 31, 2001. The Mid-Term Incentive Share Unit Plan was approved by the Board of Directors at its meeting held on July 23, 2001. The Plan entitles designated senior management employees to receive payout on June 30, 2004 of a combination of common shares of the Company, as to fifty percent, and cash value as to the remaining fifty percent. The one-time performance-based share unit awards vest conditionally upon the attainment of targets relating to the Company's average share price over a defined trading period in the first half of 2004. Should the average share price be $CAD75 or less, the units will be cancelled and no payout will be made under the Plan. The units fully vest only upon the attainment of a $CAD100 average share price, which is the maximum target (linear vesting applies where the average share price is between $CAD75 and $CAD100).





                                                                         Estimated Future Payouts Under
                                                                        Non-Securities-Price-Based Plans
                            Securities,      Performance or Other       ----------------------------------
                          Units or Other        Period Until           Threshold      Target       Maximum
Name                        Rights (#)      Maturation or Payout       ($ or #)     ($ or #)     ($ or #)
----------------------------------------------------------------------------------------------------------
Paul M. Tellier               40,000            June 30, 2004             N/A           N/A          N/A

E. Hunter Harrison            30,000            June 30, 2004             N/A           N/A          N/A

Claude Mongeau                15,000            June 30, 2004             N/A           N/A          N/A

James M. Foote                14,000            June 30, 2004             N/A           N/A          N/A



Stock Options Granted to Named Executive Officers During the Last Financial Year

The following table shows information regarding grants of stock options made to Named Executive Officers under the Management Long-Term Incentive Plan during the financial year ended December 31, 2001. See "Management Long-Term Incentive Plan" for a description of the Plan.




                                                                                             Market Value of
                                                           % of Total                          Securities
                                          # of               Options                           Underlying
                                       Securities           Granted to       Exercise        Options on Date
                          Year        Granted Under        Employees in       Price(2)         of Grant(2)
Name                     Granted       Options(1)         Financial Year       ($US)         ($US/Security)        Expiry Date
--------------------------------------------------------------------------------------------------------------------------------
Paul M. Tellier           2001          230,000               9.6              32.30             32.30          January 26, 2011

E. Hunter Harrison        2001          200,000               8.3              32.30             32.30          January 26, 2011

Claude Mongeau            2001           65,000               2.7              32.30             32.30          January 26, 2011

James M. Foote            2001           60,000               2.5              32.30             32.30          January 26, 2011

Jack McBain               2001           50,000               2.1              32.30             32.30          January 26, 2011



(1) These options are subject to vesting restrictions, which lapse as to 25% per year, with vesting therefore commencing on the first anniversary date of grant.

(2) The exercise price and market value of $CAD50.02 have been converted using the average rate of exchange of 1.5484 for the year 2001.

Aggregate Option Exercises During the Last Financial Year and Financial Year-End Option Value

The following table shows information regarding exercises of stock options granted to Named Executive Officers under the Management Stock Option Plan and the Management Long-Term Incentive Plan (except for Mr. Harrison's grant under his employment agreement) during the financial year ended December 31, 2001. See "Management Stock Option Plan" and "Management Long-Term Incentive Plan" for a description of such plans.



                                                                                                         Value of Unexercised
                             Securities       Aggregate                 Unexercised Options              In-The-Money Options
                             Acquired on        Value                       at FY-End                         at FY-End
                              Exercise        Realized                        (#)                              ($US)(1)
------------------------------------------------------------------------------------------------------------------------------------
Name                             (#)           ($US)            Exercisable       Unexercisable     Exercisable       Unexercisable
-----------------------------------------------------------------------------------------------------------------------------------
Paul M. Tellier             117,868(2)       3,483,316           293,750             511,250         6,741,365          10,749,761

E. Hunter Harrison                 Nil             Nil           345,000             395,000         7,126,711           7,944,330

Claude Mongeau                  29,732         861,607            60,918             135,750         1,552,029           2,873,209

James M. Foote                  42,400       1,085,249            81,450             129,750         2,300,297           2,717,969

Jack McBain                     13,332         298,773            93,468             115,000         2,741,399           2,413,798



(1) Value of unexercised in-the-money options at financial year-end is the difference between the average closing price of the common shares on December 31, 2001 on the New York and Toronto Stock Exchanges ($CAD76.81) and the exercise price, converted using the average rate of exchange of
     1.5484 for the year 2001. This value has not been, and may never be, realized. The actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

(2) Mr. Tellier sold 100,000 shares and continued to hold 17,868 shares upon exercising these options (see "Election of Directors").

Composition of the Human Resources Committee

The Human Resources Committee evaluates and approves executive compensation for the Company. This committee is comprised of eight outside directors, namely Purdy Crawford, Chairman of the Committee, J.V. Raymond Cyr, V. Maureen Kempston Darkes, Gilbert H. Lamphere, Denis Losier, Edward C. Lumley, David G.A. McLean and Cedric E. Ritchie. The President and Chief Executive Officer and the Senior Vice-President, Corporate Services also attend meetings of this committee. The President and Chief Executive Officer and the Senior Vice-President, Corporate Services do not participate in discussions concerning their own compensation and leave the meeting when appropriate.

Report on Executive Compensation by the Human Resources Committee

The Human Resources Committee met 6 times in 2001. This committee evaluates executive officers' performance, including that of the President and Chief Executive Officer, against established objectives and recommends for approval by the Board of Directors compensation for the President and Chief Executive Officer and the other executive officers of the Company. The Human Resources Committee also makes recommendations with respect to the terms and conditions of executive officer appointment and termination or retirement, and reviews performance reports submitted for other executive officers.

The Compensation Policy of the Company

The pivotal and continuing theme of the Company's compensation policy has been to tie remuneration to the financial performance of the Company and the enhancement of shareholder value. This underlies the need to attract, retain and motivate outstanding executive talent in an increasingly visible and competitive environment.

The Company is committed to a compensation policy that drives business performance, is competitive and encourages broad share ownership. The compensation strategy is heavily weighted towards pay-for-performance components.

In determining compensation for most senior executives, the Company considers the compensation practices of U.S. based companies that are comparable in size and with whom the Company competes for executive talent. This competitive information is provided by external consultants retained by the Company. The

Company seeks to position total compensation for its executives, including base salary, annual, mid-term and long-term incentives, at the first quartile (75th percentile) of that paid by competitors, for positions with equivalent responsibilities and scope.

Compensation is comprised of four main components: base salary, annual incentive, mid-term incentive and long-term incentive. The Committee annually reviews each component and desired market positioning and makes recommendations based on individual performance, taking into account leadership abilities, retention risk and succession plans.

Base Salary

Base salaries are established according to the criteria set forth above and are benchmarked against median (50th percentile) comparator group practice. Payment of base salary and annual incentive is made in U.S. currency where deemed appropriate.

Annual Incentive

Through the Company's Annual Incentive Bonus Plan (AIBP), a substantial portion of an executive's annual compensation is linked to the achievement of key financial objectives and to personal performance. The financial criteria currently include operating ratio and other objectives linked to more sophisticated measures to increase asset utilization and align remuneration with return on investment and cash flow targets. Financial criteria and objectives are reviewed annually by the Committee.

Target payouts under the AIBP are set as a percentage of salary, which falls between median and 75th percentile of the comparator group's short-term incentive practice. The maximum payout under the AIBP is equal to twice the target.

Mid-Term Incentive

To further strengthen the link between compensation and superior performance, the Board of Directors approved in 2001 the Mid-Term Incentive Share Unit Plan. Under this Plan, the Company granted a one-time performance-based share unit award to selected executive officers, which will fully vest conditionally upon the attainment of a target average share price of $CAD100 over a defined trading period in the first half of 2004. (See "Mid-Term Incentive Plan -- Awards in Last Financial Year.")

Stock Options

The Company relies heavily on the grant of stock options to align management interest with shareholder value growth. Grant ranges are established to provide approximately 75th percentile of long-term incentive value provided by the comparator group, with significant recognition of individual contribution and potential in the individual awards.

The options have a ten-year term and an exercise price equal to fair market value at the time of the grant. The Company has in the past granted options linked to the achievement of financial targets. However, in the most recent years, the Company granted conventional options. Various events might, in the future, warrant grants linked to the achievement of key financial (or other) targets. The most recent situation where such grants were so linked was the integration of Illinois Central Corporation in 1999.

Stock Ownership

Stock ownership by executives has been further encouraged through the introduction of share ownership guidelines that require a minimum level of ownership set as a percentage of salary to be achieved over a five-year period.

Chief Executive Officer Compensation

The Summary Compensation Table under the caption "Executive Compensation" summarizes the compensation data for the President and Chief Executive Officer and other executives.

The performance of the President and Chief Executive Officer is measured against the goals, objectives and standards set annually between the President and Chief Executive Officer and the Human Resources Committee. The goals include both financial and non-financial dimensions, covering performance in the following areas: financial performance; marketing; operations; human resources management; technology and information infrastructure management; strategic planning; and corporate governance.

Based on a review of the foregoing, the Human Resources Committee rates the performance of the President and Chief Executive Officer and recommends to the Board of Directors his compensation based on his and the Company's performance.

Submitted by the Human Resources Committee of the Board of Directors:

Purdy Crawford (Chairman)
J.V. Raymond Cyr
V. Maureen Kempston Darkes
Gilbert H. Lamphere
Denis Losier
Edward C. Lumley
David G.A. McLean
Cedric E. Ritchie

Performance Graph

The following Performance Graph illustrates the yearly cumulative total shareholder return on the Company's common shares (assuming reinvestment of dividends) compared with the cumulative total return of the TSE 300, S&P 500, and S&P Rail Indices from the period beginning December 31, 1995 to the period ending December 31, 2001.

                                   [GRAPHIC]

                Dec-95      Dec-96    Dec-97     Dec-98     Dec-99    Dec-00     Dec-01
                ------     -------    ------     ------     ------    ------     ------
CN              $CAD59     $CAD100    $CAD129    $CAD153    $CAD147   $CAD170    $CAD293
TSE 300         $CAD78     $CAD100    $CAD115    $CAD113    $CAD149   $CAD160    $CAD140
S&P 500         $ US83     $ US100    $ US130    $ US165    $ US197   $ US177    $ US154
S&P Rail        $ US86     $ US100    $ US111    $  US99    $  US82   $  US87    $ US100

Management Stock Option Plan

At the time of the initial public offering in 1995, eligible managers of the Company were granted options under the Management Stock Option Plan (the "IPO Plan") to acquire common shares at $CAD27.00 per share (on a pre stock-split basis). Options are non-transferable except, in certain circumstances, upon the death of the holder of such options. The remaining options under the IPO Plan have a maximum term of 10 years from the date of the grant. Options may be canceled upon the termination of a participant's employment for cause or, if the participant voluntarily terminates employment. In the event of the death of a participant, all options held by such participant may be canceled 180 days after the participant's death. In the event that the participant's employment is terminated by the Company other than for cause, all options held by such participant may be canceled 30 days after termination of the participant's employment. A participant may exercise options for up to three years after retirement. All options under the IPO Plan have vested, effective January 26, 2000. No further options may be granted under the IPO Plan. There were 94,566 options exercisable as of December 31, 2001.

Management Long-Term Incentive Plan

The Company has adopted a Management Long-Term Incentive Plan (the "Plan") approved by the Shareholders on May 7, 1996 and amended on April 28, 1998. On January 23, 2001, the Board of Directors of the Company approved an amendment to the Plan to remove the annual restriction on the grant of options and to remove the flexibility to grant other rights, except for options. The maximum number of common shares that may be issued under the Plan is 15,000,000. The maximum number of shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year.

Stock options have a maximum exercise period of 10 years. The exercise price must be at least equal to the shares' fair market value on the date of grant. Vesting criteria, including the date or dates upon which all or a portion of the options become exercisable and Company performance targets which might have to be met for options to become exercisable, are established with respect to each grant.

Stock options may be canceled upon the termination of a participant's employment for cause or if the participant voluntarily terminates employment. In the event that a participant's employment is terminated by the Company other than for cause, all stock options held by such participant may be canceled 30 days or 3 months after termination of the participant's employment, depending on the date of grant. In the event of certain material transactions (as defined in the Plan), any unvested non-performance-related options will vest immediately.

During the financial year ended December 31, 2001, pursuant to the provisions of the Plan, the Company granted a total of approximately 1,194,000 options to purchase common shares at the market price on the date of grant to 29 executive officers. As at December 31, 2001, options for a total of 7,218,156 common shares had been granted and were outstanding under the Plan.

Employment Contracts/Arrangements (Messrs Tellier and Harrison)

On June 19, 2001, the Company entered into an agreement with the President and Chief Executive Officer setting out the terms and conditions of Mr. Tellier's employment, including base salary, Annual Incentive Bonus Plan participation, stock option grants, the award under the Mid-Term Incentive Share Unit Plan, participation in the CN Pension Plan, a Special Retirement Stipend, the award of deferred share units under the Executive Bonus Share Rights Plan and customary perquisites, all as described herein above. The agreement also contains provisions relating to the treatment of stock options and share units upon death, retirement or disability.

Mr. Harrison was prior to March 30, 1998, the President and Chief Executive Officer of Illinois Central Corporation ("IC"). He agreed to join the Company as Executive Vice-President and Chief Operating Officer as provided in the Agreement and Plan of Merger entered into by the Company and IC on February 10, 1998 in connection with the acquisition of IC by the Company. Mr. Harrison was engaged on the basis of a written employment agreement (the "Agreement"), effective as of March 30, 1998 and amended as of January 23, 2001, which provides for a term of employment expiring on June 30, 2004, subject to earlier termination. If Mr. Harrison's employment is terminated at any time during the term of the Agreement by the Company without "Cause" or by Mr. Harrison for "Good Reason" (as those terms are defined in the Agreement), in addition to receiving his accrued base salary and a pro rata portion of his annual target bonus, Mr. Harrison will receive an amount equal to three times the sum of his annual base salary and annual target bonus.

Mr. Harrison will also be entitled to continuation of his employee benefits and additional pension credits for three years and he will be entitled to exercise all of his vested stock options for the full term of such options. Mr. Harrison may voluntarily terminate his employment with the Company on the happening of certain specified events that include a material breach of the Agreement by the Company and events that would have a direct and significant adverse effect on Mr. Harrison's role and responsibilities as Executive Vice-President and Chief Operating Officer. Mr. Harrison's compensation under the Agreement provides for participation in the Company's Annual Incentive Bonus Plan with respect to each fiscal year during the term of the Agreement, a special grant of 400,000 options in 1998, participation in the Company's Management Long-Term Incentive Plan with respect to each fiscal year during the term of the Agreement and a Long-Term Cash Incentive Program as described hereinabove under footnote (10) of the Summary Compensation Table. The Agreement also includes special provisions relating to tax equalization payments in respect of Mr. Harrison's salary to compensate for higher tax liabilities in Canada compared to those applicable to his previous residence as well as a $US1,500,000 interest-free loan (the "First Loan") and a $US653,250 interest-free loan (the "Second Loan"). In accordance with the terms of the Agreement, the First Loan was forgiven in whole on March 30, 2001. Under the Agreement, as amended, the Second Loan will be forgiven in whole on June 30, 2004 if Mr. Harrison is still employed by the Company at that time.

See "Pension Plan" below for information concerning Mr. Harrison's pension arrangements.

Pension Plan

Executive officers participate in the Company's principal pension plan, which is a defined benefit plan providing pensions based on pensionable years of service and highest average earnings. The pension amounts are payable in Canadian currency and were converted using the average rate of exchange of 1.5484 for 2001.

The following table reflects an estimate of total annual benefits under the Company's principal pension plan payable upon retirement (age 65) to persons in specified earnings and service classifications:

Highest Average Earnings    Principal Pension Plan Pensionable Service (years)
         ($US)                                  ($US)
------------------------    -------------------------------------------------
                                10       20        25        30        35
                             -------   ------    ------    ------    ------
         100,000             11,076    22,152    27,690    33,228    38,766
         350,000             11,076    22,152    27,690    33,228    38,766
         600,000             11,076    22,152    27,690    33,228    38,766
         850,000             11,076    22,152    27,690    33,228    38,766
       1,100,000             11,076    22,152    27,690    33,228    38,766


The following table reflects an estimate of total annual benefits under any special agreement generating additional retirement income payable upon retirement (age 65) to senior executives in specified earnings and service classifications:

Highest Average Earnings  Special Retirement Stipend Pensionable Service (years)
         ($US)                                  ($US)
------------------------  -----------------------------------------------------
                             10       20          25          30          35
                          -------   -------   ---------    ---------   ---------
         100,000            7,963    15,926      19,908       23,889      27,871
         600,000          107,963   215,926     269,908      323,889     377,871
       1,100,000          207,963   415,926     519,908      623,889     727,871
       1,600,000          307,963   615,926     769,908      923,889   1,077,871
       2,100,000          407,963   815,926   1,019,908    1,223,889   1,427,871


Highest average earnings are the average annual pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is larger. Pensionable earnings consist of salary and overtime. However, benefits payable under the Company's principal pension plan are subject to a maximum annual pension benefit of $CAD1,715 ($US1,108) per year of pensionable service.

Senior executives who have at least two years of service and who execute an agreement, including a non-competition clause, are eligible for additional retirement income, charged to operating funds. This plan is called the Special Retirement Stipend. Accrued additional retirement income benefits are guaranteed through a letter of credit. The annual amount of an individual's additional retirement income is a set percentage of that individual's portion of actual average earnings that is greater than the maximum average earnings recognized by the Company's principal pension plan, multiplied by the number of years of service (maximum 35 years) of that individual.

In June 1999, the Board of Directors approved that the Special Retirement Stipend program be extended to senior management employees (Level IV), not already covered under such plan, with the following caveat:

     Service recognized to calculate the pension will be equal to:

     (a)  the service with the Company as senior manager in 1999; plus

     (b)  twice the service with the Company as senior manager after 1999.

     The sum of (a) and (b) shall not exceed the lower of (i) the total Company's service or (ii) 35 years.

The recognized maximum average earnings under the Company's pension plan was approximately $US60,200 for 2001. In January 1996, the definition of "salary" under the Special Retirement Stipend program was extended to include the bonuses paid by the Company under the Annual Incentive Bonus Plan after 1995, up to the target bonuses relating to the year for which such bonuses were paid. If the aggregate of any given individual's age and years of service is at least 85, and such individual is age 55 or over, both the pension benefits and additional retirement income become payable to such senior executive who retires prior to age 65.

Prior to joining the Company, Mr. Tellier was a member of the pension plan for Canadian federal civil servants established under the Public Service Superannuation Act (the "PSSA Plan"). When he joined the Company, the Treasury Board of Canada agreed that he would continue as a member of the PSSA Plan. On December 15, 1994, membership of Mr. Tellier in the PSSA Plan was transferred to a retirement compensation arrangement ("RCA") set up under the Special Retirement Arrangement Act. This transfer was necessary in order to accumulate and pay the pension benefits that cannot be paid under the PSSA Plan because of the limitations contained in the Income Tax Act. A contribution of $US5,767 was made by the Company for the period between January 1 to May 31, 1999 to the PSSA Plan or RCA and in lieu of participation in the Company's principal pension plan. Mr. Tellier's pension credits in the PSSA Plan and RCA are based on earnings he would have received had he continued in the Public Service of Canada. These earnings were established at $US130,572 per annum starting on April 1, 1998. Mr. Tellier had 30.27 years of service recognized under such plans when he retired under them in May 1999. Pension benefits under the PSSA Plan and RCA are based on the average earnings during the best six consecutive years of earnings under such plans. Mr. Tellier started receiving a monthly pension under such plans of $US5,715 in June 1999, $US5,296 of that monthly pension corresponds to a lifetime pension and the balance of $US419, is payable only until age 65.

Mr. Tellier joined the Company's principal pension plan on June 1, 1999. Mr. Tellier is also covered by a special pension arrangement which recognizes all of his services with the Government of Canada prior to joining the Company on October 1, 1992 (25 years and four and a half months), and all of his service with the Company since then. Mr. Tellier's pension benefits, which are totally vested to him, are equal to the pension benefits he would have been entitled to if he had been participating in the Company's principal pension plan and the Special Retirement Stipend program for all those years, less the sum of the total lifetime pension payable to him at age 60 under the PSSA Plan and RCA ($US5,296) and the pension payable under the Company's principal pension plan. These pension benefits are payable from the Company's operating funds.

Mr. Harrison does not participate in the Company's principal pension plan and Special Retirement Stipend. The Company had originally guaranteed Mr. Harrison that upon his termination of employment with the Company, his total supplemental retirement benefits would not be less than the benefits that would have been provided under the Illinois Central Railroad Company ("ICR") Supplemental Executive Retirement Plan in effect prior to March 30, 1998 had he continued his service with ICR and continued participation in such plan. On June 19, 2000, the Human Resources Committee of the Board agreed that Mr. Harrison's total supplemental retirement benefits would be amended as follows:

Executive Account Balance Plan. ICR's Executive Account Balance Plan provides for a sum equivalent to 10% of Mr. Harrison's combined salary and performance awards in excess of a wage offset factor to be accrued annually (but not funded), and is payable upon the retirement from the ICR or termination of employment. The wage offset factor is adjusted annually by the percentage increase in the U.S. social security wage base. For 2001, the wage offset factor was $US134,000. Accrued amounts earn interest in accordance with the plan. This plan was frozen as of December 31, 2000 and replaced by a comparable program for Mr. Harrison as of January 1, 2001.

Defined Contribution Plan. Mr. Harrison is eligible to participate in a defined contribution plan to which the ICR contributes 2% of each participant's earnings (as defined in the plan). All contributions are fully vested upon contribution and are invested in various investment funds as selected by Mr. Harrison. Contributions are designated as Employer Contributions in the Savings Plan. This plan was frozen as of December 31, 2000 and replaced by a comparable program for Mr. Harrison as of January 1, 2001.

Supplemental Retirement and Savings Plans. Mr. Harrison is eligible to participate in the Supplemental Retirement and Savings Plan (the "Savings Plan"), which is a qualified salary reduction 401(k) plan. Mr. Harrison may make "pre-tax" contributions to the Savings Plan of up to 20% of his salary subject to limitations imposed by the U.S. Internal Revenue Code. Those contributions are partially matched by the ICR. The matching contribution is limited to 50% of the first 6% of Mr. Harrison's pre-tax salary (i.e., the matching contribution is limited to 3% of his salary). All contributions are fully vested upon contribution and are invested in various investment funds as selected by Mr. Harrison.

Excess Benefit Plan. Under the ICR's Excess Benefit Plan, amounts are accrued for Mr. Harrison on an unfunded basis to offset the limitations imposed by the U.S. Internal Revenue Code with respect to certain benefit plans as a result of the level of Mr. Harrison's compensation. Currently, the Excess Benefit Plan provides for the accrual of a sum equivalent to the employer matching contribution under the Savings Plan which is restricted by the limits of Section 402(g) of the U.S. Internal Revenue Code. The amounts accrued will be distributed at the same time and on the same terms as the amounts paid under the Savings Plan. This plan was frozen as of December 31, 2000 and replaced by a comparable program as of January 1, 2001.

Defined Benefit Plan. A tax-qualified defined benefit retirement plan was introduced for ICR's non-unionized employees on January 1, 2001. For non-unionized employees of ICR who were not members of the 1989 Pension Plan for Employees of CN U.S. Subsidiaries, the following table reflects an estimate of total annual benefits payable under such plan to persons, such as Mr. Harrison, in specified earnings and service classifications:

                                    Qualified Pension Plan Table
                           Estimated Annual Benefit for Years of Credited
Average Final Earnings             Service after December 31, 2000
         ($US)                                ($US)
----------------------     ----------------------------------------------
                             5        10        15        20        25
                           -----    ------    ------    ------    ------
         200,000           5,142    10,284    15,425    20,567    25,709
         400,000           5,142    10,284    15,425    20,567    25,709
         600,000           5,142    10,284    15,425    20,567    25,709
         800,000           5,142    10,284    15,425    20,567    25,709
       1,000,000           5,142    10,284    15,425    20,567    25,709


Highest average earnings are the average annual pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment. Pensionable earnings consist of salary and overtime. However, pensionable earnings are capped by the Internal Revenue Code at $US170,000

Supplemental Executive Retirement Plan. ICR established the Illinois Central Corporation Supplemental Executive Retirement Plan effective as of January 1, 1994 (the "SERP"). Mr. Harrison is covered by the SERP. The annual benefit payable pursuant to the SERP applicable to Mr. Harrison is equal to a maximum of 35% of Mr. Harrison's final average compensation (defined as the average annual compensation including bonuses paid before May 1998 and bonuses under the Annual Incentive Plan paid after such date for the highest 36 consecutive months out of the last 120 months prior to retirement). Mr. Harrison's SERP annual benefits at age 55 or above with 10 years of credited service or upon normal retirement (age
65) shall, however, not be less
     than $US700,000 if he remains employed with the Company until March 31, 2002 and not be less than $US800,000 if he remains employed with the Company until December 31, 2003. Mr. Harrison is fully vested in the SERP. The following table shows benefits payable to Mr. Harrison (but does not reflect the above-mentioned minimum annual benefits) at age 55 or above with 10 years of credited service, or upon normal retirement at age 65.

                                     Pension Plan Table
                                  Estimated Annual Benefit
                                   for Years of Credited
     Average Final Earnings               Service
              ($US)                        ($US)
     ----------------------       ------------------------
                                       5           10
                                    -------      -------
              200,000                35,000       70,000
              650,000               113,750      227,500
            1,100,000               192,500      385,000
            1,550,000               271,250      542,500
            2,000,000               350,000      700,000


Mr. Harrison had 8 years of recognized credited service as of December 31, 2001.

Mr. Foote joined the Company on August 23, 1995. Mr. Foote is covered by a special pension arrangement which credits him with two years of service for each year of service for his first 10 years of service with the Company.

During Mr. Foote's service from August 23, 1995 to December 31, 2000, he participated to the Company's principal pension plan until March 31, 2000, when he transferred to the U.S. Mr. Foote's pension benefits under his special pension arrangement, which are totally vested to him, are equal to the pension benefits he would have been entitled to if he had been participating in the Company's principal pension plan and Special Retirement Stipend program for twice the number of years of service since August 23, 1995, being twice 5 years and 4.35 months, less the pension payable under the Company's principal pension plan. The pension benefits under the special pension arrangement are payable from the Company's operating funds.

For Mr. Foote's service since December 31, 2000, he has been participating to the Supplemental Retirement and Savings Plan, the Excess Benefit Plan and the Defined Benefit Plan mentioned above. He has also been participating to the new Supplemental Executive Retirement Plan (SERP) of IC under which he continues to be credited, as mentioned above, with two years of service for each year of service with IC until August 22, 2005 inclusively. The following table reflects an estimate of total annual benefits payable under such plan before the offset described below to persons, such as Mr. Foote, who joined the SERP after December 31, 2000, in specified earnings and service classification:

                                   Supplemental Executive Retirement Plan (SERP) Table
                              Estimated Annual Benefit for Years of Credited Service after
Average Final Earnings                              December 31, 2000
         ($US)                                            ($US)
----------------------        ------------------------------------------------------------
                                  5           10          15          20           25
                              ------       -------     -------     -------     ---------
         200,000               20,000       40,000      60,000      80,000       100,000
         650,000               65,000      130,000     195,000     260,000       325,000
       1,100,000              110,000      220,000     330,000     440,000       550,000
       1,550,000              155,000      310,000     465,000     620,000       775,000
       2,000,000              200,000      400,000     600,000     800,000     1,000,000


Mr. Foote's SERP pension obtained from the above table is offset by (i) the Defined Benefit Plan pension for his service after December 31, 2000; (ii) the U.S. Railroad Retirement Board Tier 2 pension for his service after December 31, 2000; (iii) the amount of single life annuity that can be purchased with the sum of (a) Mr. Foote's account in the Excess Benefit Plan; and (b) the 3% employer contributions available under the Supplemental Retirement and Savings Plan accumulated at the GATT rate (rate on 30-year US Treasury securities as specified by the U.S. Commissioner of Internal Revenue).

Mr. Foote had 2 years of credited service under the SERP as of December 31, 2001.

Indebtedness of Directors and Officers

As of December 31, 2001, the aggregate indebtedness of all officers and employees of the Company and its subsidiaries, not entered into in connection with the purchase of common shares of the Company, was approximately $US1.5 million.

   Table of Indebtedness of Directors, Executive Officers and Senior Officers
                 other than under Securities Purchase Programs

                                                                          Largest Amount        Amount Outstanding as at
Name and Principal Position    Involvement of Issuer or Subsidiary    Outstanding during 2001      February 28, 2002
---------------------------    -----------------------------------    -----------------------   ------------------------
E. Hunter Harrison                   Loans granted by Company             $US1,500,000(1)                 NIL
Executive Vice-President and                                              $US  653,250(1)              $US653,250
Chief Operating Officer

---------
(1)      See "Employment Contracts/Arrangements" hereinabove.


As of December 31, 2001, there was no outstanding indebtedness of officers and employees of the Company and its subsidiaries, entered into in connection with the purchase of common shares of the Company.

Directors' Compensation

The Directors of the Company play an invaluable role in enhancing shareholder value. As indicated under "Election of Directors" hereinabove, the Directors have a substantial investment in the Company. In addition, in excess of 65% of the annual remuneration of the non-employee Directors is in the form of stock (or deferred stock units) and options.

To reflect the Company's extensive operations in the United States, six of the fifteen Directors are from the United States and the compensation of the non-employee Directors of the Company tends to be aligned with the practices of large U.S. based companies.

In consideration for serving on the Board of Directors of the Company in 2001, each director, except Mr. David G.A. McLean, Mr. Paul M. Tellier and Mr. E. Hunter Harrison, was paid a fee of $CAD29,900 (including a retainer fee of $CAD10,000 and either 400 common shares of the Company purchased by it on the open market or 400 deferred stock units in accordance with the provisions of the Directors' Share Purchase Plan). In addition, each such director received an amount of $CAD1,300 per day for each meeting of the Board of Directors attended and an additional $CAD1,000 when he or she traveled over two time zones or more in order to attend a meeting of the Board of Directors or a committee thereof. Such directors also received a fee of $CAD5,000 for being a member of a committee of the Board of Directors and an additional $CAD1,100 for each meeting of a committee attended. The chairman of each committee of the Board of Directors (except the Chairman of the Board) is entitled to an additional fee of $CAD5,000.

Mr. McLean, in his capacity of Chairman of the Board in 2001, was paid a fee of $CAD239,460 including a retainer fee of $CAD140,000 and 2,000 common shares of the Company purchased by it on the open market. Messrs. Tellier and Harrison, as they are officers of the Company, do not receive any compensation from the Company to serve as a director.

At its meeting held on January 23, 2001, the Board of Directors approved grants of options on 5,000 common shares to each non-employee director, except the Chairman of the Board, whose grant was on 8,000 common shares of the Company, the whole pursuant to the Management Long-Term Incentive Plan.

Interest of Management and Others in Material Transactions

The management of the Company is not aware of any material interest of any director or officer of the Company or any of their associates or affiliates in any transaction since the date of the last completed financial year of the Company, or in any proposed transaction, that has materially affected or will materially affect the Company or any of its affiliates and that has not been previously disclosed.

Directors' and Officers' Insurance

The Company has purchased at its expense group liability insurance in the amount of $CAD200,000,000, with a deductible to the Company of $CAD1,000,000 for the protection of directors and officers of the Company and its subsidiaries against liability incurred by them in such capacity. The premium for 2001 was $CAD521,000.

OTHER INFORMATION

Shareholder Proposals

Shareholder proposals to be considered at the 2003 annual meeting of Shareholders must be received at the head office of the Company no later than December 11, 2002, to be included in the management proxy circular for such annual meeting.

Availability of Documents

Copies of the Company's latest annual information form and audited financial statements filed with the Canadian and U.S. securities regulators may be obtained, without charge, on request from the Corporate Secretary of the Company.

Approval

The Board of Directors of the Company has approved the contents of this Management Proxy Circular and its sending to the Shareholders.


/s/ Sean Finn
Sean Finn
Senior Vice-President,
Chief Legal Officer and Corporate Secretary
February 28, 2002

                                   SCHEDULE A
                            TEXT OF NEW BY-LAW NO. 1
                                  BY-LAW NO. 1

     A by-law to regulate generally the business and affairs of the Company

ARTICLE 1. INTERPRETATION

      1.1  Definitions

           In the by-laws of the Company, unless the context otherwise requires:

           "Act" means the Canada Business Corporations Act, and any statute that may be substituted therefor, as from time to time amended, and any reference to the Act includes the regulations thereunder, as applicable; "Articles" means the Articles of Continuance attached to the Certificate of Continuance of the Company, dated August 24, 1995, as from time to time amended or restated; "Board" means the board of directors of the Company; "CN Commercialization Act" means An Act to provide for the continuance of the Canadian National Railway Company under the Canada Business Corporations Act and for the issuance and sale of shares of the Company to the public, u/c 1995, c. 24; "Company" means Canadian National Railway Company -- Compagnie des chemins de fer nationaux du Canada; save as aforesaid, words and expressions defined in the Act have the same meanings when used herein.

      1.2  Conflict with CN Commercialization Act, Act or Articles

           Where any provision herein conflicts with any provision of the CN Commercialization Act, the Articles or, as applicable, the Act, the provision of the CN Commercialization Act, the Articles and the Act, as the case may be, shall prevail.

      1.3  Translation

           A translation of any by-law, resolution or minute, or other record of the Board or of any committee thereof, shall have the same validity and effect as a similar certified copy of the original; provided that such translation has been certified by the secretary or any other person the secretary may designate for such purposes.

      1.4  Authority to Commit and Execution of Instruments

           The Board may from time to time establish procedures relative to commitment and transaction authorizations and determine the officers or other persons by whom any instruments or documents, including, without limitation, deeds, transfers, assignments, contracts, obligations, proxies and share certificates of the Company shall be executed and the manner of execution thereof, including the use of facsimile or electronic reproduction of any or all signatures and the use of the corporate seal or a facsimile or electronic reproduction thereof.

      1.5  Certificate

           A certificate of the secretary or of any other person the secretary may designate for such purposes stating that an officer of the Company, or other person, has such authority in relation to the Company as may be specified in such certificate shall be conclusive evidence of that fact.

      1.6  Banking Arrangements

           The banking business of the Company including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize.

      1.7  Voting Rights in other Bodies Corporate

           The signing officers of the Company may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Company. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the Board may from time to time direct by general or specific resolution the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

      1.8  Statutory Declarations

           For the purposes of administering the constrained share provisions set out in the CN Commercialization Act and the Articles, any person in whose name voting shares of the Company are registered who desires to exercise the voting rights pertaining to such shares and any person seeking to have a transfer of a voting share registered in his or her name or to have a voting share issued to him or to her shall, if required by the Company to do so, furnish a statutory declaration under the Canada Evidence Act declaring whether

           (a) the person is the beneficial owner of the voting shares of the Company or holds them for a beneficial owner; and

           (b) the person is an associate of any other holder of voting shares of the Company as defined in the Articles,

           and declaring any further facts as may be considered relevant by the Board. Upon a determination by the Board to that effect, a statutory declaration shall be required in respect of, and at the time of a request for, each subscription for and each transfer of a voting share and in such other circumstances and at such times as the chief legal officer, the secretary, or a person designated by the chief legal officer shall from time to time determine. The form of any statutory declaration required pursuant hereto shall be approved by the chief legal officer, the secretary, or a person designated by the chief legal officer. Where a person is required to furnish a declaration, the Board may refuse to recognize all ownership rights attributable to the voting share including the voting rights attached to such share, to register a transfer of a voting share in his or her name or to issue a voting share to him or to her until that person has furnished the declaration.

      1.9  Declaration

           The chairperson of the Board, the vice-chairperson of the Board, if appointed, the president, the vice-presidents, the secretary and the treasurer, or any of them or any other officer or person thereunto authorized, is authorized and empowered to appear and make answer for the Company to all writs, orders and interrogatories upon articulated facts issued out of any court and to declare for and on behalf of the Company any answer to writs of attachment by way of garnishment in which the Company is garnishee, and to make all affidavits and sworn declarations in connection therewith or in connection with any or all judicial, quasi-judicial, administrative actions, investigations or proceedings to which the Company is a party and to make demands of abandonment or petitions for winding up or bankruptcy orders upon any debtor of the Company and to attend and vote at all meetings of creditors of any of the Company's debtors and grant proxies in connection therewith.

     1.10  Electronic Documents

           A requirement under the Act, the Articles or any by-law of the Company that a notice, document or other information be created or provided is satisfied by the creation or provision of an electronic document in compliance with the Act.

ARTICLE 2. BORROWING AND SECURITIES

      2.1  Borrowing Power

           Without limiting the borrowing powers of the Company as set forth in the Act, the Board may, from time to time, authorize the Company to:

           (a) borrow money upon the credit of the Company;

           (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantees of the Company, whether secured or unsecured;

           (c) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable property of the Company, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantees or any other present or future indebtedness or liability of the Company; and

           (d) subject to such terms, conditions and restrictions as the Board may from time to time establish, to make any investment and enter into any kind of transaction for the financial management of the Company, on such terms and conditions as the Board or a person or persons designated by the Board may determine, and, without limiting the generality of the foregoing, enter into

                       (i) commercial paper programs (including without limitation with respect to banker's acceptances),

                      (ii)   any type of asset financing transaction,

                     (iii)   sale and lease back transactions,

                      (iv) banking operating agreements, including without limitation the establishment and management of bank credit facilities, banking services contracts, offset agreements and electronic funds transfer agreements,

                       (v) currency, interest rate, equity or other swap agreements,

                      (vi) spot, future, forward or other foreign exchange agreements,

                     (vii)   cap, collar or floor transactions,

                    (viii)   forward rate agreements,

                      (ix) sale and repurchase agreements, purchase and resale agreements, reverse purchase agreements or reverse sale agreements,

                       (x) spot, future, forward or other financial contracts,

                      (xi)   agreements to buy, sell, borrow or lend
                             securities,

                     (xii) agreements to issue securities on the basis of assets or investments,

                    (xiii)   guarantee agreements,

                     (xiv) derivatives, combinations or options in respect of, or agreements similar to or of the same nature as, agreements, transactions or contracts referred to in any of subparagraphs (v) to (xiii),

                      (xv) master agreements in respect of any agreements, transactions or contracts referred to in any of sub-paragraphs (v) to (xiv),

                     (xvi) any agreements to purchase insurance and risk management coverage, including without limitation the entering into of any bonding contracts and any other types of instrument, contract, or transactions generally used or entered into for the purpose of providing protection from contingent liabilities, or

                    (xvii) other types of instruments, contracts or transactions generally used for hedging, risk management or other commercial or financial purposes.

           For greater certainty, and without limiting in any way the generality of the foregoing, the Company may sell, assign, convey or otherwise dispose of the instruments, contracts or investments referred to in this section 2.1(d) (the "Contracts"), or terminate, according to their terms, such Contracts concluded in accordance with this section 2.1(d) upon such terms and conditions and for such amounts as it considers most advantageous. Nothing in this section limits or restricts the borrowing of money by the Company on bills of exchange, promissory notes or any type of money market instruments made, drawn, accepted or endorsed by or on behalf of the Company.

      2.2  Delegation

           Subject to the Act, the Board may from time to time delegate to such one or more of the directors or officers of the Company as may be designated by the Board all or any of the powers conferred on the Board by section 2.1 or by the Act to such extent and in such manner as the Board may direct by general resolution or by specific resolution at the time of each such delegation.

ARTICLE 3. DIRECTORS

      3.1  Election and Term of Office

           The directors shall be elected at each annual meeting of shareholders to hold office until the next annual meeting or until they otherwise cease to hold office, in accordance with the Act.

      3.2  Number of Directors and Quorum

           The number of directors shall be determined from time to time by resolution of the directors provided that such number is not contrary to the Articles. The quorum for the transaction of business at any meeting of the Board or committee thereof shall consist of a majority of the members, or such other number of directors as the Board may from time to time determine. At any meeting of the directors, any question shall be decided by a majority of the votes cast and, in the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

      3.3  Place, Time and Notice

           Subject to the provisions of any resolution of the Board of Directors, meetings of the Board of Directors may be called at any time by the Chairman of the Board or the President or any officer who is a director or any two directors and notice of the time and place for holding any meeting of the Board of Directors shall be given at least 24 hours prior to the time fixed for the meeting. Any meeting so called may be held at the registered office of the Company or any other place, which shall have been fixed by the Board of Directors.

      3.4  Chairman

           Subject to the provisions of any resolution of the directors, the Chairman of the Board, or in his absence, the President, or in the absence of both of them, any officer who is a director, or in the absence also of any such officer, such director as the meeting shall select, shall act as chairman of the meeting.

ARTICLE 4. INDEMNIFICATION

      4.1  Indemnification

           The Company shall, in accordance with the provisions of the Act, indemnify a director or officer of the Company, a former director or officer of the Company or another individual who acts or acted at the Company's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity. The Company may extend the benefits of the foregoing indemnification to other persons provided such persons are designated by way of a resolution of the Board.

ARTICLE 5. MEETINGS OF SHAREHOLDERS

      5.1 Place and Manner of Meetings

           Meetings of shareholders shall be held at such time and place as the Board shall determine, in accordance with the Act and the Articles.

           The Board of directors may determine the manner in which meetings shall be held (either at a specified physical place, or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other, or a combination of the foregoing), as permitted by the Act and the Articles, and when calling a meeting of shareholders, the Board may determine that such meeting will be held entirely by means of such telephonic, electronic or other communication facility. Persons participating in a meeting of shareholders held by such telephonic, electronic or other communication facility are deemed to be present in person at the meeting and will have the opportunity to participate to the same extent as if they were attending in person and in full purview of other shareholders.

      5.2  Chairman

           The Chairman of the Board, or in his absence, the President, or in his absence, any officer who is a director, or in his absence any Vice-President who is a shareholder, shall preside as chairman at any meeting of the shareholders. If all of the foregoing are absent, the persons present and entitled to vote at said meeting shall choose one of their number to act as chairman of the meeting.

      5.3  Quorum

           Subject to Section 5.4, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for an absent shareholder so entitled, and together holding or representing by proxy not less than 25% of the outstanding shares of the Company entitled to be voted at the meeting.

      5.4  Adjournment

           If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournment for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. If the original meeting was adjourned for lack of a quorum, at the adjourned meeting, the shareholders present in person or their duly appointed proxyholders so present shall form the quorum whatever the number of shares represented. If the original meeting was adjourned for any other reason, the quorum requirement for the adjourned meeting shall be the same as that for the original meeting. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the original meeting.

ARTICLE 6. ADMINISTRATIVE AND STANDING RESOLUTIONS

      6.1  Administrative and Standing Resolutions

           For the purposes of establishing at any time, and amending as may be required from time to time, the power and duties of committees of the Board, officers of the Company and such other persons and any such other continuing administrative procedures as it may deem appropriate, the Board may adopt resolutions that are not contrary to the CN Commercialization Act, the Act, the Articles or the by-laws, which resolutions may but need not be designated as administrative resolutions or standing resolutions.

ARTICLE 7. EFFECTIVE DATE AND REPEAL

      7.1  Effective Date

           This by-law shall have effect from March 5, 2002.

      7.2  Repeal

           Upon the date of this by-law becoming effective, By-law No. 1 shall be repealed, provided that such repeal shall not affect the previous operation of By-law No. 1 or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to such By-law No. 1 prior to its repeal and provided further that all by-laws of the Company previously repealed shall remain repealed. All officers and persons acting under By-law No. 1 shall, notwithstanding its repeal, continue to act as if appointed under the provisions of this by-law or by the Act and all resolutions of the shareholders or directors passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

                                   SCHEDULE B
                   CHARTER OF THE AUDIT AND FINANCE COMMITTEE

Membership

     o    A minimum of five directors

     o    Quorum of three members

     o Only independent directors may be appointed; a member shall have no relationship with CN that would interfere with the exercise of its independence from management and CN

     o Each member shall be financially literate (as interpreted by the Board)

     o At least one member must have accounting or related financial management expertise (as interpreted by the Board)

     o Members and Chair appointed by the Board of Directors on recommendation of the Corporate Governance Committee

     o Participants at Committee meetings: internal auditor, external auditors and representatives of senior management must meet with Committee at least quarterly, and more frequently as required

     o The internal auditor and the external auditors have at all times a direct line of communication with the Committee

     o The internal auditor and the external auditors shall be ultimately accountable to the Committee and the Board of Directors.

Frequency and Timing of Meetings

     o    Normally in conjunction with CN Board meetings

     o    At least four times a year or as required

Mandate

     o Monitor integrity of financial reporting process and systems of internal control through discussions with management, the external auditors and the internal auditor;

     o Review the significant risk exposures and the steps management has taken to monitor control and report such exposures;

     o    Request the performance of any specific audits as required;

     o Receive at least annually a report examining and evaluating the adequacy and effectiveness of CN's systems of internal control;

     o    Review and report, or make recommendations to the Board, on:

          - external auditors' report on the consolidated financial statements of CN and on the financial statements of the Canadian National Railway Pension Trust Fund ("CNRPTF");

          - annual financial statements to be included in the annual report of CN after discussion thereof with management;

          - quarterly consolidated financial statements of CN and accompanying information, prior to their release, filing and distribution;

          - the quality and appropriateness of CN's accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

          - the financial information contained in prospectuses, offering memoranda, the annual information form and other reports, financial or otherwise, requiring Board approval;

          - any litigation, claim or other contingency, that could have a material effect upon the financial position or operating results of CN and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

          - insurance coverage (annually and as may be otherwise appropriate);

          - recommendations to shareholders on the continued engagement or replacement of a firm or firms of external auditors for CN and the CNRPTF;

          - the terms of engagement, fees, scope and timing of the audits and details of and fees related to the other services rendered by the external auditors, whether or not audit-related;

          - the accountability of external auditors to the Committee and the Board;

          - the formal written statement from external auditors stating all relationships external auditors have with CN and the Committee's discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

          - the results of the external audit, any significant problems encountered in performing the audit, and management's response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein;

          - capital and other expenditures and sales and leases of assets exceeding management's delegated authority as well as the terms and conditions of any transactions which could alter, impact or otherwise materially affect the Company's financial or corporate structure, including off-balance sheet items;

     o    Review any debt or equity financing;

     o Review the Financial Risk Management Policy, including the Company's policies regarding hedging, investment and credit; and

     o    Perform such other functions as are assigned by the Board.

While the Committee has the responsibilities and powers set forth in this mandate, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the Internal Audit function and the external auditors. Nothing contained in this Charter is intended to require the Committee to ensure the Company's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors of the Company or the members of the Committee.

                                                                         ITEM 2



CN                                                                Computershare
                                          Computershare Trust Company of Canada
                                                             PO Box 1542, STN B
                                                        Montreal Quebec H3B 3L2
                                                         Telephone 514-982-7800
                                                                 1-800-332-0095
                                                          www.computershare.com

                                             Proxy Number
                                             Issue ID
                                             Holder Account Number


                                             Use a black pen. Print in CAPITAL
                                             letters inside the grey as shown
                                             in this example.
                                             -----  -----  -  -
                                             A B C  1 2 3  X  X
                                             -----  -----  -  -


-------------------------------------------------------------------------------
Proxy Form - Annual and Special Meeting to be held on 16 April, 2002
-------------------------------------------------------------------------------

Notes to Proxy

1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual you may require documentation evidencing your power to sign the proxy with signing capacity stated.

3. The form of proxy should be signed in the exact manner as the name appears on the proxy.

4. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

To Vote Using the Internet                To Receive Documents Electronically        If you have any questions or need
--------------------------                -----------------------------------        assistance in completing this form,
o Go to the following web site:           o You can enrol to receive future          please contact: 1-800-890-1037
  www.computershare.com/ca/proxy            securityholder communication
                                            electronically, after you vote
o Enter your CONTROL NUMBER and PIN         using the Internet. If you don't
  NUMBER, and then follow the voting        vote online, you can still enrol
  instructions on the screen.               at:
                                            www.computershare.com/ca/consent
o If you vote over the Internet,
  DO NOT mail back this proxy form.       o Enter your CONTROL NUMBER and PIN
                                            NUMBER, and then follow the
                                            instructions on the screen.

CONTROL NUMBER                PIN NUMBER

Proxies submitted must be received by 5:00 p.m. (Montreal Time), on April 11,
2002

THANK YOU

------------------------------------------------------------------------------------------------------------------------------------
This Form of Proxy is solicited by and on behalf of Management.
------------------------------------------------------------------------------------------------------------------------------------
Appointment of Proxy

I/We being holder(s) of Canadian National Railway           Print the name of the person you are
Company hereby appoint(s):                                  appointing if this person is someone         --------------------------
David G.A. McLean, or failing him Paul M. Tellier    OR     other than the Chairman of the Board or the  |                        |
                                                            President and Chief Executive Officer        --------------------------
                                                            of the Company.

as my/our proxy with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) and on all other matters that may come before the Annual and Special Meeting of Shareholders of
Canadian National Railway Company to be held in the Port Royal Room at the World Trade & Convention Centre, 1800 Argyle Street,
Halifax, Nova Scotia, on 16 April, 2002 at 10:30 a.m. (Atlantic time), and at any adjournment thereof.


1. Election of Directors

The proposed nominees named in the accompanying Management Proxy Circular are:
01. Michael R. Armellino, 02. Purdy Crawford, 03. J.V. Raymond Cyr, 04. Ambassador Gordon D. Giffin,
05. James K. Gray, 06. E. Hunter Harrison, 07. Edith E. Holiday, 08. V. Maureen Kempston Darkes,
09. Gilbert H. Lamphere, 10. Denis Losier, 11. The Hon. Edward C. Lumley, 12. David G.A. McLean,
13. Robert Pace, 14. Cedric E. Ritchie, 15. Paul M. Tellier


FOR all nominees listed above                                         -->  [ ]

FOR all nominees listed above (except for nominees listed to the
right from whom I withhold my vote)                                   -->  [ ]  Please specify the number
                                                                                of the individual(s) _______________________________

WITHHOLD vote for all nominees                                        -->  [ ]

2. Appointment of Auditors

                                                                 For    Withhold
Appointment of KPMG LLP as Auditors                        -->   [ ]      [ ]

Resolutions

The Board of Directors recommends a vote FOR the following resolutions.
Please read the resolutions in full in the accompanying Management Proxy Circular.

3.   Amendment under the Canada Business
     Corporations Act to the Articles of         For    Against       4. Resolution confirming the enactment        For    Against
     Continuance of the Company to provide   --> [ ]      [ ]            of a new Bylaw No. 1.                  --> [ ]      [ ]
     that shareholder meetings may be held
     at places in the United States.


Quarterly Financial Statements Request

[ ] Mark this box if you would like to receive Quarterly Financial Statements.

If you do not mark the box, or do not return this form, then it will be assumed you do NOT want to receive Quarterly Financial Statements.




Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any Proxy previously given with respect to the Meeting. If no voting preferences are indicated
above, this Proxy will be voted as recommended by Management.

Signature(s)                                                                         Date - Day     Month     Year
-------------------------------------------------------                         ------------------------------------------------
|                                                     |                         |                 /          /                 |
-------------------------------------------------------                         ------------------------------------------------

                                                                          ITEM 3


[CN Logo]                                                    2001 Annual Report




                                    [PHOTO]




                                  How far
                                  can CN go?

                                    Contents

                 1 2001 Overview
                18 Message from Paul M. Tellier
                19 Financial summary
                22 How far can CN go?
                24 Message from David McLean
                25 Going further for our communities
                28 CN at a glance
                30 Glossary of terms
                31 Financial Section (U.S. GAAP)
                67 Financial Section (Canadian GAAP)
               103 The CN Pension Plan and the
                   CN 1935 Pension Plan
               111 President's Awards for Excellence
               112 Board of Directors
               114 Executive Officers of the Company
               115 Shareholder and investor information





                        The journey is far from over.



Except where otherwise
indicated, all financial infor-
mation reflected in this docu-
ment is expressed in Canadian
dollars and determined
on the basis of United States
generally accepted accounting
principles (U.S. GAAP).

     "How far can CN go?" A good question, asked of us often.

     We did well our first six years. But that's in the past. Our focus is forward. On how we can deliver quality top-line growth while we continue to drive out costs. On how we can extend competitive advantage and reach for our customers. On how we can continue to increase shareholder value.

     Everyone wants to know how much further we can go.
     Here's our answer:

The journey is far from over.

     We can go much further, for our customers, employees and investors, and that's what we are doing.





                                         Canadian National Railway Company    1

                                   [PHOTO]






                                                           The plan is working.





2    Canadian National Railway Company

                                   [PHOTO]



       Our service plan is unlike any in the industry, enabling true scheduled operations across the entire CN network. It has created unheard-of levels of speed, efficiency and reliability of our service, and results have reflected it.







                                         Canadian National Railway Company    3

                               [PHOTO]





                           Operating Ratio
                           Improvement
                           and Top-line
                           Growth



           Our service plan has steadily improved the reliability and precision of our operations while allowing us to dramatically reduce assets. We've increased our top line by 46 per cent since 1995 through internal growth and acquisitions; meanwhile CN operating ratio performance has moved from worst to first among rail companies. We can go further.





4    Canadian National Railway Company

                                 [PHOTO]



                             Operating Ratio(1)
                          Excluding special charges

                                                     Percentage
                                                     ----------
               1997 ................................... 78.4
               1998 ................................... 75.3
               1999 ................................... 72.0
               2000 ................................... 69.6
               2001 ................................... 68.5


                              Top-line Growth(1)

                                                   $ in billions
                                                   -------------
               1997 ................................... 4.3
               1998 ................................... 4.1
               1999 ................................... 5.2
               2000 ................................... 5.4
               2001 ................................... 5.7

(1) The 2001 figures include Wisconsin Central Transportation Corporation from October 9, 2001


                                         Canadian National Railway Company    5

                                    [PHOTO]



                        Earnings Per Share (EPS)(1)(2)
                          Excluding special charges

                                                     in dollars
                                                     ----------
               1997 ................................... 2.72
               1998 ................................... 3.08
               1999 ................................... 3.71
               2000 ................................... 4.67
               2001 ................................... 5.54






                        [GRAPHIC: CN STOCK PERFORMANCE]





(1) Diluted EPS before cumulative effect of changes in accounting policy and discontinued operations.

(2) The 2001 figure includes Wisconsin Central Transportation Corporation from October 9, 2001.


6    Canadian National Railway Company

                                    [PHOTO]





                                  EPS Growth
                                  and Stock
                                  Performance



           Since the IPO, CN has always worked hard to drive PROFITABLE growth. Not just through cost containment and efficiency, but also by pursuing higher-quality revenue with higher-value service. The result, we believe, is reflected in EPS improvement as well as stock price growth that has consistently outperformed the industry and every major index. WE CAN GO FURTHER.





                                         Canadian National Railway Company    7

                                   Extending
                                   CN's Reach



              We are building the railroad we envisioned by con-tinuously and aggressively seeking to expand our network and services through acquisitions and alliances. Greater reach enhances the value we can provide our customers - which ultimately delivers growth for our investors. WE CAN GO FURTHER.





8    Canadian National Railway Company

                       [GRAPHIC: MAP OF NORTH AMERICA]










          CN is collaborating
          with other railroads
          as hard as it competes
          with them to find
          new ways to better
          serve customers,
          reduce costs and grow
          the top line.


                                         Canadian National Railway Company    9

How far can CN go?





10   Canadian National Railway Company

How far can CN go?


     Our drive now is to take our performance to the next level, to take our customers further than they ever thought possible for a railroad.





                                         Canadian National Railway Company   11

                                    [PHOTO]















12   Canadian National Railway Company

                                Further for the
                                Canadian
                                Wheat Board





          CN delivers seamless
          rail service from
          western Canada to
          Mexico for grain
          and grain products.

Until two years ago, the Canadian Wheat Board used ocean vessels to get its product to customers in Mexico, part of a complicated chain - rail to originating port, vessel to destination port, truck to customer.

     CN saw a better way. Our service plan and our North American north-south network enabled us to offer reliable, seamless single-line rail service from origin to destination. CN's aluminum hopper cars, Web-based shipment tracking and just-in-time service made rail the clear choice to improve transit performance and inventory management.

     The result was a win-win. Less handling improved product quality for shippers and receivers while CN was able to convert short- haul, port-destination traffic to higher-revenue long-haul business. CN volume, shipped on behalf of the Canadian Wheat Board, increased twenty-fold from 1999 to 2001, and we see upside potential for this type of service to Mexico.



                                         Canadian National Railway Company   13

                                   [PHOTO]












14   Canadian National Railway Company

                                  Further for
                                  Abitibi-
                                  Consolidated





          The world's largest
          supplier of newsprint
          and commercial
          printing paper has
          focused on improving
          its transportation
          efficiencies by increas-
          ing rail volumes.


Abitibi-Consolidated is CN's largest forest products customer. They ship paper to major publishers and commercial printers worldwide. Since 1999, Abitibi-Consolidated and CN have been jointly exploring opportunities to increase rail volumes.

     Rail has inherent cost advantages on long-haul traffic by carrying, depending on product density, up to 85 metric tons in each railcar. This has resulted in economic advantages for both CN and Abitibi-Consolidated.

     Abitibi-Consolidated and CN recently renewed their commit- ment to continue this joint initiative to maximize rail volume.





                                         Canadian National Railway Company   15

                                   [PHOTO]










16   Canadian National Railway Company

                                 Further for
                                 General Motors





          Cn works closely with
          Schneider Logistics
          to optimize rail
          logistics for General
          Motors' Service Parts
          Operations.


As GM's logistics partner in the highly competitive aftermarket parts business, Schneider Logistics needed optimal performance in the rail portion of the distribution chain. Schneider Logistics called CN Supply Chain Logistics.

     Rail traffic flows from GM's central parts distribution center in Flint, Michigan, to 12 regional distribution hubs across the United States. Dedicated CN Logistics professionals work on-site at the Flint center to manage day-to-day rail activity, coordinating with Schneider Logistics and interfacing with a number of other rail carriers to maximize performance.

     In addition to base compensation, CN Supply Chain Logistics can receive incentives that are tied to continuous improvement in asset utilization, dwell time and car supply. CN revenues have steadily improved since the beginning of the contract two years ago. GM recently expanded the agreement to include management of inbound parts supply to the Flint center.


                                         Canadian National Railway Company   17

Dear fellow shareholders:


"How far can CN go?" is a question I hear often from investors. They see our performance and wonder how much longer we can continue our excellent track record of improvement, year after year. It is a question that inspires us. It is a question that motivates us. It is a question that continually pushes us to break new ground in the North American transportation arena. My answer, spoken with absolute confidence, is this: We can go much further for customers, employees and investors. And we will.

     How do I know this? Because I am not satisfied. I have said this every year. To be satisfied is to begin the process of becoming complacent. We have assembled a tremendous group of people here who share my passion for performance. CN will never be satisfied.

It was a year of profound challenge and change. Through three quarters, even though CN was performing well, 2001 was shaping up as an increasingly difficult year for the North American economy. Then, on September 11, our world changed. It was a call to action, a call for leadership and clear thinking. In these times, the importance of the transportation industry has arguably never been more clear. We at CN are committed to playing a leadership role in the myriad of issues that must be addressed, including border security.

Our performance was solid in a difficult economy. We performed well in 2001 despite the challenges of a steadily declining economic situation in North America. Our net income was $978 million, or $4.92 per diluted share, excluding non-recurring items - this was an 11 per cent increase over 2000's net income of $879 million ($4.39 per diluted share), excluding non-recurring items. Including non-recurring items, net income for 2001 was $1,040 million, or $5.23 per diluted share.

     CN's operating income, excluding a workforce adjustment charge, was $1,780 million for the year 2001, compared with $1,648 million in 2000, an 8 per cent increase. Revenues for the year were $5,652 million, an increase of 4 per cent over the $5,428 million we reported in 2000. We continued to aggressively manage expenses in 2001; CN's operating expenses for the year, excluding the workforce adjustment charge, were $3,872 million, up just 2 per cent compared with $3,780 million in 2000.

     And despite the challenges presented by a significantly weaker economy, we continued to improve our operating ratio, reaching 68.5 per cent, excluding the workforce adjustment charge. This was 1.1 points better than the 69.6 figure we achieved in 2000.

We have no intention of slowing down. We're not resting on our laurels. We are just as full of energy as ever, looking at every part of our business for new opportunities to improve.

     In 2001, we successfully completed our acquisition of Wisconsin Central Transportation Corporation, receiving U.S. Surface Transportation Board (STB) approval in record time. It was a rational, logical transaction, evidenced by strong positive reviews from shippers and no opposition from our competition during the STB review process. We are proceeding with the same step-by-step integration approach that was so successful with the CN-IC merger. I am pleased to have Gordon Trafton lead this new division.

     We extended our reach for intermodal customers with two new alliances: with Union Pacific for expedited


18    Canadian National Railway Company

Financial summary


Employees(1)                  Earnings per share (dollars)(1)(2)(3)      Operating ratio (percentage)(1)
Average for the year          Excluding special charge                   Excluding special charge
1999               23,493     1999                        3.71           1999               72.0
2000               22,457     2000                        4.67           2000               69.6
2001               22,668     2001                        5.54           2001               68.5


                                CN in 2001:
                                Solid financial
                                performance
                                in a difficult
                                economy


Financial results

$ in millions, except per share data, or unless otherwise indicated                      2001(1)         2000        1999
-------------------------------------------------------------------------------------------------------------------------
Revenues                                                                                 $ 5,652       $ 5,428    $ 5,236
-------------------------------------------------------------------------------------------------------------------------
Operating expenses excluding special charge                                                3,872         3,780      3,769
-------------------------------------------------------------------------------------------------------------------------
Special charge                                                                                98             -          -
-------------------------------------------------------------------------------------------------------------------------
Operating income                                                                           1,682         1,648      1,467
-------------------------------------------------------------------------------------------------------------------------
Operating income excluding special charge                                                  1,780         1,648      1,467
-------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                             327           311        314
-------------------------------------------------------------------------------------------------------------------------
Other income                                                                                  65           136         55
-------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting policy                            1,040           937        746
-------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting policy excluding special charge   1,102           937        746
-------------------------------------------------------------------------------------------------------------------------
Net capital expenditures                                                                   1,058         1,036        989
-------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share before cumulative effect of changes in accounting policy(3)      5.23          4.67       3.71
-------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share before cumulative effect of changes in accounting
policy excluding special charge(3)                                                          5.54          4.67       3.71
-------------------------------------------------------------------------------------------------------------------------
Rail operating ratio excluding special charge (%)                                           68.5          69.6       72.0
-------------------------------------------------------------------------------------------------------------------------

(1) The 2001 figures include Wisconsin Central Transportation Corporation from october 9, 2001.
(2) Before cumulative effect of changes in accounting policy.
(3) 1999 per share data reflects a two-for-one stock split.


                                        Canadian National Railway Company    19
service between central Canada, Michigan, Texas and Mexico City; and with CSX Intermodal for service linking Canada with the U.S. Northeast, Florida and Midwest. We intend to continue working to build strong relationships with other rail carriers to improve the reach and value we deliver for shippers.

We are determined to grow. We will continue to strive to profitably grow the company's revenues through our acquisition strategy and by leveraging the benefits of our service plan. As our service levels have improved, so has our ability to stop the downward spiral of freight rates that has plagued our industry.

     We continue to grow our franchise, making progress with our business. We are making progress, but we are not satisfied.

     As the customer stories in this annual report suggest, there are many opportunities to grow within the strong franchise we have worked so hard to build over the past six years. Many shippers are asking us to take a larger role in their distribution management. Our challenge is to continually and aggressively pursue opportunities to expand our relationships. We are looking to take up the challenge to go further for CN customers.

Passionate people power CN. This organization we have built, this culture with a drive for excellence, is a source of great pride for me. A unique mindset has emerged here that differentiates us. It comes from our diversity as a company, the joining of many great business and cultural traditions. It's evident in the way we solve problems, and in the way we embrace change. I call it the CN way.

     The CN way is not Canadian; it is not American. It is a passion for excellence that transcends borders. It is a passion for customer service. It is an instinct to challenge convention and an openness to new ideas. But while it is the reason we have been successful in revolutionizing the rail industry thus far, we must continue to cultivate this culture throughout the organization in order to succeed over the long term.

     We put it this way: Passionate people power CN. At CN, we are committed to becoming a leading company by promoting teamwork to unleash the full potential of everyone who works here; by attracting and developing the best people; by maintaining a workplace where the commitment to safety is unwavering; by respecting and rewarding passionate people.

     As I mentioned before, diversity of background is a great source of strength at CN. For this reason we often seek talented people from outside the organization to help us pursue our unique vision. Two such people joined CN in 2001, Karen Phillips and Les Dakens, to become our VP of U.S. Government Affairs and Senior VP of Corporate Services, respectively. Karen has a superb background in the U.S. transportation industry, with extensive experience on the government and regulatory side. Les Dakens comes to us from H.J. Heinz Corporation, bringing Fortune 500 experience and techniques to his mandate of helping us to become one of the best places to work in North America.

     I am also very pleased to welcome the Wisconsin Central employees to the CN team. I've spent a fair amount of time with WC people over the past few months. These are some of the best railroaders in the business. I look forward to their contributions to the future of CN.


20    Canadian National Railway Company

     Speaking of best railroaders, I would like to congratulate Hunter Harrison for being named 2002's Railroader of the Year by RAILWAY AGE magazine. It's a great honor that acknowledges what we at CN have known for years: Hunter is without peer in his railroading knowledge, vision and leadership.

Safety remains our highest priority. Every year I say it, and I'll say it again: Safety must always be our most enduring and preeminent value. For each and every one of our employees, safety must be anchored to an unwavering personal commitment to safeguard themselves, their colleagues and the communities we serve. For our part, CN is committed to providing proper training, procedures and tools to ensure a safe working environment where we run our trains without accident or injury. And our sense of safety responsibility compels us to team up with regulators, customers, suppliers and the communities in which we operate to ensure excellence in this critical area of our business.

We expect excellence. Regardless of economic climate, whether in times of calm or in times of crisis, WE EXPECT TO EXCEL. We will accept nothing less than leadership performance in all aspects of our business. There are no excuses for falling short. In fact, in many ways we have built our company to thrive in more difficult times. The strength of our balance sheet and franchise positions us to experience less impact from a downturn and recover faster when the business climate improves.

     The advantages we have over other forms of transportation are even more attractive and important to shippers when the pressure intensifies to manage their processes and costs. Rail has always been the most economical transportation alternative, particularly for longer hauls or larger shipments - now, with the service levels CN is achieving, rail is more viable for more shippers than ever before. We are moving aggressively on all fronts to build upon this increased viability and become an even more valuable resource to our customers.

Thank you. It's interesting how challenging times can bring one's appreciation of positive things to a new level of focus and clarity. This is how I feel about everyone connected with CN - our people, our partners, our customers, our shareholders. Together, we have made CN what it is today. Let's redouble our efforts to show the rest of the world how far we can go.

Yours sincerely,


(signed)

Paul M. Tellier
President and Chief Executive Officer


                                        Canadian National Railway Company    21

How far can CN go?

[Photo of Paul Tellier]

Paul Tellier
President and Chief Executive Officer

There is no limit to how far CN can go. I look beyond being just the best railroad. I see us becoming the best transportation company in North America
- the best place to work, with the best people working here; the best business performer, with the most consistent track record of delivering superior results for customers, employees and shareholders, regardless of economic conditions.

     We are open to any strategic move that supports this and fits within our focus. We are constrained by nothing but our own ability to think boldly and creatively. I think we have proven we are not afraid to make bold moves to go more places, to have the lowest cost structure, to be more reliable and provide more value than any other competitor, including other modes of transportation.

     We are still a work in progress. We are very well known for doing exactly what we say we will do. I have no doubt that we can take this company much further.


[Photo of Hunter Harrison]

Hunter Harrison
Executive Vice-President and
Chief Operating Officer

How far can CN go? People always ask me this question in the context of how low we can get our operating ratio. I say, listen, we'll continue to make progress on that front - there are still significant opportunities to further streamline our operations and cost structure. And as our service brings more and more value, we can get more for what we do.

     But it's more than operating ratio. This is about converting our service plan into growth. I tell our people this is a never-ending process of leveraging the franchise. Continuously improving service. Continuously controlling costs. This is not an initiative. This is a culture. A very important part of this equation is employee development. We have to continue to effect a cultural change across the entire organization - creating and maintaining a passion for performance in every one of our people.

     We can take this business as far as we want to go if we constantly raise the bar and embrace a dynamic approach to this business. I call it action-oriented change - where we continuously explore new service offerings and other ways to push the envelope. This way, we can make meaningful, even dramatic progress. We've proven it. We're going to keep proving it.


22    Canadian National Railway Company

[Photo of Jim Foote]

Jim Foote
Executive Vice-President,
Sales and Marketing

There is no doubt that we can go much further. In fact, in some areas we are just starting.

     Our strategy is to differentiate ourselves in the marketplace so that our transportation product is viewed as a service, not just a commodity. We can successfully do this because of the highly reliable product we offer customers. No longer do we sell our rail service strictly on the basis of price.

     Because our customer base is much more merchandise based than other railroads, we have greater potential to convert market share from trucks. Increasing rail share from existing customers has provided and will continue to provide us with the opportunity to profitably grow CN while creating efficiency for the customer. Our expanded local sales network, which serves smaller shippers formerly ignored by railroads, is just one of the many initiatives we are pursuing to leverage our service plan. And, as our network grows through the pursuit of strategic initiatives, even greater opportunities are ahead.

     How far can CN go? Our sales and marketing people are intensely focused on that very question. How can we take our customers further? How can we leverage the things that we can do better than our competition? We have tremendous potential to grow our market share by building on our speed and reliability, expanding our reach and adding value in ways that other providers either can't do or haven't thought of doing.


[Photo of Claude Mongeau]

Claude Mongeau
Executive Vice-President and
Chief Financial Officer

I am convinced that we can go much further, particularly with a rebound in the economy. Two thousand and one was a tough year. It became clear by late summer that we were actually going through a recession, amplified by the tragic events of September 11.

     In the face of this adversity, CN nevertheless delivered another year of outstanding financial performance. It is easy to produce solid results when the economy is good. The true test of resilience comes when market conditions are difficult. In 2001, CN passed this test with flying colors.

     Our 2001 earnings increased at a double-digit rate. Free cash flow increased even faster, and our balance sheet remains strong. These results are not accidental. They are a consequence of CN's passionate commitment to shareholder value creation.

     CN's achievements continue to be rewarded with significant share appreciation. During 2001, our share price increased 73 per cent on the Toronto Stock Exchange, the best performance among large capitalizations.

     There is still great potential to further drive the profitability of our franchise and to extend our reach with value-creating transactions. Accretive to earnings from day one, the Wisconsin Central acquisition is clear evidence that we can go much further with solid execution and the right strategic moves.


                                        Canadian National Railway Company    23

[Photo of David McLean]


Dear fellow shareholders:


Two thousand and one was a year in which extraordinary events on the world stage and in our own back yard challenged us all to reexamine our priorities and reaffirm our relationships. It was a year of increasing economic challenge, accelerated by the events of September 11.

     The Board and I are proud of CN's continued leadership during these uncertain times. We feel that Paul Tellier's and Hunter Harrison's vision for a different kind of railroad has been validated by the company's financial performance during the economic downturn.

     In addition, Paul Tellier received the McCullough Award as Logistics Executive of the Year from the National Industrial Transportation League
(NITL) and LOGISTICS MANAGEMENT & DISTRIBUTION REPORT, recognizing outstanding achievement and leadership in the logistics industry. This is a prestigious award, particularly significant because the NITL represents the interests of shippers in the United States.

     Hunter Harrison was named 2002 Railroader of the Year by railway industry trade journal RAILWAY AGE for his outstanding leadership and particularly for designing and implementing the scheduled railroad at CN.

     Behind Paul and Hunter, CN's bench is strong and getting stronger. The company has assembled, at every level of the business, what I feel is the finest group of people in the transportation industry - a truly diverse, North American culture where creative thinkers thrive and constant exploration for a better way is the norm.

     Our Board of Directors changed during the year: In 2001, the Honorable Richard H. Kroft, C.M. and Alexander P. Lynch retired from the Board. I want to thank them both for their strong contributions to the success of this company. CN also welcomed two distinguished individuals as new members to the Board, Edith (Ede) E. Holiday and Ambassador Gordon D. Giffin.

     Ms. Holiday is a Washington, D.C., attorney with senior White House and Treasury Department experience, having served as Assistant to former United States President George H. W. Bush. She was Secretary of the Cabinet between 1990 and 1993 and was General Counsel of the United States Treasury Department from 1989 to 1990. Mr. Giffin is a former United States Ambassador to Canada. He rejoined the Atlanta law firm of Long Aldridge & Norman as vice-chairman and managing partner of its Washington, D.C., office after completing his three-and-a-half year tenure as Ambassador in April 2001.

     Ms. Holiday and Ambassador Giffin bring extremely valuable experience and counsel to the company as it continues to strengthen its position as North America's Railroad.

      The future is bright for CN. We have continued to thrive even in adversity and our position in the transportation industry strengthens year by year. I want to thank the Board for its leadership and wisdom, our customers for working with CN, our employees for their skills and commitment, and our shareholders for their continued support.

Sincerely,


(signed)

David McLean, O.B.C., LL.D.
Chairman of the Board


24    Canadian National Railway Company

                                    [PHOTO]



                       Going further for our communities




                                        Canadian National Railway Company    25

                                   [PHOTO]


Community. As a railroad, this word has special meaning to CN. Because we pass through so many cities and towns, because our work touches the lives of so many people, we feel a special obligation to help build safer and economically stronger communities.

     Many of our efforts concentrate on community safety, a natural area of focus for CN. We are actively involved in a wide spectrum of programs and activities across North America, as an organization and as individuals, including the Safe Communities Foundation, the SchoolNet GrassRoots Program, Operation Lifesaver, Responsible Care(R) and more. Many in CN Police generously give of their time, visiting local schools to talk about the dangers of trespassing on railroad property.

     Education is another priority. We generally concentrate our support on transportation education at the university level to promote our industry and help ensure it can compete for talent in the future. Our support goes beyond capital campaigns, extending to mentoring, teaching and other activities.

     We also address other needs, such as the arts, the environment, health, civic causes and human and social services. CN has a long-term commitment to United Way in both the United States and Canada, contributing more than $1 million in Canada alone in 2001.

     But perhaps the best example of the spirit of CN's community commitment is in the efforts of its individuals, such as the people who work at CN's Customer Support Centre (CSC) in Winnipeg. Since the Centre opened in 1994, CSC employees have been active in a wide variety of activities, from ongoing events such as fundraisers and food drives to volunteering in support of women's shelters and other organizations like Winnipeg Harvest and Cancer Care Manitoba.


26    Canadian National Railway Company

                                    [PHOTO]



As a major supporter of the Safe Communities Foundation, CN helps support safe and healthy communities and job sites across Canada. CN people are active in local programs across the country, and we try to promote further involvement in the community by running advertisements acknowledging individual efforts.

CN works very closely with employees and local communities to eliminate the risk of accidents at level crossings and on railroad property. Young people are met with regularly to educate them about the dangers related to railroad operations.


                                        Canadian National Railway Company    27

Freight revenues
2001 percentage data

[graphic]

17% Petroleum and chemicals
 8% Metals and minerals
20% Forest products
 6% Coal
21% Grain and fertilizers
18% Intermodal
10% Automotive


CN at a glance

CN derives revenue from seven business units - a balanced mix of goods moving over a network of approximately 18,000 route miles of track spanning North America. CN's is the only rail network on the continent to connect three coasts - the Pacific, the Atlantic and the Gulf of Mexico.

     We believe the balance of our business mix positions us well to weather economic downturns and maximizes our potential to grow revenue by competing with trucks.

[PHOTO]
Petroleum and chemicals

Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulphur, plastics, petroleum and gas products. Most of CN's petroleum and chemical shipments are destined for customers in Canada via CN's eastern and western corridors to the Chicago gateway, and in the United States via CN's north-south route starting at the Gulf of Mexico.

[PHOTO]
Metals and minerals

CN's metals and minerals business consists primarily of nonferrous base metals, steel, equipment and parts. Exclusive access to major mines and smelters throughout North America makes CN a leader in the transportation of copper, lead, zinc concentrates, refined metals and aluminum.

[PHOTO]
Forest products

CN is the largest carrier of forest products in North America. The product lines for this business unit include various types of lumber, panels, wood chips, wood pulp, pulpwood, printing paper, linerboard and newsprint. In Canada, CN enjoys superior access to the major fiber-producing regions. In the United States, CN is strategically located to serve both the northern and southern U.S. corridors with interline capabilities to other Class 1 railroads.

[PHOTO]
Coal

CN's coal business consists of thermal and metallurgical grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada. Canadian metallurgical coal is carried for export to Asian markets. U.S. thermal coal is transported from mines in southern Illinois or from western U.S. mines via interchange with other railroads to utilities in the U.S. Midwest.


28    Canadian National Railway Company

Revenues - traffic mix
Per cent

[graphic]

53% U.S. domestic and transborder
21% Overseas
26% Canadian domestic


Statistical summary

                                                    2001*        2000        1999
----------------------------------------------------------------------------------
Route miles (Includes Canada and the U.S.)         17,986      15,532      15,777
----------------------------------------------------------------------------------
Carloads (thousands)                                3,821       3,796       3,645
----------------------------------------------------------------------------------
Gross ton miles (millions)                        293,857     288,150     274,488
----------------------------------------------------------------------------------
Revenue ton miles (millions)                      153,095     149,557     143,613
----------------------------------------------------------------------------------
Rail employees (average for the year)              22,668      22,457      23,493
----------------------------------------------------------------------------------
Diesel fuel consumed (liters in millions)           1,328       1,292       1,250
----------------------------------------------------------------------------------
Diesel fuel consumed (U.S. gallons in millions)       351         341         330
----------------------------------------------------------------------------------
Average fuel price per liter (dollars)           $   0.36    $   0.33    $   0.23
----------------------------------------------------------------------------------
Average fuel price per U.S. gallon (dollars)     $   1.36    $   1.24    $   0.87
----------------------------------------------------------------------------------


2001 data*

------------------------------------------------------------------------------------------------------
                                                                        Freight revenue
Freight revenues    (millions)     Revenues ton miles    (millions)     per revenue ton mile   (cents)
------------------------------------------------------------------------------------------------------
Petroleum and chemicals $  923     Petroleum and chemicals   25,243     Petroleum and chemicals   3.66
------------------------------------------------------------------------------------------------------
Metals and minerals        458     Metals and minerals       10,777     Metals and minerals       4.25
------------------------------------------------------------------------------------------------------
Forest products          1,088     Forest products           29,639     Forest products           3.67
------------------------------------------------------------------------------------------------------
Coal                       338     Coal                      15,566     Coal                      2.17
------------------------------------------------------------------------------------------------------
Grain and fertilizers    1,161     Grain and fertilizers     42,728     Grain and fertilizers     2.72
------------------------------------------------------------------------------------------------------
Intermodal                 969     Intermodal                26,257     Intermodal                3.69
------------------------------------------------------------------------------------------------------
Automotive                 520     Automotive                 2,885     Automotive               18.02
------------------------------------------------------------------------------------------------------

* The 2001 figures include Wisconsin Central Transportation Corporation from October 9, 2001


[PHOTO]
Grain and fertilizers

CN's grain and fertilizer business transports commodities grown in western Canada and the U.S. Midwest. The majority of grain and grain products carried by CN are for export. In the United States, CN handles grain grown in Illinois and Iowa for export, as well as to domestic processing facilities and feed markets. CN also serves producers of potash, ammonium nitrate, urea and other fertilizers.


[PHOTO]
Intermodal

CN's intermodal business consists of two product segments. The first segment, domestic, is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels. The second, the international segment, handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax, Mobile and New Orleans.


[PHOTO]
Automotive

CN is a leading carrier of automotive products originating in southwestern Ontario and Michigan. This business unit moves both finished vehicles and parts within the United States, Canada and Mexico. CN also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads.


                                        Canadian National Railway Company    29

Glossary of Terms

Average length of haul - The average distance in miles one ton is carried. Computed by dividing total ton-miles by tons of freight.

Carload - A shipment of not less than 10,000 pounds of one commodity from one consignor to one consignee. An originated carload is one that is loaded and begins its journey on a particular railroad; a carried carload is any carload that travels on a particular railroad; and a terminated carload is a carload that ends its journey and is unloaded on a particular railroad.

Car mile - The movement of a car a distance of one mile. An empty car mile is a mile run by a freight car without a load; a loaded car mile is a mile run by a freight car with a load.

Car velocity - Car velocity is an average speed calculation, expressed in miles per day, of the car movement(s) from the time a loaded car is released by a customer to the time it is spotted empty at the next customer loading location.

Class 1 railroad - As determined by the Surface Transportation Board, a railroad with annual operating revenues that exceed a threshold indexed to a base of $250 million in 1991 dollars. The threshold in 2000 was $261.9 million.

Gross ton miles - The number of tons behind the locomotive (cars and contents, and company service equipment) multiplied by the distance moved in road freight trains.

Intermodal service - In railroad transportation, the movement of trailers or containers on railroad freight cars.

Linehaul - The movement of trains between terminals and stations on the main or branch lines of the road, exclusive of switching movements.

Main track - A track extending through and between stations upon which trains are operated.

Operating ratio - The ratio of operating expenses to operating revenues.

Regional railroad - As defined by the Association of American Railroads, a non-Class 1, linehaul, freight railroad that operates at least 350 miles of track and/or has annual operating revenues of at least $40 million.

Revenue ton mile - The movement of a ton of freight over one mile for revenue.

Right-of-way - A strip of land of various widths upon which a rail track is built.

Rolling stock - Transportation equipment on wheels, especially locomotives and freight cars.

Route miles - The miles of right-of-way operated by CN and its affiliates. In multiple main track territories only one mainline track counts as route miles.

Scheduled railroad - Running a scheduled railroad is a disciplined process that handles individual car movements according to a specific plan where possible and that manages expectations to meet agreed upon customer commitments.

Siding - A track auxiliary to the main track for meeting or passing trains, or a track for industrial purposes.

Through train - A train operated between two or more major concentration or distribution points.

Ton mile - The movement of a ton over one mile. See also revenue ton mile.

Trip plans - A trip plan is a detailed chain of train handling events describing how a car(s) can be handled from the shipper's door to the consignee's door. Trip plans are expressed in hours and are tailored for each specific customer location.

Unit train - A train with a fixed, coupled consist of cars operated continuously in shuttle service under load from origin and delivered intact at destination and returning usually for reloading at the same origin.

Waybill - The document covering a shipment and showing the forwarding and receiving stations, the name of consignor and consignee, the car initials and number, the routing, the description and weight of the commodity, instructions for special services, the rate, total charges, advances and waybill reference for previous services, and the amount prepaid.

Yard - A system of tracks within defined limits, designed for switching services.

Yard dwell - Yard dwell is the average duration, expressed in hours, that cars spend in a specific operating terminal.


30    Canadian National Railway Company

Financial Section (U.S. GAAP)

Contents


Canadian National Railway Company
--------------------------------------------------------------------------------
32       Selected Railroad Statistics
33       Management's Discussion and Analysis
45       Management Report
45       Auditors' Report
46       Consolidated Statement of Income
47       Consolidated Statement of Comprehensive Income
48       Consolidated Balance Sheet
49       Consolidated Statement of Changes in Shareholders' Equity
50       Consolidated Statement of Cash Flows


Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
51        1 Summary of significant accounting policies
53        2 Accounting changes
53        3 Acquisition of Wisconsin Central Transportation Corporation
54        4 Accounts receivable
54        5 Properties
55        6 Other assets and deferred charges
55        7 Credit facilities
56        8 Accounts payable and accrued charges
56        9 Other liabilities and deferred credits
57       10 Long-term debt
58       11 Capital stock and convertible preferred securities
59       12 Stock plans
60       13 Pensions
61       14 Special charge
61       15 Interest expense
61       16 Other income
61       17 Income taxes
62       18 Segmented information
62       19 Earnings per share
63       20 Major commitments and contingencies
64       21 Financial instruments
65       22 Other comprehensive income (loss)
66       23 Quarterly financial data - unaudited
66       24 Comparative figures


             U.S. GAAP                  Canadian National Railway Company    31

Selected Railroad Statistics

                                            Year Ended December 31,                 2001(1)       2000          1999
--------------------------------------------------------------------------------------------------------------------
Rail operations
  Freight revenues ($ millions) ................................................   5,457         5,236         5,032
  Gross ton miles (millions) ................................................... 293,857       288,150       274,488
  Revenue ton miles (RTM) (millions) ........................................... 153,095       149,557       143,613
  Route miles (includes Canada and the U.S.) ...................................  17,986        15,532        15,777
  Operating expenses (excluding the 2001 special charge) per RTM (cents) .......    2.53          2.53          2.62
  Freight revenue per RTM (cents) ..............................................    3.56          3.50          3.50
  Carloads (thousands) .........................................................   3,821         3,796         3,645
  Freight revenue per carload ($) ..............................................   1,428         1,379         1,381
  Diesel fuel consumed (liters in millions) ....................................   1,328         1,292         1,250
  Average fuel price ($/liter) .................................................    0.36          0.33          0.23
  Revenue ton miles per liter of fuel consumed .................................     115           116           115
  Gross ton miles per liter of fuel consumed ...................................     221           223           220
  Diesel fuel consumed (U.S. gallons in millions) ..............................     351           341           330
  Average fuel price ($/U.S. gallon) ...........................................    1.35          1.24          0.87
  Revenue ton miles per U.S. gallon of fuel consumed ...........................     436           439           435
  Gross ton miles per U.S. gallon of fuel consumed .............................     837           845           832
  Locomotive bad order ratio (%) ...............................................     6.4           6.0           6.8
  Freight car bad order ratio (%) ..............................................     5.7           5.1           5.4(2)
                                                                                 -----------------------------------

Productivity
  Operating ratio (excluding the 2001 special charge) (%) ......................    68.5          69.6          72.0
  Freight revenue per route mile ($ thousands) .................................     303           337           319
  Revenue ton miles per route mile (thousands) .................................   8,512         9,629         9,103
  Freight revenue per average number of employees ($ thousands) ................     241           233           214
  Revenue ton miles per average number of employees (thousands) ................   6,754         6,660         6,113
                                                                                 -----------------------------------

Employees
  Number at end of year ........................................................  22,868        21,378        21,563
  Average number during year ...................................................  22,668        22,457        23,493
  Labor and fringe benefits expense per RTM (CENTS) ............................    1.01          0.99          1.05
  Injury frequency rate per 200,000 person hours ...............................     4.4           5.5           7.3
  Accident rate per million train miles ........................................     2.0           2.1           2.2
                                                                                 -----------------------------------

Financial
  Debt to total capitalization ratio (% at end of year) ........................    45.7          41.4          42.7
  Return on assets (% at end of year) (3)(4) ...................................     6.3           6.5           5.7
                                                                                 ===================================

(1) Includes Wisconsin Central Transportation Corporation (Wc) from October 9, 2001.
(2) Excludes Illinois Central Corporation.
(3) Income before cumulative effect of changes in accounting policy.
(4) 2001 calculated on a pro forma basis assuming the acquisition of WC occured on January 1, 2001.


32    Canadian National Railway Company             U.S. GAAP

Management's Discussion and Analysis


Management's discussion and analysis relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation, Illinois Central Corporation (IC) and Wisconsin Central Transportation Corporation
(WC), the latter from October 9, 2001 through December 31, 2001. As used herein, the word "Company" means, as the context requires, CN and its subsidiaries. CN's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP).

Financial results

2001 compared to 2000

The Company recorded consolidated net income of $1,040 million ($5.41 per basic share) for the year ended December 31, 2001 compared to $937 million ($4.81 per basic share) for the year ended December 31, 2000. Diluted earnings per share were $5.23 for the current year compared to $4.67 in 2000. The results for 2001 include net income of $17 million related to the acquisition of WC. Operating income was $1,682 million for 2001 compared to $1,648 million in 2000. This represents an increase of $34 million, or 2%.

    The years ended December 31, 2001 and 2000 include items impacting the comparability of the results of operations. Included in 2001 is a deferred income tax recovery of $122 million ($0.63 per basic share or $0.61 per diluted share) resulting from the enactment of lower corporate tax rates in Canada, a special charge for workforce reductions of $98 million, $62 million after tax ($0.32 per basic share or $0.31 per diluted share), a charge to write down the Company's net investment in 360networks Inc. of $99 million, $71 million after tax ($0.37 per basic share or $0.35 per diluted share) and a gain of $101 million, $73 million after tax ($0.38 per basic share or $0.36 per diluted share) related to the sale of the Company's 50 percent interest in the Detroit River Tunnel Company (DRT). In 2000, the Company recorded a gain of $84 million, $58 million after tax ($0.30 per basic share or $0.28 per diluted share) related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

    Excluding the effects of the items discussed in the preceding paragraph, consolidated net income was $978 million ($5.09 per basic share or $4.92 per diluted share) in 2001 compared to $879 million ($4.51 per basic share or $4.39 per diluted share) in 2000. Operating income, excluding the 2001 special charge, increased by $132 million, or 8%, to $1,780 million. The operating ratio, excluding the special charge, improved to 68.5% in 2001 from 69.6% in 2000, a 1.1-point betterment.

Revenues

Revenues for the year ended December 31, 2001 totaled $5,652 million compared to $5,428 million in 2000. The increase of $224 million, or 4%, was mainly attributable to the inclusion of $129 million of WC revenues and to gains in metals and minerals, intermodal, forest products and grain and fertilizers. This was partially offset by lower automotive revenues. Revenue ton miles and freight revenue per revenue ton mile each increased by 2% as compared to 2000.

Year ended December 31,                     2001      2000     2001     2000          2001         2000
------------------------------------------------------------------------------------------------------------
                                                                                      Freight revenue
                                               Revenues      Revenue ton miles      per revenue ton mile
------------------------------------------------------------------------------------------------------------
                                                      In millions                        In cents
------------------------------------------------------------------------------------------------------------
Petroleum and chemicals .................  $  923    $  894    25,243   24,858        3.66         3.60
Metals and minerals .....................     458       392    10,777    9,207        4.25         4.26
Forest products .........................   1,088     1,008    29,639   28,741        3.67         3.51
Coal ....................................     338       328    15,566   15,734        2.17         2.08
Grain and fertilizers ...................   1,161     1,136    42,728   42,396        2.72         2.68
Intermodal ..............................     969       919    26,257   25,456        3.69         3.61
Automotive ..............................     520       559     2,885    3,165       18.02        17.66
Other items (1) .........................     195       192         -        -           -            -
                                           -----------------------------------
Total ...................................  $5,652    $5,428   153,095  149,557        3.56         3.50
                                           ===================================

(1) Principally non-freight revenues derived from third parties.


             U.S. GAAP                  Canadian National Railway Company    33

Management's Discussion and Analysis


Petroleum and chemicals

Revenues for the year ended December 31, 2001 increased by $29 million, or 3%, over 2000 of which $22 million resulted from the inclusion of WC revenues. Excluding WC, growth in the year was driven by market share gains and plant expansions in the petroleum products sector, increased salt traffic, mainly in the early part of the year, and the weaker Canadian dollar. Significant weakness in sulfur demand partially offset these increases. The revenue per revenue ton mile increase of 2% for the year was mainly attributable to the effect of the weaker Canadian dollar.

Petroleum and chemicals
Percentage of revenues

[GRAPHIC]

53% Petroleum and plastics
47% Chemicals

                                      Carloads*
                                    In thousands
                                    ------------
97                                      322
98                                      485
99                                      494
00                                      512
01                                      519

*1997 excludes IC and 2001 includes WC from October 9 through December 31


Metals and minerals

Revenues for the year ended December 31, 2001 increased by $66 million, or 17%, over 2000 of which $22 million resulted from the inclusion of WC revenues. Excluding WC, growth in the year was driven by strong Canadian aluminum exports to the United States in line with weaker U.S. production, increased levels of equipment traffic, market share gains in steel, ores and concentrates, and increased stone and rock shipments to the United States. Significant weakness in the steel markets partially offset overall growth. Revenue per revenue ton mile was essentially flat year over year.

Metals and minerals
Percentage of revenues

[GRAPHIC]

71% Metals
29% Minerals

                                      Carloads*
                                    In thousands
                                    ------------
97                                      194
98                                      273
99                                      266
00                                      256
01                                      287

*1997 excludes IC and 2001 includes WC from October 9 through December 31


Forest products

Revenues for the year ended December 31, 2001 increased by $80 million, or 8%, over 2000 of which $55 million resulted from the inclusion of WC revenues. Excluding WC, growth was driven by market share gains in the panels segment and the effect of the weaker Canadian dollar. These gains were partially offset by weakness in the pulp and paper markets due, in part, to a significant reduction in U.S. paper consumption. The increase in revenue per revenue ton mile of 5% was mainly due to the effect of the weaker Canadian dollar and the inclusion of shorter haul WC traffic.

Forest products
Percentage of revenues

[GRAPHIC]

32% Lumber
28% Fibers
28% Paper
12% Panels

                                      Carloads*
                                    In thousands
                                    ------------
97                                      345
98                                      479
99                                      481
00                                      486
01                                      501

*1997 excludes IC and 2001 includes WC from October 9 through December 31


Coal

Revenues for the year ended December 31, 2001 increased by $10 million, or 3%, over 2000 of which $7 million resulted from the inclusion of WC revenues. Excluding WC, strong demand for thermal coal in the year was partially offset by reduced shipments of metallurgical coal due to the closure of some Canadian mines in 2000. The revenue per revenue ton mile increase of 4% was mainly due to an increase in rates tied to commodity prices and the effect of the weaker Canadian dollar.

Coal
Percentage of revenues

[GRAPHIC]

86% Coal
14% Petroleum coke

                                      Carloads*
                                    In thousands
                                    ------------
97                                      287
98                                      534
99                                      558
00                                      528
01                                      517

*1997 excludes IC and 2001 includes WC from October 9 through December 31


34    Canadian National Railway Company             U.S. GAAP

Management's Discussion and Analysis


Grain and fertilizers

Revenues for the year ended December 31, 2001 increased by $25 million, or 2%, over 2000 of which $15 million resulted from the inclusion of WC revenues. Excluding WC, growth was mainly driven by higher wheat shipments to the United States, increased market share of U.S. corn and soybean traffic and higher exports of canola through Vancouver. The 1% increase in revenue per revenue ton mile was mainly due to a shift to shorter haul traffic and the effect of the weaker Canadian dollar, partially offset by the introduction of the Canadian grain revenue cap in August 2000.

Grain and fertilizers
Percentage of revenues

[GRAPHIC]

31% Food grain
24% Oil seeds
23% Feed grain
12% Potash
10% Fertilizers

                                      Carloads*
                                    In thousands
                                    ------------
97                                      384
98                                      537
99                                      542
00                                      567
01                                      590

*1997 excludes IC and 2001 includes WC from October 9 through December 31


Intermodal

Revenues for the year ended December 31, 2001 increased by $50 million, or 5%, over 2000 of which $7 million resulted from the inclusion of WC revenues. Excluding WC, growth was driven by market share gains in the international segment and from new service offerings in the domestic segment. Weaker economic conditions in the second half of the year led to slower growth. Revenue per revenue ton mile increased by 2% due to rate increases and the effect of the weaker Canadian dollar, partially offset by a shift to longer haul traffic.

Intermodal
Percentage of revenues

[GRAPHIC]

58% Domestic
42% International

                                      Carloads*
                                    In thousands
                                    ------------
97                                      736
98                                      918
99                                      994
00                                    1,121
01                                    1,103

*1997 excludes IC and 2001 includes WC from October 9 through December 31


Automotive

Revenues for the year ended December 31, 2001 decreased by $39 million, or 7%, from 2000. The revenue decline resulted from weakness in North American vehicle production in 2001 and from one-time gains obtained in 2000 due, in part, to competitors' service problems. The decline was partially offset by the effect of the weaker Canadian dollar. The increase in revenue per revenue ton mile of 2% was mainly due to the weaker Canadian dollar partially offset by an increase in the average length of haul.

Automotive
Percentage of revenues

[GRAPHIC]

81% Finished vehicles
19% Auto parts

                                      Carloads*
                                    In thousands
                                    ------------
97                                      279
98                                      257
99                                      310
00                                      326
01                                      304

*1997 excludes IC and 2001 includes WC from October 9 through December 31


             U.S. GAAP                  Canadian National Railway Company    35

Management's Discussion and Analysis


Operating expenses

Operating expenses amounted to $3,970 million in 2001 compared to $3,780 million in 2000. The increase in 2001 was mainly due to the inclusion of $86 million of WC expenses, the special charge for workforce reductions, higher fuel costs, and increased expenses for equipment rents and labor and fringe benefits. Partially offsetting these increases were lower expenses for purchased services and material. Operating expenses, excluding the special charge, amounted to $3,872 million, an increase of $92 million, or 2%, from 2000.

Dollars in millions        Year ended December 31,            2001                       2000
-----------------------------------------------------------------------------------------------------
                                                                       % of                     % of
                                                        Amount      revenue     Amount       revenue
-----------------------------------------------------------------------------------------------------
Labor and fringe benefits ...........................   $1,540        27.2%     $1,482         27.3%
Purchased services ..................................      504         8.9%        551         10.2%
Depreciation and amortization .......................      532         9.4%        525          9.7%
Fuel ................................................      484         8.6%        446          8.2%
Equipment rents .....................................      309         5.5%        285          5.2%
Material ............................................      188         3.3%        195          3.6%
Operating taxes .....................................      158         2.8%        158          2.9%
Casualty and other ..................................      157         2.8%        138          2.5%
                                                       ---------------------------------------------
                                                         3,872        68.5%      3,780         69.6%
Special charge ......................................       98                       -
                                                       ---------------------------------------------
Total ...............................................   $3,970                  $3,780
                                                       =============================================


Labor and fringe benefits: Labor and fringe benefit expenses in 2001 increased by $58 million, or 4%, as compared to 2000. The increase was mainly attributable to the inclusion of WC labor expense of $40 million, wage increases and the impact of the weaker Canadian dollar on U.S. denominated expenses. This was partially offset by lower pension and other benefit related expenses.

Purchased services: Costs of purchased services decreased by $47 million, or 9%, in 2001 as compared to 2000. The decrease was mainly due to one-time consulting and professional fees related to a proposed combination in 2000 and lower contracted services in 2001. This was partially offset by higher equipment repair expenses and $9 million resulting from the inclusion of WC purchased services expense.

Depreciation and amortization: Depreciation and amortization expense in 2001 increased by $7 million, or 1%, as compared to 2000. The effect of revised depreciation rates for certain assets mostly offset the increases related to capital additions and the inclusion of WC depreciation of $10 million.

Fuel: Fuel expense in 2001 increased by $38 million, or 9%, as compared to 2000, primarily due to an increase in the average cost of fuel and the inclusion of $10 million of WC fuel expense.

Equipment rents: These expenses increased by $24 million, or 8%, in 2001 as compared to 2000. The increase was mainly attributable to lower lease and offline car hire income and the inclusion of $6 million of WC equipment rents. This was partially offset by lower private car mileage payments.

Material: Material costs decreased by $7 million, or 4%, in 2001 as compared to 2000. The decrease was mainly due to higher recoveries in 2001 from work performed for third parties that were, in part, offset by increased locomotive and car maintenance costs and the inclusion of $3 million of WC material costs.

Operating taxes: Operating taxes remained unchanged as higher provincial capital taxes and the inclusion of $2 million of WC operating taxes were offset by provincial sales tax recoveries in 2001.

Casualty and other: These expenses increased by $19 million, or 14%, in 2001 as compared to 2000. The increase resulted from higher expenses for occupational related claims and environmental matters, and the inclusion of $6 million of WC casualty and other expense. This was partially offset by lower expenses for damaged equipment and merchandise claims.

Special charge: The Company recorded a charge of $98 million, $62 million after tax, in the second quarter of 2001 for the reduction of 690 positions (388 occurred in 2001 with the remainder planned to be completed by the end of 2002). The charge included severance and other payments to be made to affected employees.


36    Canadian National Railway Company             U.S. GAAP

Management's Discussion and Analysis

Other

Interest expense: Interest expense increased by $16 million to $327 million for the year ended December 31, 2001 as compared to 2000. The increase was mainly due to the financing related to the acquisition of WC, the inclusion of $4 million of WC interest expense, and the impact of the weaker Canadian dollar on U.S. denominated interest costs. This was, in part, offset by the refinancing of a portion of matured debt at lower rates.

Other income: In 2001, the Company recorded other income of $65 million compared to $136 million in 2000. Included in 2001 is a charge of $99 million to write down the Company's net investment in 360networks Inc., a one-time gain of $101 million related to the sale of the Company's 50 percent interest in DRT and $11 million of WC other income. The comparative 2000 period included an $84 million gain related to the 360networks Inc. transaction.

Income tax expense: The Company recorded an income tax expense of $380 million for the year ended December 31, 2001 compared to $536 million in 2000. The decrease in income tax expense was mainly due to a $122 million deferred income tax recovery recorded in 2001 resulting from the enactment of lower corporate tax rates in Canada. Excluding this item, the effective tax rate for the year ended December 31, 2001 decreased to 35.4% from 36.4% in 2000 due mainly to lower tax rates in 2001.

2000 compared to 1999

     The Company recorded consolidated net income of $937 million ($4.81 per basic share) for the year ended December 31, 2000 compared to $751 million ($3.81 per basic share) for the year ended December 31, 1999. Diluted earnings per share were $4.67 in 2000 compared to $3.74 in 1999.

     The years ended December 31, 2000 and 1999 included items impacting the comparability of the results of operations. In 2000, the Company recorded a gain of $84 million, $58 million after tax ($0.30 per basic share or $0.28 per diluted share), related to the exchange of its minority equity investments in certain joint venture companies for common shares in 360networks Inc. The results for 1999 included a $5 million after-tax ($0.03 per basic and diluted share) cumulative effect of changes in accounting policy.

     Excluding the effects of the items discussed herein, consolidated net income was $879 million ($4.51 per basic share or $4.39 per diluted share) in 2000 compared to $746 million ($3.78 per basic share or $3.71 per diluted share) in 1999.

     Operating income was $1,648 million for 2000 compared to $1,467 million in 1999. This represented an increase of $181 million, or 12%. The operating ratio in 2000 was 69.6% compared to 72.0% in 1999.

Revenues

Revenues for the year ended December 31, 2000 totaled $5,428 million compared to $5,236 million in 1999. The increase of $192 million, or 4%, was mainly attributable to gains in automotive, intermodal and grain and fertilizers. This was partially offset by lower coal revenues. Revenue ton miles increased by 4% as compared to 1999 while freight revenue per revenue ton mile remained flat.

Year ended December 31,                     2000      1999     2000     1999          2000         1999
--------------------------------------------------------------------------------------------------------
                                                                                      Freight revenue
                                               Revenues      Revenue ton miles      per revenue ton mile
--------------------------------------------------------------------------------------------------------
                                                      In millions                        in cents
--------------------------------------------------------------------------------------------------------
Petroleum and chemicals .................  $  894    $  878    24,858   24,194        3.60         3.63
Metals and minerals .....................     392       398     9,207    9,271        4.26         4.29
Forest products .........................   1,008       995    28,741   27,500        3.51         3.62
Coal ....................................     328       402    15,734   18,645        2.08         2.16
Grain and fertilizers ...................   1,136     1,066    42,396   38,681        2.68         2.76
Intermodal ..............................     919       810    25,456   22,589        3.61         3.59
Automotive ..............................     559       483     3,165    2,733       17.66        17.67
Other items .............................     192       204         -        -           -            -
                                           -----------------------------------
Total ...................................  $5,428    $5,236   149,557  143,613        3.50         3.50
                                           ===================================


             U.S. GAAP                  Canadian National Railway Company    37

Management's Discussion and Analysis


Petroleum and chemicals

Revenues for the year ended December 31, 2000 increased by $16 million, or 2%, over 1999. Growth in 2000 was mainly due to increased demand for petroleum gas, industrial chemicals and petrochemicals. Growth was also driven by increased production from plant expansions in the petroleum products segments. Weak market demand for polyvinyl chloride (PVC plastics) and related chemicals and sulfur exports to the United States partially offset these gains. The revenue per revenue ton mile decrease of 1% for 2000 was mainly due to changes in some contract and rate structures.

Metals and minerals

Revenues for the year ended December 31, 2000 decreased by $6 million, or 2%, as compared to 1999. The decline in 2000 reflects lower finished steel shipments due, in particular, to fewer pipeline projects in western Canada and customer production shutdowns in 2000. This is partially offset by market share gains in, as well as strength from, both the overall steel markets in the first half of 2000 and concentrate markets during 2000. The revenue per revenue ton mile decrease of 1% for 2000 was mainly due to an increase in the average length of haul.

Forest products

Revenues for 2000 grew by $13 million over 1999, representing a 1% increase. Market share gains, as well as solid demand in the paper segment, drove growth in 2000. Declining lumber shipments due to weaker commodity prices and fewer housing starts in the United States compared to 1999 partially offset these gains. The revenue per revenue ton mile decrease of 3% for 2000 can be attributed to an increase in the average length of haul. Rate pressure as a result of consolidations in the forest products industry was also a contributing factor.

Coal

Revenues for the year ended December 31, 2000 decreased by $74 million, or 18%, from 1999. Continued weak market conditions for Canadian export coal resulted in lower shipments from, and closures of, certain CN-served coal mines. This was compounded by further rate reductions which were tied to coal prices. The revenue per revenue ton mile decrease of 4% for 2000 was mainly due to reduced freight rates tied to contracted coal prices.

Grain and fertilizers

Revenues for 2000 increased by $70 million, or 7%, over 1999. The increase in 2000 was mainly driven by strong Canadian wheat and barley exports, as well as U.S. and Canadian oil seed exports. Revenue per revenue ton mile decreased by 3% for 2000 mainly due to a decline in grain rates in Canada and a shift to longer haul traffic.

Intermodal

Revenues in 2000 increased by $109 million, or 13%, in comparison to the year ended December 31, 1999. Increased container trade through the ports of Vancouver and Halifax and market share gains drove the growth in the international segment. The domestic segment benefited from strength in the North American economy as well as market share gains through enhanced service offerings. The revenue per revenue ton mile increase of 1% for 2000 is mainly due to a shift to higher yielding traffic.

Automotive

Revenues for the year ended December 31, 2000 increased by $76 million, or 16%, over 1999. The increase in revenues for 2000 reflects strong North American vehicle sales during the first nine months of 2000 and one-time gains due, in part, to competitors' service problems. The revenue per revenue ton mile for 2000 remained relatively unchanged despite an increase in the average length of haul, due to growth of higher yielding traffic.

Other items

Revenues for the year ended December 31, 2000 decreased by $12 million over 1999. The majority of the 6% decrease was attributable to a non-recurring branch line subsidy payment from the Canadian Transportation Agency (CTA) received in 1999 relating to a claim for unprofitable lines. This was partially offset by increased revenues in 2000 for commuter services.


38    Canadian National Railway Company             U.S. GAAP

Management's Discussion and Analysis

Operating expenses

Operating expenses amounted to $3,780 million in 2000 compared to $3,769 million in 1999. Operating expenses remained relatively flat with an increase of only $11 million due predominantly to significantly higher fuel costs and depreciation, partially offset by reductions in all other expense categories.

Dollars in millions        Year ended December 31,            2000                       1999
-----------------------------------------------------------------------------------------------------
                                                                       % of                     % of
                                                        Amount      revenue     Amount       revenue
-----------------------------------------------------------------------------------------------------
Labor and fringe benefits ............................  $1,482        27.3%     $1,509         28.8%
Purchased services ...................................     551        10.2%        569         10.9%
Depreciation and amortization ........................     525         9.7%        490          9.3%
Fuel .................................................     446         8.2%        308          5.9%
Equipment rents ......................................     285         5.2%        328          6.3%
Material .............................................     195         3.6%        204          3.9%
Operating taxes ......................................     158         2.9%        172          3.3%
Casualty and other ...................................     138         2.5%        189          3.6%
                                                        --------------------------------------------
Total ................................................  $3,780        69.6%     $3,769         72.0%
                                                        ============================================

Labor and fringe benefits: Labor and fringe benefit expenses in 2000 decreased by $27 million, or 2%, as compared to 1999. The decrease was mainly attributable to the Company's reduced workforce and lower pension related expenses, partially offset by wage increases in 2000.

Purchased services: Costs of purchased services decreased by $18 million, or 3%, in 2000 as compared to 1999. The decrease was mainly due to a new directional running agreement and higher recoveries from joint facilities. This was partially offset by higher consulting and professional fees related to a proposed combination in 2000.

Depreciation and amortization: Depreciation and amortization expense in 2000 increased by $35 million, or 7%, as compared to 1999. The increase was due to the impact of net capital additions and the acquisition,at the end of 1999, of certain equipment formerly under operating leases.

Fuel: Fuel expense in 2000 increased by $138 million, or 45%, as compared to 1999. This was largely due to a 43% increase in the average fuel price (net of the Company's fuel hedging program) as well as an increase in traffic volumes. An improvement in fuel efficiency partially offset the higher fuel costs.

Equipment Rents: These expenses decreased by $43 million, or 13%, in 2000 as compared to 1999. The decrease was mainly attributable to continuing improvements in asset utilization as a result of the Company's service plan and the acquisition of certain equipment formerly under operating leases. This was partially offset by higher volumes and more foreign cars on-line.

Material: Material costs decreased by $9 million, or 4%, in 2000 as compared to 1999. This decrease was mainly a result of improved purchasing practices as well as higher recoveries from work performed for third parties.

Operating Taxes: Operating taxes decreased by $14 million, or 8%, in 2000, mainly as a result of lower municipal property taxes and a refund of prior years' sales tax. This was partially offset by higher diesel fuel taxes resulting from increased volumes.

Casualty and Other: These expenses decreased by $51 million, or 27%, in 2000 as compared to 1999. Lower expenses for environmental matters, damaged equipment as well as various one-time recoveries largely drove the decrease. This was partially offset by higher casualty and legal costs and bad debt expense.


             U.S. GAAP                  Canadian National Railway Company    39

Management's Discussion and Analysis


Other

Interest expense: Interest expense of $311 million for the year ended December 31, 2000 remained relatively unchanged from the 1999 level.

Other income: In 2000, the Company recorded other income of $136 million compared to $55 million in 1999. This increase was mainly due to the Company's gain on the exchange of its minority equity investments in certain joint venture companies for shares of 360networks Inc.

Income tax expense: The Company recorded an income tax expense of $536 million in 2000 compared to $462 million in 1999. The effective income tax rate was 36.4% for 2000 and 38.2% in 1999. The reduced effective tax rate in 2000 reflects lower overall income taxes applicable to CN and its subsidiaries' operations in certain jurisdictions.

Liquidity and capital resources

Operating activities: Cash provided from operations was $1,621 million for the year ended December 31, 2001 compared to $1,506 million for 2000. Net income, excluding non-cash items, generated cash of $1,969 million in 2001, up from $1,698 million in 2000. Cash from operations included an increase in net proceeds of $133 million from the Company's accounts receivable securitization program. Cash generated in 2001 and 2000 was partially consumed by payments with respect to workforce reductions of $169 million and $189 million, respectively, and income tax payments of $63 million and $101 million, respectively. The provision for workforce reductions amounted to $491 million as at December 31, 2001. Cash payments with respect to these workforce reduction accruals are expected to be approximately $151 million in 2002.

Investing activities: Cash used by investing activities in 2001 amounted to $2,173 million compared to $981 million in 2000. Investing activities included $1,278 million related to the acquisition of WC as at October 9, 2001 and proceeds of $112 million from the sale of DRT. Net capital expenditures amounted to $1,058 million for the year ended December 31, 2001, an increase of $22 million over 2000. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

     The Company anticipates that capital expenditures for 2002 will remain at approximately the same level as 2001. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company's operating efficiency and customer service.

     As at December 31, 2001, the Company had commitments to acquire railroad ties at a cost of $28 million, rail at a cost of $20 million and freight cars at a cost of $4 million.

Dividends: During 2001, the Company paid dividends totaling $150 million to its shareholders at the rate of $0.195 per share per quarter.

Financing activities: Cash provided from financing activities totaled $740 million for the year ended December 31, 2001 compared to cash used of $679 million in 2000. The increase was mainly due to the issuance of debt securities in two series, U.S.$400 million (Cdn$629 million) 6.375% Notes due 2011 and U.S.$200 million (Cdn$314 million) 7.375% Debentures due 2031. At December 31, 2001, the Company had U.S.$400 million remaining for issuance under its currently effective shelf registration statement. In 2001, the Company did not repurchase any common shares under the share repurchase program, whereas in 2000, $529 million was used to repurchase common shares as part of the share repurchase program. During 2001, the Company recorded $91 million in capital lease obligations ($149 million in 2000) for capital leases related to new equipment and the exercise of purchase options on existing equipment.

Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and WC entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for an acquisition cost of $1,297 million (U.S.$831 million).The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7, 2001, the U.S. Surface Transportation Board (STB) rendered a decision, unanimously approving the Company's acquisition of WC. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

     The Merger involves the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that the Company and WC will be able to coordinate their businesses without encountering operational difficulties or experiencing the loss of key CN or WC employees or customers, or that there will be realization of rail service and other efficiencies or synergies that are expected to be derived from the Merger.

     The Company accounted for the Merger using the purchase method of accounting as required by the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The impact of the results of the final valuation of WC's assets and liabilities, and changes in accounting practices are not expected to have a material impact on the results of operations.


40    Canadian National Railway Company             U.S. GAAP

Management's Discussion and Analysis


Share repurchase program

On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At December 31, 2001, the Company had not repurchased any common shares under the share repurchase program.

Recent accounting pronouncements

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Effective for the Company's fiscal year beginning January 1, 2002, the statement changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, this statement requires acquired intangible assets to be separately recognized if the benefit of the intangible assets are obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged. The Company does not expect SFAS No. 142 to have a material impact on its financial statements.

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. This statement is effective for the Company's fiscal year beginning January 1, 2003. The Company does not expect SFAS No. 143 to have a material impact on its financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides accounting guidance for long-lived assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale. This statement is effective for the Company's fiscal year beginning January 1, 2002. The Company does not expect SFAS No. 144 to have an initial material impact on its financial statements upon adoption.

Business risks

Certain information included in this report may be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

COmpetition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

     To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.


             U.S. GAAP                  Canadian National Railway Company    41

Management's Discussion and Analysis


     In recent years, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environment

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railway operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

     In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.

As at December 31, 2001, the Company had aggregate accruals for environmental costs of $112 million ($85 million at December 31, 2000). The Company has not included any reduction in costs for anticipated recovery from insurance.

Legal Actions

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to contractual obligations, personal injuries, damage to property and environmental matters. Work-related injuries to employees, including occupational related claims, are a significant expense for the railroad industry in the United States. Employees of the Company in the United States are therefore compensated according to the provisions of the Federal Employers' Liability Act (FELA) which provides for the finding of fault, unscheduled awards and reliance on the jury system. The Company maintains, and regularly updates, casualty provisions for such items, which it considers to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2001 cannot be predicted with certainty, and therefore, there can be no assurance that their resolution and any future claims will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.


42    Canadian National Railway Company             U.S. GAAP

Management's Discussion and Analysis


Labor negotiations

     Labor agreements with all Canadian unions expired on December 31, 2000. By January 2002, the Company had achieved ratified settlements with four of the labor organizations representing about 9,000 of the Company's approximately 14,350 Canadian unionized employees: the Brotherhood of Maintenance of Way Employees, the Canadian National Railway Police Association, the International Brotherhood of Electrical Workers and the Canadian Auto Workers. These agreements are for a three-year period effective until December 31, 2003.

     Agreements reached by the Company with the United Transportation Union
(UTU) and the Brotherhood of Locomotive Engineers (BLE), which are part of the Canadian Council of Railway Operating Unions (CCROU) (approximately 4,900 employees), are subject to ratification. The Company and the Rail Canada Traffic Controllers (RCTC) (approximately 250 employees) are still in conciliation and negotiations continue. The unions representing the employees of Algoma Central Railway Inc. (approximately 140 employees) negotiate collectively under the auspices of a Council of Trade Unions (the Council).The Company is currently in conciliation with the Council and negotiations are ongoing. Although the Company currently believes it can achieve ratified agreements with the CCROU, RCTC and the Council, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

     The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. For several years now, Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR and CCP Holdings, Inc.
(CCP) have bargained on a local basis rather than holding national, industry wide negotiations. Local negotiations result in settlements that better address both the employees' concerns and preferences and the railways' actual operating environment. There are risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention, making an extended work stoppage more likely. The Company's management believes the potential mutual benefits of local bargaining outweigh the risks.

     As of December 2001, the Company had in place agreements with bargaining units representing approximately 55% of the unionized workforce at ICRR, 95% at GTW and DWP, 55% at CCP and 100% at WC. These agreements have various durations, ranging from 2002 to the end of 2004. Several of these agreements will reopen in 2002.

     Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Regulation

The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the CTA), under the Canada Transportation Act (Canada) (the Act), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the STB (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

     The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, including the Act, issued its report to the Minister of Transport at the end of June 2001. It was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes which, if adopted, would affect all modes of transportation, including rail. No assurance can be given that any decision by the federal government pursuant to the report's recommendations will not materially adversely affect the Company's financial position or results of operations.

Financial instruments

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues.


             U.S. GAAP                  Canadian National Railway Company    43

Management's Discussion and Analysis


     The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties is regularly monitored.

     To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.

     The realized gains and losses from the Company's fuel hedging activities were a $6 million loss and a $49 million gain for the years ended December 31, 2001 and 2000, respectively. Hedging positions and credit standings of counterparties are monitored, and losses due to counterparty non-performance are not anticipated. At December 31, 2001, the Company hedged approximately 45% of the estimated 2002 fuel consumption and 25% of the estimated 2003 fuel consumption. This represented approximately 264 million U.S. gallons at an average price of U.S.$0.607 per U.S. gallon. The Company had unrealized losses from its fuel hedging activities of $38 million at December 31, 2001, recorded in Other comprehensive income, and $17 million at December 31, 2000.

Other risks

     In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations. The Company's revenues are affected by prevailing economic conditions. Should an economic slowdown or recession occur and continue in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be materially affected.

     In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers.

     Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.


44    Canadian National Railway Company             U.S. GAAP

Management report


The accompanying consolidated financial statements of Canadian National Railway Company and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

     The financial statements have been prepared by management in conformity with generally accepted accounting principles in the United States. These statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

     Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls and supports an extensive program of internal audits. Management believes that this system of internal accounting controls provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

     The Board of Directors carries out its responsibility for the financial statements in this report principally through its Audit and Finance Committee, consisting solely of outside directors. The Audit and Finance Committee reviews the Company's consolidated financial statements and annual report and recommends their approval by the Board of Directors. Also, the Audit and Finance Committee meets regularly with the Chief, Internal Audit, and with the shareholders' auditors.

     These consolidated financial statements have been audited by KPMG LLP, who have been appointed as the sole auditors of the Company by the shareholders.


(signed)

Claude Mongeau
Executive Vice-President and Chief Financial Officer

January 22, 2002





(signed)

Serge Pharand
Vice-President and Corporate Comptroller

January 22, 2002


Auditors' Report

To the Board of Directors of Canadian National Railway Company

We have audited the consolidated balance sheets of Canadian National Railway Company as at December 31, 2001 and 2000 and the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with generally accepted accounting principles in the United States of America.

     On January 22, 2002, we reported separately to the shareholders of the Company on consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

(signed)

KPMG LLP
Chartered Accountants

Montreal, Canada
January 22, 2002


U.S. GAAP                               Canadian National Railway Company   45

COnsolidated Statement of Income

In millions, except per share data          Year ended December 31,    2001          2000          1999
--------------------------------------------------------------------------------------------------------
Revenues
  Petroleum and chemicals ..........................................   $  923        $  894         $878
  Metals and minerals ..............................................      458           392          398
  Forest products ..................................................    1,088         1,008          995
  Coal .............................................................      338           328          402
  Grain and fertilizers ............................................    1,161         1,136        1,066
  Intermodal .......................................................      969           919          810
  Automotive .......................................................      520           559          483
  Other items ......................................................      195           192          204
                                                                       ----------------------------------
Total revenues .....................................................    5,652         5,428        5,236
                                                                       ----------------------------------

Operating expenses
  Labor and fringe benefits ........................................    1,540         1,482        1,509
  Purchased services ...............................................      504           551          569
  Depreciation and amortization ....................................      532           525          490
  Fuel .............................................................      484           446          308
  Equipment rents ..................................................      309           285          328
  Material .........................................................      188           195          204
  Operating taxes ..................................................      158           158          172
  Casualty and other ...............................................      157           138          189
  Special charge (Note 14) .........................................       98             -            -
                                                                       ----------------------------------
Total operating expenses ...........................................    3,970         3,780        3,769
                                                                       ----------------------------------
Operating income ...................................................    1,682         1,648        1,467
Interest expense (Note 15) .........................................    (327)         (311)        (314)
Other income (Note 16) .............................................       65           136           55
                                                                       ----------------------------------
Income before income taxes and cumulative effect of changes in
  accounting policy ................................................    1,420         1,473        1,208
income tax expense (Note 17) .......................................     (380)         (536)        (462)
                                                                       ----------------------------------
Income before cumulative effect of changes in accounting policy ....    1,040           937          746
Cumulative effect of changes in accounting policy (net of
  applicable income taxes) (Note 2) ................................        -             -            5
                                                                       ----------------------------------
Net income .........................................................   $1,040        $  937       $  751
                                                                       ==================================
Basic earnings per share (Note 19)
Income before cumulative effect of changes in accounting policy ....   $ 5.41        $ 4.81       $ 3.78
Net income .........................................................   $ 5.41        $ 4.81       $ 3.81
Diluted earnings per share (Note 19)
Income before cumulative effect of changes in accounting policy ....   $ 5.23        $ 4.67       $ 3.71
Net income .........................................................   $ 5.23        $ 4.67       $ 3.74
                                                                       ==================================

See accompanying notes to consolidated financial statements.


46   Canadian National Railway Company                               U.S. GAAP

Consolidated Statement of Comprehensive Income

In millions                                 Year ended December 31,                           2001          2000          1999
-------------------------------------------------------------------------------------------------------------------------------
Net income .................................................................................  $1,040        $  937        $  751

Other comprehensive income (loss) (Note 22):
  Unrealized foreign exchange gain (loss) on translation of U.S. dollar denominated
    long-term debt designated as a hedge of the net investment in U.S. subsidiaries ........    (202)          (91)          180
  Unrealized foreign exchange gain (loss) on translation of the net investment in
   foreign operations ......................................................................     308           191          (202)
  Unrealized holding gain (loss) on investment in 360networks Inc. (Note 6) ................    (129)          129             -
  Unrealized holding loss on fuel derivative instruments (Note 21) .........................     (38)            -             -
  Minimum pension liability adjustment (Note 13) ...........................................     (17)            -             2
                                                                                              ----------------------------------
Other comprehensive income (loss) before income taxes ......................................     (78)          229           (20)
Income tax (expense) recovery on other comprehensive income (loss) items ...................     (15)          (72)            8
                                                                                              ----------------------------------
Other comprehensive income (loss) ..........................................................     (93)          157           (12)
                                                                                              ----------------------------------
Comprehensive income .......................................................................  $  947        $1,094        $  739
                                                                                              ==================================


See accompanying notes to consolidated financial statements.


U.S. GAAP                               Canadian National Railway Company   47

Consolidated Balance Sheet

In millions                                            December 31,   2001          2000
-------------------------------------------------------------------------------------------
Assets

Current assets:
  Cash and cash equivalents .......................................   $    53      $    15
  Accounts receivable (Note 4) ....................................       645          726
  Material and supplies ...........................................       133          110
  Deferred income taxes (Note 17) .................................       153          114
  Other ...........................................................       180          143
                                                                      ---------------------
                                                                        1,164        1,108
Properties (Note 5) ...............................................    19,145       15,638
Other assets and deferred charges (Note 6) ........................       914          568
                                                                      ---------------------
Total assets ......................................................   $21,223      $17,314
                                                                      =====================

Liabilities and shareholders' equity

Current liabilities:
  Accounts payable and accrued charges (Note 8) ...................   $ 1,374      $ 1,389
  Current portion of long-term debt (Note 10) .....................       163          434
  Other ...........................................................       132           82
                                                                      ---------------------
                                                                        1,669        1,905
Deferred income taxes (Note 17) ...................................     4,591        3,375
Other liabilities and deferred credits (Note 9) ...................     1,345        1,205
Long-term debt (Note 10) ..........................................     5,764        3,886
Convertible preferred securities (Note 11) ........................       366          345

Shareholders' equity:
  Common shares (Note 11) .........................................     4,442        4,349
  Accumulated other comprehensive income (Note 22) ................        58          151
  Retained earnings ...............................................     2,988        2,098
                                                                      ---------------------
                                                                        7,488        6,598
                                                                      ---------------------
Total liabilities and shareholders' equity ........................   $21,223      $17,314
                                                                      =====================

On behalf of the Board:

David G.A. McLean                                              Paul M. Tellier
Director                                                       Director


See accompanying notes to consolidated financial statements.


48   Canadian National Railway Company                               U.S. GAAP

Consolidated Statement of Changes in Shareholders' Equity

                                                                 Issued and              Accumulated
                                                                outstanding                    other                     Total
                                                                     common   Common   comprehensive   Retained   shareholders'
In millions                                                          shares   shares   income (loss)   earnings          equity
---------------------------------------------------------------------------------------------------------------------------

Balances December 31, 1998 .....................................      191.8   $4,141           $   6    $  898           $5,045
Net income .....................................................          -        -               -       751              751
Shares issued (Note 11) ........................................        9.2      404               -         -              404
Stock options exercised and employee share plans (Note 11, 12) .        1.4       52               -         -               52
Other comprehensive loss (Note 22) .............................          -        -             (12)        -              (12)
Dividends ($0.60 per share) ....................................          -        -               -      (118)            (118)
                                                                      -----   -------------------------------------------------
Balances December 31, 1999 .....................................      202.4    4,597              (6)    1,531            6,122
Net income .....................................................          -        -               -       937              937
Stock options exercised and employee share plans (Note 11, 12) .        1.2       47               -         -               47
Share repurchase program (Note 11) .............................      (13.0)    (295)              -      (234)            (529)
Other comprehensive income (Note 22) ...........................          -        -             157         -              157
Dividends ($0.70 per share) ....................................          -        -               -      (136)            (136)
                                                                      -----   -------------------------------------------------
Balances December 31, 2000 .....................................      190.6    4,349             151     2,098            6,598
Net income .....................................................          -        -               -     1,040            1,040
Stock options exercised (Note 11, 12) ..........................        2.1       93               -         -               93
Other comprehensive loss (Note 22) .............................          -        -             (93)        -              (93)
Dividends ($0.78 per share) ....................................          -        -               -      (150)            (150)
                                                                      -----   -------------------------------------------------
Balances December 31, 2001 .....................................      192.7   $4,442            $ 58     $2,988          $7,488
                                                                      =====   =================================================


See accompanying notes to consolidated financial statements.


U.S. GAAP                               Canadian National Railway Company   49

Consolidated Statement of Cash Flows

In millions                                         Year ended December 31,       2001         2000        1999
------------------------------------------------------------------------------------------------------------------
Operating activities
  Net income .................................................................  $1,040        $ 937       $ 751
  Non-cash items in income:
    Depreciation and amortization (Note 18) ..................................     538          533         496
    Deferred income taxes (Note 17) ..........................................     295          312         417
    Gain on sale of investments (Note 16) ....................................    (101)         (84)          -
    Write-down of investment (Note 6, 16) ....................................      99            -           -
    Special charge (Note 14) .................................................      98            -           -
    Other ....................................................................       -            -          (7)
  Changes in:
    Accounts receivable (Note 4) .............................................     199           80        (157)
    Material and supplies ....................................................      11            6          38
    Accounts payable and accrued charges (Note 8) ............................    (216)          32          63
    Other net current assets and liabilities .................................     (27)         (36)        (27)
  Payments for workforce reductions (Note 9) .................................    (169)        (189)       (219)
  Other ......................................................................    (146)         (85)        (77)
                                                                                -------------------------------
Cash provided from operating activities ......................................   1,621        1,506       1,278

Investing activities
  Net additions to properties (Note 18) ......................................  (1,058)      (1,036)       (989)
  Proceeds from disposal of properties .......................................      51           65          89
  Acquisition of Wisconsin Central Transportation
    Corporation (Note 3) .....................................................  (1,278)           -           -
  Other ......................................................................     112          (10)          2
                                                                                -------------------------------
Cash used by investing activities ............................................  (2,173)        (981)       (898)
Dividends paid ...............................................................    (150)        (136)       (118)

Financing activities
  Issuance of long-term debt .................................................   4,015          860         456
  Issuance of convertible preferred securities (Note 11) .....................       -            -         339
  Reduction of long-term debt ................................................  (3,336)      (1,038)     (1,508)
  Issuance of common shares (Note 11) ........................................      61           28         440
  Repurchase of common shares (Note 11) ......................................       -         (529)          -
                                                                                -------------------------------
Cash provided from (used by) financing activities ............................     740         (679)       (273)
                                                                                -------------------------------
Net increase (decrease) in cash and cash equivalents .........................      38         (290)        (11)
Cash and cash equivalents, beginning of year .................................      15          305         316
                                                                                -------------------------------
Cash and cash equivalents, end of year .......................................  $   53        $  15      $  305
                                                                                ===============================


See accompanying notes to consolidated financial statements.


50   Canadian National Railway Company                               U.S. GAAP

Notes to Consolidated Financial Statements


Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/st. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN's revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1  Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to litigation, environmental liabilities, casualty claims, depreciation lives, income tax liabilities, pensions and post-retirement obligations, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Wisconsin Central Transportation Corporation (WC) for which the Company acquired control and consolidated effective October 9, 2001. The Company's investments in which it has significant influence are accounted for using the equity method of accounting.

B. Revenues

Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

C. Foreign exchange

All of the Company's United States (U.S.) operations are classified as self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has equity investments in international affiliates (United Kingdom, New Zealand and Australia) with their respective local currencies as their functional currencies. Accordingly, the U.S. operations' assets and liabilities and the Company's foreign equity investments are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (Note 22).

    The Company has designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Unrealized foreign exchange gains and losses, from the date of designation, on the translation of the U.S. dollar denominated debt are also included in Other comprehensive income.

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of the provision for doubtful accounts. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

The inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. All costs of labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company's definition of "unit of property." Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.


U.S. GAAP                               Canadian National Railway Company   51

Notes to Consolidated Financial Statements

    The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. Losses resulting from significant line sales or abandonments are recognized upon the announcement of the disposition. Gains are recognized when they are realized. The Company reviews the carrying amounts of properties whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows or estimated net realizable value. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

H. Depreciation

The cost of properties, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset Class                                Annual Rate
------------------------------------------------------
Track and roadway ................................  2%
Rolling stock ....................................  3%
Buildings and other ..............................  4%
------------------------------------------------------

    The Company follows the group method of depreciation and as such conducts comprehensive depreciation studies generally every three years to assess the reasonableness of the lives of properties based upon current information, including actual results of prior years. Such a study was conducted in 2001 for the Company's Canadian properties. The study revealed that estimated depreciable lives for certain asset types had increased, and therefore, those asset lives have been extended prospectively. The current year adjustment resulted in a reduction to depreciation and amortization expense of $44 million.

I. Pensions

Pension costs are determined using actuarial methods. Pension expense is charged to operations and includes:

(i) the cost of pension benefits provided in exchange for employees' services rendered during the year,

(ii) the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,

(iii) the amortization of past service costs and amendments over the expected average remaining service life of the employee group covered by the plans, and

(iv) the interest cost of pension obligations, the return on pension fund assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or market-related value of plan assets over the expected average remaining service life of the employee group covered by the plans.

    The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

J. Post-retirement benefits other than pensions

The Company accrues the cost of post-retirement benefits other than pensions. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits, supplemental pension allowances and free rail travel benefits.

    The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service life of the employee group covered by the plans.

K. Derivative financial instruments

The Company may use derivative financial instruments from time to time, in the management of its fuel, interest rate and foreign currency exposures.
All derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or Other comprehensive income depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

L. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

M. Income taxes

The Company follows the asset and liability method for accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.


52   Canadian National Railway Company                               U.S. GAAP

Notes to Consolidated Financial Statements


N. Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No.142, "Goodwill and Other Intangible Assets." Effective for the Company's fiscal year beginning January 1, 2002, the statement changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, this statement requires acquired intangible assets to be separately recognized if the benefit of the intangible assets are obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged. The Company does not expect SFAS No. 142 to have a material impact on its financial statements.

    In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. This statement is effective for the Company's fiscal year beginning January 1, 2003. The Company does not expect SFAS No. 143 to have a material impact on its financial statements.

    In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides accounting guidance for long-lived assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale. This statement is effective for the Company's fiscal year beginning January 1, 2002. The Company does not expect SFAS No. 144 to have an initial material impact on its financial statements upon adoption.

2 Accounting changes

The Company has made certain changes in accounting policies to conform to new accounting standards and to conform its policies to those generally accepted in the railroad industry.

2001

On January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities."These statements require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in fair value of derivatives are recorded each period in current earnings or Other comprehensive income, depending on whether or not a derivative is designated as part of a hedge transaction and, if so, the type of hedge transaction. The initial adoption of these statements on January 1, 2001 resulted in the recognition of an unrealized loss of $17 million ($11 million after tax) in Other comprehensive income. Of that amount, $8 million ($5 million after tax) was recognized in earnings during 2001. The adoption of these statements did not have a material impact on net income for 2001 since prior to its adoption, the Company had already deferred and amortized gains and losses in the results of operations over the life of the hedged asset or liability or over the term of the derivative financial instrument. Income and expense related to the hedged derivative financial instruments were recorded in the same category as that generated by the underlying asset or liability.

1999

The Company changed its capitalization policies for certain expenditures relating to improvements of bridges and other structures and freight cars. The new policies involve capitalizing all major expenditures for work that extends the useful life and/or improves the functionality of the respective assets.

    In addition, the Company changed its method of accounting for employee injury costs to reflect all elements of such costs (including compensation, health care and administration costs) based on actuarially developed estimates of the ultimate cost associated with employee injuries.

    The cumulative effect of the capitalization policy changes at January 1, 1999 was a credit of $62 million (net of applicable income taxes), while the cumulative effect of the change in method of accounting for employee injury costs was a charge of $57 million (net of applicable income taxes). The impact of the accounting policy changes was to increase net income for the year ended December 31, 1999 by $12 million.

3 Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and WC entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for an acquisition cost of $1,297 million (U.S.$831 million).The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7, 2001, the U.S. Surface Transportation Board (STB) rendered a decision, unanimously approving the Company's acquisition of WC. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

    The Company accounted for the Merger using the purchase method of accounting as required by the FASB's SFAS No. 141 "Business Combinations. "As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The following table outlines the estimated


U.S. GAAP                               Canadian National Railway Company   53

Notes to Consolidated Financial Statements fair values of WC's assets and liabilities acquired at acquisition. The impact of the results of the final valuation of WC's assets and liabilities and changes in accounting practices are not expected to have a material impact on the results of operations.

In millions                                     October 9, 2001
---------------------------------------------------------------
Current assets ........................................    $175
Properties ...........................................    2,435
Other assets and deferred charges ....................      433
                                                         ------
  Total assets acquired ..............................    3,043
                                                         ------
Current liabilities ..................................      353
Deferred income taxes ................................      743
Other liabilities and deferred credits ...............      178
Long-term debt .......................................      472
                                                         ------
  Total liabilities assumed ..........................    1,746
                                                         ------
Net assets acquired ..................................   $1,297
                                                         ======

    The Consolidated Statement of Income for the year ended December 31, 2001 included $129 million of revenues, $43 million of operating income and $11 million of other income from WC. The acquisition of WC contributed $17 million ($0.09 per basic share or $0.08 per diluted share) to the Company's net income.

    If the Company had acquired WC on January 1, 2000, based on the historical amounts reported by WC, net of the amortization of the difference between the Company's cost to acquire WC and the net assets of WC (based on preliminary estimates of the fair values of WC's properties and equipment, and estimates of their remaining useful lives, as well as estimates of the fair values of other WC assets and liabilities), revenues, net income, basic and diluted earnings per share would have been $6,090 million, $1,090 million, $5.67 per basic share and $5.48 per diluted share, respectively for the year ended December 31, 2001 and $5,961 million, $971 million, $4.98 per basic share and $4.84 per diluted share, respectively for 2000. The pro forma figures do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

4 Accounts receivable

In millions                          December 31, 2001    2000
--------------------------------------------------------------
Freight
  Trade ........................................  $309    $470
  Accrued ......................................   119      81
Non-freight ....................................   298     238
                                                  ------------
                                                   726     789
Provision for doubtful accounts ................   (81)    (63)
                                                  ------------
                                                  $645    $726
                                                  ============

    The Company has a five-year revolving agreement, expiring in 2003, to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time. At December 31, 2001, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$179 million) had been sold on a limited recourse basis compared to $147 million and U.S.$40 million (Cdn$61 million) at December 31, 2000. The Company has retained the responsibility for servicing, administering and collecting freight trade receivables sold. Other income included $10 million in each of 2001 and 2000 for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

    No servicing asset or liability has been recorded because the costs of servicing are compensated by the benefits of the agreement.

5 Properties

In millions                                                    December 31, 2001                        December 31, 2000
-------------------------------------------------------------------------------------------------------------------------------
                                                                 Accumulated                              Accumulated
                                                       Cost     depreciation         Net       Cost      depreciation       Net
-------------------------------------------------------------------------------------------------------------------------------
Track, roadway and land ..........................  $21,582           $6,230     $15,352    $18,217            $5,963   $12,254
Rolling stock ....................................    3,913            1,456       2,457      3,599             1,323     2,276
Buildings and other ..............................    2,656            1,320       1,336      2,309             1,201     1,108
                                                    ---------------------------------------------------------------------------
                                                    $28,151           $9,006     $19,145    $24,125            $8,487   $15,638
                                                    ===========================================================================
Capital leases included in properties ............  $ 1,249           $  209     $ 1,040    $ 1,155            $  162   $   993
                                                    ===========================================================================


54   Canadian National Railway Company                               U.S. GAAP

Notes to Consolidated Financial Statements


6 Other assets and deferred charges

In millions                          December 31, 2001    2000
--------------------------------------------------------------
Investments (A) ................................  $496    $269
Prepaid benefit cost (Note 13) .................   251     166
Deferred receivables ...........................   108      73
Unamortized debt issue costs ...................    54      49
Other ..........................................     5      11
                                                  ------------
                                                  $914    $568
                                                  ============
A. Investments

Investment in English Welsh and Scottish Railway (EWS)

Through its acquisition of WC, the Company acquired 40.9% of EWS, a company which provides most of the rail freight services in Great Britain, operates freight trains through the English Channel tunnel and carries mail for the Royal Mail. The Company accounts for its investment in EWS using the equity method of accounting. The fair value of the investment in EWS was preliminarily determined based on a multiple of EWS earnings. At December 31, 2001, based upon this preliminary valuation, the carrying value of the investment was in excess of the Company's share of EWS' net assets.

Investment in Tranz Rail Holdings Limited (Tranz Rail) and Australian Transport Network Limited (ATN)

Through its acquisition of WC, the Company acquired 23.7% of Tranz Rail, a publicly traded company which operates a 2,400-route mile freight and passenger rail business in New Zealand and 33% of ATN, a company which provides substantially all commercial rail freight service in Tasmania operating a 555-route mile rail system. Tranz Rail owns another 27% of ATN. The Company accounts for both investments as "available for sale" in accordance with the FASB's Emerging Issues Task Force (EITF) 87-11, "Allocation of Purchase Price to Assets to be Sold" because its intent is to sell the investments within one year. As a result, the income or loss from the investments and any interest expense on debt incurred during the holding period to finance the purchase are allocated to the purchase price of the investments. At the time of sale, any difference between the carrying amount of the investments and the proceeds from the sale will result in a reallocation of the purchase price of WC. The fair value of the investment in Tranz Rail was preliminarily determined based on its market capitalization and that of ATN, based on a multiple of ATN earnings. The Company's equity in net income and interest expense related to Tranz Rail and ATN for the period between October 9 and December 31, 2001, allocated to the purchase price of the investments was not significant.

Investment in 360networks Inc.

In June 2001, the Company recorded a charge of $99 million, $71 million after tax, to write down 100% of its net investment in 360networks Inc. Subsequently, the Company sold all of the shares of its investee. In 2000, the Company had recorded a gain of $84 million, $58 million after tax, related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc. Prior to the write-down, the Company accounted for its investment in 360net-works Inc. in accordance with the FASB's SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."The shares held were classified as "available-for-sale securities" whereby the investment was carried at market value on the balance sheet ($216 million at December 31, 2000) and the change in the value of the investment was recorded in Other comprehensive income as an unrealized holding gain. As a result of the write-down, the Company eliminated all marked-to-market adjustments related to its investment in 360networks Inc., previously recorded in Other comprehensive income.

7 Credit facilities

The Company has U.S.$1,000 million five-year revolving credit facilities which expire in March 2003. The credit facilities provide for interest on borrowings at various interest rates including the Canadian prime rate, bankers' acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate plus applicable margins. The credit facility agreements contain customary financial covenants, based on U.S. GAAP, including i) limitations on debt as a percentage of total capitalization, ii) maintenance of tangible net worth above predefined levels, and iii) maintenance of the fixed charge coverage ratio above predefined levels. The Company was in compliance with all of these financial covenants throughout the year. The Company's commercial paper program is backed by a portion of its revolving credit facility. As at December 31, 2001,the Company had outstanding commercial paper of U.S.$213 million (Cdn$339 million) ($77 million as at December 31, 2000) and borrowings of U.S.$172 million (Cdn$273 million) under its revolving credit facilities. During 2000, the Company did not draw on the credit facilities. Interest rates on the borrowings under the revolving credit facilities at December 31, 2001 range from 2.15% to 2.73%.


U.S. GAAP                               Canadian National Railway Company   55

Notes to Consolidated Financial Statements


8 Accounts payable and accrued charges

In millions                              December 31,   2001     2000
---------------------------------------------------------------------
Trade payables .....................................  $  385   $  403
Payroll-related accruals ...........................     218      194
Current portion of workforce reduction
  provisions .......................................     151      137
Accrued interest on long-term debt .................     141      126
Income and other taxes .............................     236      244
Accrued charges ....................................     131      187
Accrued operating leases ...........................      19       31
Other ..............................................      93       67
                                                      ---------------
                                                      $1,374   $1,389
                                                      ===============

9 Other liabilities and deferred credits

In millions                              December 31,   2001     2000
---------------------------------------------------------------------
Personal injury and other claims ...................  $  379   $  373
Workforce reduction provisions,
  net of current portion (A) .......................     340      376
Accrual for post-retirement benefits
  other than pensions (B) ..........................     258      231
Environmental reserve, net of current
  portion ..........................................      73       64
Deferred credits and other .........................     295      161
                                                      ---------------
                                                      $1,345   $1,205
                                                      ===============

A. Workforce reduction provisions

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of severance payments, the majority of which will be disbursed within the next five years. Other elements of the provisions mainly include early retirement incentives and bridging to early retirement. Payments for severance and other elements of the provisions have reduced the provisions by $169 million for the year ended December 31, 2001 ($189 million for the year ended December 31, 2000). The aggregate provisions amount to $491 million at December 31, 2001.

B. Post-retirement benefits other than pensions

(i) Change in benefit obligation

In millions                        Year ended December 31, 2001     2000
------------------------------------------------------------------------
Benefit obligation at beginning of year ................   $242    $230
Amendments .............................................     25
Actuarial loss .........................................     20       3
Interest cost ..........................................     19      15
Service cost ...........................................     11       8
Foreign currency changes ...............................      6       3
Transfer from other plans ..............................      5       -
Benefits paid ..........................................    (19)     (17)
                                                           -------------
Benefit obligation at end of year ......................   $309     $242
                                                           =============

(ii) Funded status

In millions                        Year ended December 31, 2001     2000
------------------------------------------------------------------------
Unfunded benefit obligation at end of year .............   $309    $242
Unrecognized net actuarial loss ........................    (26)     (8)
Unrecognized prior service cost ........................    (25)     (3)
                                                          -------------
Accrued benefit cost for post-retirement
  benefits other than pensions .........................   $258    $231
                                                          =============

(iii) Components of net periodic benefit cost

In millions                 Year ended December 31, 2001   2000   1999
----------------------------------------------------------------------
Interest cost ....................................  $19    $15    $15
Service cost .....................................   11      8      8
Amortization of prior service cost ...............    3      1      1
Recognized net actuarial loss ....................    2      1      2
                                                    -----------------
Net periodic benefit cost ........................  $35    $25    $26
                                                    =================

(iv) Weighted-average assumptions

                                     December 31, 2001   2000   1999
--------------------------------------------------------------------
Discount rate .................................. 6.97%  6.95%  7.39%
Rate of compensation increase .................. 4.00%  4.25%  4.25%
--------------------------------------------------------------------

     For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 8% for 2002 and 6% for 2001. It is assumed the rate will decrease gradually to an ultimate rate of 6% for 2004 and remain at that level thereafter.

     A one-percentage-point change in the health care trend rate would not cause a material change in the Company's net periodic benefit cost nor the post-retirement benefit obligation.


56   Canadian National Railway Company                               U.S. GAAP

Notes to Consolidated Financial Statements


10  Long-term debt

                                                                                      Currency
                                                                                      in which            December 31,
In millions                                                             Maturity       payable         2001         2000
------------------------------------------------------------------------------------------------------------------------
Bonds, debentures and notes: (A)
Canadian National series:
  8-7/8%        15-year notes ..................................    May 21, 2001          Cdn$        $   -       $  150
  6-5/8%        10-year notes ..................................    May 15, 2003         U.S.$          239          225
  7%            10-year notes ..................................   Mar. 15, 2004         U.S.$          422          398
  6.45%         Puttable Reset Securities (PURS) (B) ...........   July 15, 2006         U.S.$          398          375
  6-3/8%        10-year notes (C) ..............................   Oct. 15, 2011         U.S.$          636            -
  6.80%         20-year notes (C) ..............................   July 15, 2018         U.S.$          318          300
  7-5/8%        30-year debentures .............................    May 15, 2023         U.S.$          239          225
  6.90%         30-year notes (C) ..............................   July 15, 2028         U.S.$          755          712
  7-3/8%        30-year debentures (C) .........................   Oct. 15, 2031         U.S.$          318            -
Illinois Central series:
  7.12%         5-year notes ...................................    Aug. 2, 2001         U.S.$            -           75
  6.72%         5-year notes ...................................   Aug. 14, 2001         U.S.$            -           75
  6-3/4%        10-year notes ..................................    May 15, 2003         U.S.$          159          150
  7-3/4%        10-year notes ..................................     May 1, 2005         U.S.$          159          150
  6.98%         12-year notes ..................................   July 12, 2007         U.S.$           80           75
  6.63%         10-year notes ..................................    June 9, 2008         U.S.$           32           30
  5%            99-year income debentures ......................    Dec. 1, 2056         U.S.$           12           12
  7.7%          100-year debentures ............................   Sep. 15, 2096         U.S.$          199          187
Wisconsin Central series:
  6-5/8%        10-year notes ..................................  April 15, 2008         U.S.$          239            -
                                                                  ------------------------------------------------------
Total bonds, debentures and notes ..............................                                      4,205        3,139

Other:
  Revolving credit facilities (Note 7) .........................                         U.S.$          273            -
  Commercial paper (D) (Note 7) ................................                       Various          339           77
  Capital lease obligations, amounts owing under equipment
   agreements and other (E) ....................................                       Various        1,125        1,117
                                                                  ------------------------------------------------------
Total other ....................................................                                      1,737        1,194
                                                                  ------------------------------------------------------
Subtotal .......................................................                                      5,942        4,333

Less:
  Current portion of long-term debt ............................                                        163          434
  Net unamortized discount .....................................                                         15           13
                                                                  ------------------------------------------------------
                                                                                                        178          447
                                                                  ------------------------------------------------------
                                                                                                     $5,764       $3,886
                                                                  ======================================================

A. The Company's bonds, debentures and notes are unsecured.

B. The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July 15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15, 2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

C. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

D. The Company has a commercial paper program which is backed by a portion of its revolving credit facility, that enables it to issue commercial paper up to a maximum aggregate principal amount of $600 million or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company's intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility. Interest rates on commercial paper at December 31, 2001 range from approximately 1.93% to 2.6%.


U.S. GAAP                               Canadian National Railway Company   57

Notes to Consolidated Financial Statements

E. Interest rates for the capital leases range from approximately 3.14% to 14.6% with maturity dates in the years 2002 through 2025. The imputed interest on these leases amounted to $545 million as at December 31, 2001, and $559 million as at December 31, 2000.

    The equipment agreements are payable by monthly or semi-annual installments over various periods to 2007 at interest rates ranging from 6% to 9.7%.The principal amounts are payable as follows: $17 million and U.S.$1 million (Cdn$2 million) as at December 31, 2001, and $26 million and U.S.$1 million (Cdn$2 million) as at December 31, 2000. The capital leases, equipment agreements, and other obligations are secured by properties with a net carrying amount of $1,108 million as at December 31, 2001 and $1,068 million as at December 31, 2000.

    During 2001, the Company recorded $91 million in assets it acquired through the exercise of purchase options on existing leases and leases for new equipment ($149 million in 2000).An equivalent amount was recorded in debt.

F. Long-term debt maturities for the following fiscal years, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2001 but excluding repayments of commercial paper and revolving credit facilities of $339 million and $273 million, respectively, are as follows:

Year                        In millions     Amount
--------------------------------------------------
2002 ...................................   $  163
2003 ...................................      543
2004 ...................................      547
2005 ...................................      229
2006 ...................................      432
2007 and thereafter ....................    3,401
--------------------------------------------------

G. The aggregate amount of debt payable in U.S. currency as at December 31, 2001 is U.S.$3,334 million (Cdn$5,302 million) and U.S.$2,290 million (Cdn$3,434 million) as at December 31, 2000.

11 Capital stock and convertible preferred securities

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

o    Unlimited number of Common Shares, without par value

o Unlimited number of Class A Preferred Shares, without par value issuable in series

o Unlimited number of Class B Preferred Shares, without par value issuable in series

B. Issued and outstanding common shares

During 2001, the Company issued 2.1 million shares (1.2 million shares in 2000 and 1.4 million shares in 1999) related to stock options exercised. The total number of common shares issued and outstanding was 192.7 million as at December 31, 2001.

    In 1999, the Company issued 9.2 million common shares as a result of a public offering.

C. Convertible preferred securities

In 1999, the Company issued 4.6 million convertible preferred securities at U.S.$50 per security. These securities bear interest, payable quarterly in U.S.dollars, at a rate of 5.25% per year, and are due on June 30, 2029. These securities are subordinated securities convertible into common shares of CN at the option of the holder at an original conversion price of U.S.$38.48 per common share, representing an original conversion rate of 1.2995 common shares for each convertible preferred security. On or after July 1, 2002, at the option of CN but subject to certain conditions, the holders' rights to convert these securities may be extinguished if the current market price exceeds 120% of the conversion price for a certain period. If these conditions are met, CN may terminate the conversion rights by giving holders at least 30 days' prior written notice to convert their convertible preferred securities into common shares. If, at closing of the conversion termination date the current market price exceeds the conversion price, all holders shall be deemed to have converted, except to the extent the Trustee has been otherwise instructed by any holder.

D. Stock split

On July 20, 1999, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN common stock payable for each share outstanding or held in treasury on September 27, 1999 to shareholders of record on September 23, 1999. All equity based benefit plans reflect the issuance of additional shares or options due to the declaration of the stock split. All shares and per share data reflect the effect of the stock split.

E. Share repurchase programs

On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At December 31, 2001, the Company had not repurchased any common shares under the share repurchase program.

    In 2000, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 13 million common shares of the Company's common stock pursuant to a normal course issuer bid, at prevailing market prices. During 2000, $529 million was used to repurchase 13 million common shares at an average price of $40.70 per share.


58   Canadian National Railway Company                               U.S. GAAP

Notes to Consolidated Financial Statements


12 Stock plans

A. Employee share plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 6% of their gross salaries to purchase shares of the Company's common stock on the open market and to have the Company invest, on the employee's behalf, a further 35% of the amount invested by the employee. Participation at December 31, 2001 was 9,432 employees (7,916 at December 31, 2000). The total number of ESIP shares purchased on behalf of employees, including the Company's contributions, was 516,726 in 2001 and 637,531 in 2000, resulting in a pre-tax charge to income of $8 million, $6 million and $5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

B. Mid-term incentive share unit plan

The Company has a share unit plan, which was approved by the Board of Directors in 2001, for designated senior management employees entitling them to receive payout on June 30, 2004 of a combination of common stock of the Company, as to fifty percent, and cash value, as to the remaining fifty percent.

    The share units vest conditionally upon the attainment of targets relating to the Company's share price during the six-month period ending June 30, 2004. Due to the nature of the vesting conditions, no compensation expense was recognized for 2001. The total number of share units outstanding at December 31, 2001 was 421,500. At December 31, 2001, an additional 43,500 share units remained authorized for future issuances under this plan.

C. Stock options

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not to exceed 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2001, an additional 5.5 million common shares remained authorized for future issuances under these plans.

    Options issued by the Company include conventional options, which vest over a period of time, and performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlev-ered return on investment. The total conventional and performance options outstanding at December 31, 2001 were 7.5 million and 2.4 million, respectively.

    Changes in the Company's stock options are as follows:

                                                 Number     Weighted-average
                                             of options       exercise price
----------------------------------------------------------------------------
                                            In millions
----------------------------------------------------------------------------
Outstanding at December 31, 1998 (1) .............  7.1               $29.11
Granted ..........................................  3.0               $45.46
Canceled ......................................... (0.4)              $34.51
Exercised ........................................ (1.4)              $25.43
                                                  -----
Outstanding at December 31, 1999 (1) .............  8.3               $34.88
Granted ..........................................  2.2               $35.33
Canceled ......................................... (0.4)              $36.23
Exercised ........................................ (1.2)              $22.19
                                                  -----
Outstanding at December 31, 2000 (1) .............  8.9               $34.95
Conversion of WC options .........................  1.0               $58.63
Granted ..........................................  2.4               $50.65
Canceled ......................................... (0.3)              $46.01
Exercised ........................................ (2.1)              $30.43
                                                  -----
Outstanding at December 31, 2001 (1) (2) .........  9.9               $43.62
                                                  =====

(1) Includes IC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2) Includes WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

     Stock options outstanding and exercisable as at December 31, 2001 were as follows:

                                               Options outstanding                            Options exercisable
--------------------------------------------------------------------------------------------------------------------
                                                            Weighted-      Weighted-                       Weighted-
                                                              average        average                         average
                                                 Number      years to       exercise           Number       exercise
Range of exercise prices                     of options    expiration          price       of options          price
------------------------------------------------------------------------------------      --------------------------
                                            In millions                                   In millions
------------------------------------------------------------------------------------      --------------------------
$13.50-$23.72 ...................................   0.3             3        $17.90               0.3         $17.90
$25.40-$35.01 ...................................   2.5             7        $33.37               1.1         $31.14
$35.70-$49.45 ...................................   4.1             6        $44.38               2.7         $44.47
$50.02-$69.77 ...................................   2.8             9        $51.66               0.3         $55.61
$70.65 and above ................................   0.2             6        $94.47               0.1         $94.47
                                                  -----                                         -----
Balance at December 31, 2001 (1) ................   9.9             7        $43.62               4.5         $41.86
                                                  =====                                         =====

(1) Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.


U.S. GAAP                               Canadian National Railway Company   59

Notes to Consolidated Financial Statements

D. Stock-based compensation expense

Compensation expense for certain performance-based stock-option awards under these plans is determined by the options' intrinsic value in accordance with Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation expense recognized for stock-based awards was $19 million, $3 million and $7 million in 2001, 2000 and 1999, respectively. Had compensation expense been determined based upon fair values at the date of grant for awards under all plans, consistent with the methods of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income and earnings per share would have been as follows:

                Year ended December 31, 2001      2000      1999
----------------------------------------------------------------
Net income (in millions) ...........  $1,031     $ 917     $ 740
Basic earnings per share ...........  $ 5.37     $4.70     $3.75
Diluted earnings per share .........  $ 5.19     $4.58     $3.68
----------------------------------------------------------------

    These pro forma amounts include compensation cost as calculated using the Black-Scholes option-pricing model with the following assumptions:

                Year ended December 31, 2001      2000      1999
----------------------------------------------------------------
Expected option life (YEARS) .......     7.0       7.0       7.0
Risk-free interest rate ............    5.36%     5.38%     6.64%
Expected stock price volatility ....      30%       30%       30%
Average dividend per share .........    $0.78    $0.70     $0.60
----------------------------------------------------------------

                  Year ended December 31, 2001    2000      1999
----------------------------------------------------------------
Weighted average fair value of options  $13.79  $12.54    $18.93
----------------------------------------------------------------

13  Pensions

The Company has retirement benefit plans under which substantially all employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The tables that follow pertain to all such plans. However, the following descriptions relate solely to the Company's main pension plan, the CN Pension Plan (the Pension
Plan).The Company's other pension plans are not significant.

Description of plan

The Pension Plan is a contributory defined benefit pension plan that covers substantially all CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust
Funds). As Trustee, the trust company performs certain duties which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Pension Plan and the related legislation.

Funding policy

Employee contributions to the Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans.

Description of fund assets

The assets of the Pension Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets.

(a) Change in benefit obligation

In millions                        Year ended December 31, 2001      2000
-------------------------------------------------------------------------
Benefit obligation at beginning of year ..............  $10,855   $ 9,935
Interest cost ........................................      701       690
Actuarial loss .......................................       94       730
Service cost .........................................       92        70
Plan participants' contributions .....................       73        74
Foreign currency changes .............................        6         3
Benefit payments and transfers .......................     (665)     (647)
                                                        -----------------
Benefit obligation at end of year ....................  $11,156   $10,855
                                                        =================

(b) Change in plan assets

In millions                        Year ended December 31, 2001      2000
-------------------------------------------------------------------------
Fair value of plan assets at beginning of year .......  $12,455   $11,768
Employer contributions ...............................       69        59
Plan participants' contributions .....................       73        74
Foreign currency changes .............................        6         3
Actual return on plan assets .........................     (175)    1,198
Benefit payments and transfers .......................     (665)     (647)
                                                         ----------------
Fair value of plan assets at end of year .............   $11,763  $12,455
                                                         ================


60   Canadian National Railway Company                               U.S. GAAP

Notes to Consolidated Financial Statements


(c) Funded status

In millions                                   December 31, 2001      2000
-------------------------------------------------------------------------
Excess of fair value of plan assets over
  benefit obligation at end of year (1) ...............   $ 607   $ 1,600
Unrecognized net actuarial gain (1) ...................    (537)   (1,652)
Unrecognized net transition obligation ................      39        59
Unrecognized prior service cost .......................     133       153
                                                         ----------------
Net amount recognized .................................   $ 242   $   160
                                                         ================

(1) Subject to future reduction for gain sharing under the terms of the plan.


(d) Amount recognized in the Consolidated Balance Sheet

In millions                                   December 31, 2001      2000
-------------------------------------------------------------------------
Prepaid benefit cost (Note 6) .........................   $ 251   $   166
Accrued benefit cost ..................................      (9)       (6)
Additional minimum liability ..........................     (18)        -
Intangible asset ......................................       1         -
Accumulated other comprehensive income (Note 22) ......      17         -
                                                         ----------------
Net amount recognized .................................   $ 242   $   160
                                                         ================

(e) Components of net periodic benefit cost

In millions               Year ended December 31, 2001     2000      1999
-------------------------------------------------------------------------
Interest cost .................................  $ 701     $690      $632
Service cost ..................................     92       70        95
Amortization of net transition obligation .....     20       19        19
Amortization of prior service cost ............     20       19        20
Expected return on plan assets ................   (846)    (792)     (732)
Recognized net actuarial loss .................      -        -        23
                                                 ------------------------
Net periodic benefit cost (income) ............  $ (13)    $  6      $ 57
                                                 ========================

(f) Weighted-average assumptions

                                     December 31, 2001     2000      1999
-------------------------------------------------------------------------
Discount rate .................................  6.50%    6.50%     7.00%
Rate of compensation increase .................  4.00%    4.25%     4.25%
Expected return on plan assets for
  year ending December 31 .....................  9.00%    9.00%     9.00%
-------------------------------------------------------------------------

    As at December 31, 2001, one of the Company's pension plans had an accumulated benefit obligation ($106 million) in excess of the fair value of the plan assets ($79 million) which gives rise to an additional minimum pension liability. The projected benefit obligation was $110 mil lion at December 31, 2001.

14  Special charge

The Company recorded a charge of $98 million, $62 million after tax, in the second quarter of 2001 for the reduction of 690 positions (388 occurred in 2001 with the remainder planned to be completed by the end of 2002). The charge included severance and other payments to be made to affected employees.

15  Interest expense

In millions                Year ended December 31, 2001    2000      1999
-------------------------------------------------------------------------
Interest on long-term debt .....................   $329    $322      $319
Interest income ................................     (2)    (11)       (5)
                                                   ----------------------
                                                   $327    $311      $314
                                                   ======================
Cash interest payments .........................   $322    $315      $311
                                                   ======================

16  Other income

In millions                Year ended December 31, 2001    2000      1999
-------------------------------------------------------------------------
Gain on sale of interest in Detroit River
  Tunnel Company (A) ...........................   $101    $  -      $  -
Gain on disposal of properties .................     53      57        56
Investment income ..............................     30      10        21
Foreign exchange gain ..........................      7      10         4
Gain on exchange of investment (Note 6) ........      -      84         -
Net real estate costs ..........................    (20)    (22)      (25)
Write-down of investment
  in 360networks Inc. (Note 6) .................    (99)      -         -
Other ..........................................     (7)     (3)       (1)
                                                   ----------------------
                                                   $ 65    $136      $ 55
                                                   ======================

A. In March 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) for proceeds of $112 million and recorded a gain of $101 million, $73 million after tax. The DRT is a 1.6 mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

17 Income taxes

The Company's income tax expense from income before cumulative effect of changes in accounting policy is as follows:

In millions                Year ended December 31, 2001    2000      1999
-------------------------------------------------------------------------
Federal tax rate ................................  28.1%   29.1%    29.1%
Income tax expense from income before income
  taxes and the cumulative effect of changes
  in accounting policy based on the Federal
  tax rate ......................................  $(399)  $(429)    $(352)

Income tax (expense) recovery resulting from:
  Provincial and other taxes ....................   (178)   (180)     (196)
  Deferred income tax adjustment
    due to rate reductions ......................    122       -         -
  U.S. tax rate differential ....................      3       9        38
  Gain on disposals and dividends ...............     18      18         8
  Other .........................................     54      46        40
                                                   -----------------------
Income tax expense ..............................  $(380)  $(536)    $(462)
                                                   =======================
Income tax expense is represented by:
  Current .......................................  $ (85)  $(224)    $ (45)
  Deferred ......................................   (295)   (312)     (417)
                                                   -----------------------
                                                   $(380)  $(536)    $(462)
                                                   =======================
Cash payments for income taxes ..................  $  63   $ 101     $  45
                                                   =======================


U.S. GAAP                               Canadian National Railway Company   61

Notes to Consolidated Financial Statements

     Significant components of deferred income tax assets and liabilities are as follows:

In millions                                  December 31, 2001       2000
-------------------------------------------------------------------------
Deferred income tax assets
Workforce reduction provisions ..................       $  178     $  202
Accruals and other reserves .....................          182        198
Post-retirement benefits ........................           85         91
Losses and tax credit carryforwards .............           53         26
                                                   ----------------------
                                                           498        517
                                                   ----------------------
Deferred income tax liabilities
Properties ......................................        4,936      3,778
                                                   ----------------------
Total net deferred income tax liability .........        4,438      3,261
Net current deferred income tax asset ...........          153        114
                                                   ----------------------
Net long-term deferred income tax liability .....       $4,591     $3,375
                                                   ======================

     In 2001, the Company recognized investment tax credits of $35 million not previously recognized, which reduced the cost of properties. The Company did not recognize any investment tax credits in 2000.

18  Segmented information

The Company operates in one business segment with operations and assets in Canada and the United States.

Information on geographic areas

In millions                Year ended December 31, 2001      2000      1999
---------------------------------------------------------------------------
Revenues:
  Canadian rail ...............................  $3,675    $3,650    $3,524
  U.S. rail ...................................   1,977     1,778     1,712
                                                 --------------------------
                                                 $5,652    $5,428    $5,236
                                                 ==========================
Operating income:
  Canadian rail (i) ...........................  $1,181    $1,199    $1,015
  U.S. rail ...................................     501       449       452
                                                 --------------------------
                                                 $1,682    $1,648    $1,467
                                                 ==========================
Income before cumulative effect of
  changes in accounting policy:
  Canadian rail (i) ...........................  $  844    $  695    $  565
  U.S. rail ...................................     196       242       181
                                                 --------------------------
                                                 $1,040    $  937    $  746
                                                 ==========================
Depreciation and amortization:
  Canadian rail (ii) ..........................  $  309    $  336    $  294
  U.S. rail ...................................     229       197       202
                                                 --------------------------
                                                 $  538    $  533    $  496
                                                 ==========================
Capital expenditures: (iii)
  Canadian rail (iv) ..........................  $  723    $  802    $  954
  U.S. rail ...................................     274       310       324
                                                 --------------------------
                                                 $  997    $1,112    $1,278
                                                 ==========================

In millions                           December 31, 2001       2000
------------------------------------------------------------------
Identifiable assets:
  Canadian rail ...............................  $ 9,036   $ 8,712
  U.S. rail (v) ...............................   12,187     8,602
                                                 -----------------
                                                 $21,223   $17,314
                                                 =================

(i) Includes a 2001 special charge for workforce reductions of $98 million, $62 million after tax.

(ii) Includes $6 million (2000: $8 million, 1999: $6 million) of depreciation and amortization of properties related to other business activities.

(iii) Represents additions to properties that includes non-cash capital expenditures financed with capital leases and capitalized depreciation.

(iv) Includes $5 million (2000: $9 million, 1999: $11 million) of additions of properties related to other business activities.

(v) Includes equity holdings in foreign investments held by the Company's U.S. subsidiaries.

19  Earnings per share

                             Year ended December 31, 2001      2000     1999
----------------------------------------------------------------------------
Basic earnings per share
Income before cumulative effect of changes
  in accounting policy ............................ $5.41      $4.81    $3.78
Cumulative effect of changes in accounting policy .     -          -     0.03
                                                    -------------------------
Net income ........................................ $5.41      $4.81    $3.81
                                                    =========================
Diluted earnings per share
Income before cumulative effect of changes
  in accounting policy ............................ $5.23      $4.67    $3.71
Cumulative effect of changes in accounting policy .     -          -     0.03
                                                    -------------------------
Net income ........................................ $5.23      $4.67    $3.74
                                                    =========================

     The following table provides a reconciliation between basic and diluted earnings per share:

In millions,
except per share data          Year ended December 31,  2001    2000   1999
---------------------------------------------------------------------------
Income before cumulative effect of changes
  in accounting policy .............................  $1,040    $937   $746
Income impact on assumed conversion
  of preferred securities ..........................      12      11      6
                                                    -----------------------
                                                      $1,052    $948   $752

Weighted-average shares outstanding ................   192.1   195.0  197.3
Effect of dilutive securities and stock options ....     8.9     7.8    5.2
                                                    -----------------------
Weighted-average diluted shares outstanding ........   201.0   202.8  202.5
Basic earnings per share from income before
  cumulative effect of changes in accounting policy. $5.41 $4.81 $3.78 Diluted earnings per share from income before
  cumulative effect of changes in accounting policy.   $5.23   $4.67  $3.71
---------------------------------------------------------------------------


62   Canadian National Railway Company                               U.S. GAAP

Notes to Consolidated Financial Statements


20 Major commitments and contingencies

A. Leases

The Company's commitments as at December 31, 2001 under operating and capital leases totaling $1,253 million and $1,449 million, respectively, with annual net minimum payments in each of the five following fiscal years to 2007 and thereafter, are as follows:

Year                   In millions      Operating   Capital
-----------------------------------------------------------
2002 ..................................    $  230    $  186
2003 ..................................       196       122
2004 ..................................       176       136
2005 ..................................       154        95
2006 ..................................       120        60
2007 and thereafter ...................       377       850
                                           ----------------
                                           $1,253     1,449
Less: imputed interest on capital
  leases at rates ranging from
  approximately 3.14% to 14.6% ........                 545
                                                      -----
Present value of minimum lease payments
  at current rate included in debt ....               $ 904
                                                      =====

B. Other commitments

As at December 31, 2001, the Company had commitments to acquire railroad ties at a cost of $28 million, rail at a cost of $20 million, and freight cars at a cost of $4 million. Furthermore, as at December 31, 2001, the Company had entered into agreements with fuel suppliers to purchase approximately 35% of its anticipated 2002 volume and 11% of its anticipated 2003 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to contractual obligations, personal injuries including occupational related claims, damage to property and environmental matters. The Company maintains provisions for such items which it considers to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2001 cannot be predicted with certainty, and therefore, there can be no assurance that their resolution and any future claims will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

    While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i) the lack of specific technical information available with respect to many sites;

(ii) the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii) the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv) the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company's financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.


U.S. GAAP                               Canadian National Railway Company   63

Notes to Consolidated Financial Statements

    As at December 31, 2001, the Company had aggregate accruals for environmental costs of $112 million ($85 million as at December 31, 2000). During 2001, payments of $14 million were applied to the provision for environmental costs compared to $11 million in 2000 and $16 million in 1999. In addition, related environmental capital expenditures were $19 million in 2001, $20 million in 2000 and $11 million in 1999. The Company also expects to incur capital expenditures relating to environmental matters of approximately $21 million in 2002 and $30 million in each of 2003 and 2004. The Company has not included any reduction in costs for anticipated recovery from insurance.

21  Financial instruments

As mentioned in Note 2, the Company adopted on January 1, 2001 SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities."

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, interest rate and foreign currency exposures, and does not use them for trading purposes.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

    The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments but does not expect such non-performance as counterparties are of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained; however, the credit standing of counterparties is regularly monitored. The total risk associated with the Company's counterparties was immaterial at December 31, 2001. The Company believes there are no significant concentrations of credit risk.

(ii) Interest rates

For the purpose of minimizing the volatility in the fair value of certain fixed-interest long-term debt, the Company entered into interest rate swap transactions during 2000 for a total notional amount of $150 million and U.S.$50 million (Cdn$75 million) resulting in effectively converting some fixed interest rate debt into floating interest rate debt. These swaps were accounted for as fair value hedges and assumed to have no ineffectiveness pursuant to SFAS No. 133 requirements. In 2001, these swap transactions matured and the underlying debts have been repaid. The Company did not enter into any new interest rate swap transactions in 2001.

(iii) Foreign currency

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues and expenses.

    For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar denominated long-term debt into the Canadian dollar, the Company has designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company's U.S. dollar denominated long-term debt are recorded in Other comprehensive income.

(iv) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. The changes in the fair value of the swap positions are highly correlated to changes in the price of fuel, therefore pursuant to SFAS No. 133 requirements, these fuel hedges are being accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. The amounts accumulated in Other comprehensive income will be reclassified into income upon the ultimate consumption of the hedged fuel. To the extent that the cumulative change in the fair value of the swap positions does not offset the cumulative change in the price of fuel, the ineffective portion of the hedge will be recognized into income immediately. In the event that the fuel hedge is discontinued and the forecasted purchase of fuel is not expected to occur, the amount accumulated in Other comprehensive income would be reclassified into income immediately.

    Realized gains and losses from the Company's fuel hedging activities were $6 million loss, $49 million gain and $5 million gain for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001,the Company has hedged approximately 45% of the estimated 2002 fuel consumption and 25% of the estimated 2003 fuel consumption. This represents approximately 264 million U.S. gallons at an average price of U.S.$0.607 per U.S. gallon.

    At December 31, 2001, Accumulated other comprehensive income included an unrealized loss of $38 million, of which $31 million relates to derivative transactions that will mature within the next year. The requirements of SFAS No. 133 did not have a significant impact on


64   Canadian National Railway Company                               U.S. GAAP

Notes to Consolidated Financial Statements


the Consolidated Statement of Income since the Company's derivative instruments have been highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel. The Company did not recognize any material gains or losses in 2001 due to fuel hedge ineffectiveness.

(v) Other

The Company does not currently have any derivative instruments not designated as hedging instruments.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Accounts payable and accrued charges, and Other current liabilities:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets and deferred charges:

Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on CN's proportionate share of its net assets.

(iii) Long-term debt:

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

(iv) Convertible preferred securities:

The fair value of the Company's convertible preferred securities is estimated based on the quoted market price.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as at December 31, 2001 and 2000 for which the carrying values on the Consolidated Balance Sheet are different from the fair values:

In millions                        December 31, 2001      December 31, 2000
---------------------------------------------------------------------------
                                  Carrying      Fair      Carrying     Fair
                                    Amount     value        amount    value
---------------------------------------------------------------------------
Financial assets
Investments .....................   $  496    $  551        $  269   $  315

Financial liabilities
Long-term debt
  (including current portion) ...   $5,927    $5,986        $4,320   $4,191
Convertible preferred securities.   $  366    $  479        $  345   $  315
---------------------------------------------------------------------------

22  Other comprehensive income (loss)

A. Components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions                                    Year ended December 31, 2001
---------------------------------------------------------------------------
                                              Before   Income tax    Net of
                                                 tax     (expense)      tax
                                              amount     recovery    amount
---------------------------------------------------------------------------
Unrealized foreign exchange gain (loss) on
  translation of U.S. dollar denominated
  long-term debt designated as a hedge
  of the net investment in U.S. subsidiaries . $(202)      $  71     $(131)

Unrealized foreign exchange gain (loss)
  on translation of the net investment
  in foreign operations ......................   308        (108)      200

Unrealized holding loss on investment in
  360networks Inc. (Note 6) ..................  (129)         35       (94)

Unrealized holding loss on fuel
  derivative instruments (Note 21) ...........   (38)         13       (25)

Minimum pension liability adjustment .........   (17)          6       (11)

Deferred income tax (DIT) rate enactment .....     -         (32)      (32)
                                               ---------------------------
Other comprehensive income (loss) ............ $ (78)      $ (15)    $ (93)
                                               ===========================

In millions                                    Year ended December 31, 2000
---------------------------------------------------------------------------
                                              Before   Income tax    Net of
                                                 tax     (expense)      tax
                                              amount     recovery    amount
---------------------------------------------------------------------------
Unrealized foreign exchange gain (loss) on
  translation of U.S. dollar denominated
  long-term debt designated as a hedge
  of the net investment in U.S. subsidiaries . $ (91)      $  34     $  (57)

Unrealized foreign exchange gain (loss)
  on translation of the net investment
  in U.S. subsidiaries .......................   191         (71)        120

Unrealized holding gain on investment in
  360networks Inc. (Note 6) ..................   129         (35)         94
                                               -----------------------------
Other comprehensive income (loss) ............ $ 229       $ (72)    $   157
                                               =============================

In millions                                    Year ended December 31, 1999
---------------------------------------------------------------------------
                                              Before   Income tax    Net of
                                                 tax     (expense)      tax
                                              amount     recovery    amount
---------------------------------------------------------------------------
Unrealized foreign exchange gain (loss) on
  translation of U.S. dollar denominated
  long-term debt designated as a hedge
  of the net investment in IC ................ $ 180       $ (69)    $  111

Unrealized foreign exchange gain (loss)
  on translation of the net investment in IC .  (202)         78       (124)

Minimum pension liability adjustment .........     2          (1)         1
                                               -----------------------------
Other comprehensive income (loss) ............ $ (20)      $   8     $  (12)
                                               ============================


U.S. GAAP                               Canadian National Railway Company   65

Notes to Consolidated Financial Statements

B. Changes in the balances of each classification within Accumulated other comprehensive income (loss) are as follows:

In millions
----------------------------------------------------------------------------------------------------------------------------------
                                                 Foreign
                                              exchange -      Holding gain        Holding      Minimum                 Accumulated
                                Foreign   Net investment         (loss) on   loss on fuel      pension                       other
                             exchange -       in foreign  360networks Inc.     derivative    liability    DIT rate   comprehensive
                             U.S.$ debt       operations        investment    instruments   adjustment   enactment   income (loss)
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1999 ..   $(144)           $ 151           $  -             $  -          $ (1)      $  -          $  6
Period change ...............     111             (124)             -                -             1          -           (12)
                              ----------------------------------------------------------------------------------------------------
Balance at December 31, 1999.     (33)              27              -                -             -          -            (6)
Period change ...............     (57)             120             94                -             -          -           157
                              ----------------------------------------------------------------------------------------------------
Balance at December 31, 2000.     (90)             147             94                -             -          -           151
Period change ...............    (131)             200            (94)             (25)           (11)      (32)          (93)
                              ----------------------------------------------------------------------------------------------------
Balance at december 31, 2001.   $(221)           $ 347           $  -             $(25)          $(11)     $(32)         $ 58
                              ====================================================================================================


23  Quarterly financial data - unaudited

In millions, except per share data
----------------------------------------------------------------------------------------------------------------------------------
                                                                     2001                            2000
                                              Fourth      Third    Second      First    Fourth      Third    Second      First
----------------------------------------------------------------------------------------------------------------------------------
Revenues ...................................  $1,537     $1,325    $1,392     $1,398    $1,393     $1,330    $1,333     $1,372
Operating income ...........................  $  521     $  430    $  346     $  385    $  441     $  407    $  418     $  382
Net income .................................  $  296     $  252    $  217     $  275    $  237     $  216    $  230     $  254

Basic earnings per share ...................  $ 1.54     $ 1.31    $ 1.13     $ 1.44    $ 1.24     $ 1.12    $ 1.18     $ 1.27

Diluted earnings per share .................  $ 1.48     $ 1.27    $ 1.10     $ 1.39    $ 1.20     $ 1.09    $ 1.15     $ 1.24

Dividend declared per share ................  $0.195     $0.195    $0.195     $0.195    $0.175     $0.175    $0.175     $0.175
                                              ================================================================================

24  Comparative figures

Certain figures, previously reported for 2000 and 1999, have been reclassified to conform with the basis of presentation adopted in the current year.


66   Canadian National Railway Company                               U.S. GAAP

Financial Section (Canadian Gaap)


Contents

Canadian National Railway Company
--------------------------------------------------------------------------------
68       Management's Discussion and Analysis
80       Management Report
80       Auditors' Report
81       Consolidated Statement of Income
82       Consolidated Balance Sheet
83       Consolidated Statement of Changes in Shareholders' Equity
84       Consolidated Statement of Cash Flows


Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
85        1 Summary of significant accounting policies
87        2 Accounting changes
87        3 Acquisition of Wisconsin Central Transportation Corporation
88        4 Accounts receivable
88        5 Properties
89        6 Other assets and deferred charges
89        7 Credit facilities
90        8 Accounts payable and accrued charges
90        9 Other liabilities and deferred credits
91       10 Long-term debt
92       11 Capital stock and convertible preferred securities
93       12 Stock plans
94       13 Pensions
95       14 Special charge
95       15 Interest expense
95       16 Other income
95       17 Income taxes
96       18 Segmented information
96       19 Earnings per share
96       20 Major commitments and contingencies
97       21 Financial instruments
99       22 Reconciliation of Canadian and United States generally accepted accounting principles
102      23 Quarterly financial data - unaudited
102      24 Comparative figures


The CN Pension Plan and the CN 1935 Pension Plan
--------------------------------------------------------------------------------
103      General Review
104      Trustee's Report
105      Actuary's Report
105      Auditors' Report
106      Consolidated Statement of Net Assets at Market Value
107      Consolidated Statement of Changes in Net Assets at Market Value
108      Notes to Consolidated Financial Statements


                Canadian GAAP            Canadian National Railway Company    67

Management's Discussion and Analysis


Management's discussion and analysis relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation, Illinois Central Corporation (IC) and Wisconsin Central Transportation Corporation (WC), the latter from October 9, 2001 through December 31, 2001. As used herein, the word "Company" means, as the context requires, CN and its subsidiaries. CN's common shares are listed on the TOronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of CAnadian generally accepted accounting principles (Canadian GAAP).


Financial results

2001 compared to 2000

The Company recorded consolidated net income of $727 million ($3.72 per basic share) for the year ended December 31, 2001 compared to $774 million ($3.91 per basic share) for the year ended December 31, 2000. Diluted earnings per share were $3.62 for the current year compared to $3.82 in 2000. The results for 2001 include net income of $11 million related to the acquisition of WC. Operating income was $1,366 million for 2001 compared to $1,385 million in 2000. This represents a decrease of $19 million, or 1%.

    The years ended December 31, 2001 and 2000 include items impacting the comparability of the results of operations. Included in 2001 is a special charge for workforce reductions of $98 million, $62 million after tax ($0.32 per basic share or $0.31 per diluted share), a charge to write down the Company's net investment in 360networks Inc. of $99 million, $77 million after tax ($0.40 per basic share or $0.38 per diluted share) and a gain of $101 million, $82 million after tax ($0.42 per basic share or $0.41 per diluted share) related to the sale of the Company's 50 percent interest in the Detroit River Tunnel Company (DRT). In 2000, the Company recorded a gain of $84 million, $58 million after tax ($0.30 per basic share or $0.28 per diluted share) related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

    Excluding the effects of the items discussed in the preceding paragraph, consolidated net income was $784 million ($4.02 per basic share or $3.90 per diluted share) in 2001 compared to $716 million ($3.61 per basic share or $3.54 per diluted share) in 2000. Operating income, excluding the 2001 special charge, increased by $79 million, or 6%, to $1,464 million. The operating ratio, excluding the special charge, improved to 74.1% in 2001 from 74.6% in 2000, a half-point betterment.

Revenues

Revenues for the year ended December 31, 2001 totaled $5,652 million compared to $5,446 million in 2000. The increase of $206 million, or 4%, was mainly attributable to the inclusion of $129 million of WC revenues and to gains in metals and minerals, intermodal, forest products and grain and fertilizers. This was partially offset by lower automotive revenues. Revenue ton miles and freight revenue per revenue ton mile each increased by 2% as compared to 2000.

Year ended December 31,               2001     2000      2001      2000    2001    2000
----------------------------------------------------------------------------------------
                                                                         Freight revenue
                                                                           per revenue
                                        Revenues      Revenue ton miles      ton mile
----------------------------------------------------------------------------------------
                                               In millions                  In cents
----------------------------------------------------------------------------------------
Petroleum and chemicals ..........  $  923   $  894    25,243    24,858    3.66    3.60
Metals and minerals ..............     458      392    10,777     9,207    4.25    4.26
Forest products ..................   1,088    1,008    29,639    28,741    3.67    3.51
Coal .............................     338      328    15,566    15,734    2.17    2.08
Grain and fertilizers ............   1,161    1,136    42,728    42,396    2.72    2.68
Intermodal .......................     969      919    26,257    25,456    3.69    3.61
Automotive .......................     520      559     2,885     3,165   18.02   17.66
Other items (1) ..................     195      210         -         -       -       -
                                    -----------------------------------
Total ............................  $5,652   $5,446   153,095   149,557    3.56    3.50
                                    ===================================

(1) Principally non-freight revenues derived from third parties.


68    Canadian National Railway Company            Canadian GAAP

Management's Discussion and Analysis


Petroleum and chemicals

Revenues for the year ended December 31, 2001 increased by $29 million, or 3%, over 2000, of which $22 million resulted from the inclusion of WC revenues. Excluding WC, growth in the year was driven by market share gains and plant expansions in the petroleum products sector, increased salt traffic, mainly in the early part of the year, and the weaker Canadian dollar. Significant weakness in sulfur demand partially offset these increases. The revenue per revenue ton mile increase of 2% for the year was mainly attributable to the effect of the weaker Canadian dollar.

Petroleum and chemicals
Percentage of revenues

[GRAPHIC]

53% Petroleum and plastics
47% Chemicals

                                      Carloads*
                                    In thousands
                                    ------------
97                                      322
98                                      485
99                                      494
00                                      512
01                                      519

*1997 excludes IC and 2001 includes WC from October 9 through December 31


Metals and minerals

Revenues for the year ended December 31, 2001 increased by $66 million, or 17%, over 2000 of which $22 million resulted from the inclusion of WC revenues. Excluding WC, growth in the year was driven by strong Canadian aluminum exports to the United States in line with weaker U.S. production, increased levels of equipment traffic, market share gains in steel, ores and concentrates, and increased stone and rock shipments to the United States. Significant weakness in the steel markets partially offset overall growth. Revenue per revenue ton mile was essentially flat year over year.

Metals and minerals
Percentage of revenues

[GRAPHIC]

71% Metals
29% Minerals

                                      Carloads*
                                    In thousands
                                    ------------
97                                      194
98                                      273
99                                      266
00                                      256
01                                      287

*1997 excludes IC and 2001 includes WC from October 9 through December 31


Forest products

Revenues for the year ended December 31, 2001 increased by $80 million, or 8%, over 2000 of which $55 million resulted from the inclusion of WC revenues. Excluding WC, growth was driven by market share gains in the panels segment and the effect of the weaker Canadian dollar. These gains were partially offset by weakness in the pulp and paper markets due, in part, to a significant reduction in U.S. paper consump-tion. The increase in revenue per revenue ton mile of 5% was mainly due to the effect of the weaker Canadian dollar and the inclusion of shorter haul WC traffic.

Forest products
Percentage of revenues

[GRAPHIC]

32% Lumber
28% Fibers
28% Paper
12% Panels

                                      Carloads*
                                    In thousands
                                    ------------
97                                      345
98                                      479
99                                      481
00                                      486
01                                      501

*1997 excludes IC and 2001 includes WC from October 9 through December 31


Coal

Revenues for the year ended December 31, 2001 increased by $10 million, or 3%, over 2000, of which $7 million resulted from the inclusion of WC revenues. Excluding WC, strong demand for thermal coal in the year was partially offset by reduced shipments of metallurgical coal due to the closure of some Canadian mines in 2000. The revenue per revenue ton mile increase of 4% was mainly due to an increase in rates tied to commodity prices and the effect of the weaker Canadian dollar.

Coal
Percentage of revenues

[GRAPHIC]

86% Coal
14% Petroleum coke

                                      Carloads*
                                    In thousands
                                    ------------
97                                      287
98                                      534
99                                      558
00                                      528
01                                      517
*1997 excludes IC and 2001 includes WC from October 9 through December 31


                Canadian GAAP            Canadian National Railway Company    69

Management's Discussion and Analysis


Grain and fertilizers

Revenues for the year ended December 31, 2001 increased by $25 million, or 2%, over 2000 of which $15 million resulted from the inclusion of WC revenues. Excluding WC, growth was mainly driven by higher wheat shipments to the United States, increased market share of U.S. corn and soybean traffic and higher exports of canola through Vancouver. The 1% increase in revenue per revenue ton mile was mainly due to a shift to shorter haul traffic and the effect of the weaker Canadian dollar, partially offset by the introduction of the Canadian grain revenue cap in August 2000.

Grain and fertilizers
Percentage of revenues

[GRAPHIC]

31% Food grain
24% Oil seeds
23% Feed grain
12% Potash
10% Fertilizers

                                      Carloads*
                                    In thousands
                                    ------------
97                                      384
98                                      537
99                                      542
00                                      567
01                                      590

*1997 excludes IC and 2001 includes WC from October 9 through December 31


Intermodal

Revenues for the year ended December 31, 2001 increased by $50 million, or 5%, over 2000 of which $7 million resulted from the inclusion of WC revenues. Excluding WC, growth was driven by market share gains in the international segment and from new service offerings in the domestic segment. Weaker economic conditions in the second half of the year led to slower growth. Revenue per revenue ton mile increased by 2% due to rate increases and the effect of the weaker Canadian dollar, partially offset by a shift to longer haul traffic.

Intermodal
Percentage of revenues

[GRAPHIC]

58% Domestic
42% International

                                      Carloads*
                                    In thousands
                                    ------------
97                                      736
98                                      918
99                                      994
00                                    1,121
01                                    1,103

*1997 excludes IC and 2001 includes WC from October 9 through December 31


Automotive

Revenues for the year ended December 31, 2001 decreased by $39 million, or 7%, from 2000. The revenue decline resulted from weakness in North American vehicle production in 2001 and from one-time gains obtained in 2000 due, in part, to competitors' service problems. The decline was partially offset by the effect of the weaker Canadian dollar. The increase in revenue per revenue ton mile of 2% was mainly due to the weaker Canadian dollar partially offset by an increase in the average length of haul.

Automotive
Percentage of revenues

[GRAPHIC]

81% Finished vehicles
19% Auto parts

                                      Carloads*
                                    In thousands
                                    ------------
97                                      279
98                                      257
99                                      310
00                                      326
01                                      304

*1997 excludes IC and 2001 includes WC from October 9 through December 31


70    Canadian National Railway Company            Canadian GAAP

Management's Discussion and Analysis


Operating expenses

Operating expenses amounted to $4,286 million in 2001 compared to $4,061 million in 2000. The increase in 2001 was mainly due to the inclusion of $95 million of WC expenses, the special charge for workforce reductions, increased depreciation and amortization expense, higher fuel costs, and increased expenses for equipment rents and casualty and other. Partially offsetting these increases were lower expenses for purchased services. Operating expenses, excluding the special charge, amounted to $4,188 million, an increase of $127 million, or 3%, from 2000.

Dollars in millions        Year ended December 31,            2001                       2000
-----------------------------------------------------------------------------------------------------
                                                                       % of                     % of
                                                        Amount      revenue     Amount       revenue
-----------------------------------------------------------------------------------------------------
Labor and fringe benefits ...........................   $1,726      30.5%       $1,684       30.9%
Purchased services ..................................      546       9.7%          595       10.9%
Depreciation and amortization .......................      463       8.2%          412        7.6%
Fuel ................................................      485       8.6%          450        8.3%
Equipment rents .....................................      314       5.5%          291        5.4%
Material ............................................      265       4.7%          263        4.8%
Operating taxes .....................................      158       2.8%          158        2.9%
Casualty and other ..................................      231       4.1%          208        3.8%
                                                        ---------------------------------------------
                                                         4,188      74.1%        4,061       74.6%
Special charge ......................................       98                       -
                                                        ---------------------------------------------
Total ...............................................   $4,286                  $4,061
                                                        =============================================

Labor and fringe benefits: Labor and fringe benefit expenses in 2001 increased by $42 million, or 2%, as compared to 2000. The increase was mainly attributable to the inclusion of WC labor expense of $46 million, wage increases and the impact of the weaker Canadian dollar on U.S. denominated expenses. This was partially offset by lower pension and other benefit related expenses.

Purchased services: Costs of purchased services decreased by $49 million, or 8%, in 2001 as compared to 2000. The decrease was mainly due to one-time consulting and professional fees related to a proposed combination in 2000 and lower contracted services in 2001. This was partially offset by higher equipment repair expenses and $11 million resulting from the inclusion of WC purchased services expense.

Depreciation and amortization: Depreciation and amortization expense in 2001 increased by $51 million, or 12%, as compared to 2000. The increase was mainly due to net capital additions and the inclusion of WC depreciation of $10 million.

Fuel: Fuel expense in 2001 increased by $35 million, or 8%, as compared to 2000, primarily due to an increase in the average cost of fuel and the inclusion of $10 million of WC fuel expense.

Equipment rents: These expenses increased by $23 million, or 8%, in 2001 as compared to 2000. The increase was mainly attributable to lower lease and offline car hire income and the inclusion of $6 million of WC equipment rents. This was partially offset by lower private car mileage payments.

Material: Material costs increased by $2 million, or 1%, in 2001 as compared to 2000. The increase was mainly due to higher locomotive and car maintenance costs and the inclusion of $4 million of WC material costs which were mostly offset by higher recoveries in 2001 from work performed for third parties.

Operating taxes: Operating taxes remained unchanged as higher provincial capital taxes and the inclusion of $2 million of WC operating taxes were offset by provincial sales tax recoveries in 2001.

Casualty and other: These expenses increased by $23 million, or 11%, in 2001 as compared to 2000. The increase resulted from higher expenses for occupational related claims and environmental matters, and the inclusion of $6 million of WC casualty and other expense. This was partially offset by lower expenses for damaged equipment and merchandise claims.

Special charge: The Company recorded a charge of $98 million, $62 million after tax, in the second quarter of 2001 for the reduction of 690 positions (388 occurred in 2001 with the remainder planned to be completed by the end of 2002). The charge included severance and other payments to be made to affected employees.


                Canadian GAAP            Canadian National Railway Company    71

Management's Discussion and Analysis


Other

Interest expense: Interest expense increased by $17 million to $312 million for the year ended December 31, 2001 as compared to 2000. The increase was mainly due to the financing related to the acquisition of WC, the inclusion of $4 million of WC interest expense, and the impact of the weaker Canadian dollar on U.S. denominated interest costs. This was, in part, offset by the refinancing of a portion of matured debt at lower rates.

Other income: In 2001, the Company recorded other income of $65 million compared to $126 million in 2000. Included in 2001 is a charge of $99 million to write down the Company's net investment in 360networks Inc., a one-time gain of $101 million related to the sale of the Company's 50 percent interest in DRT and $11 million of WC other income. The comparative 2000 period included an $84 million gain related to the 360networks Inc.
transaction.

Income tax expense: The Company recorded an income tax expense of $392 million for the year ended December 31, 2001 compared to $442 million in 2000. The effective tax rate for the year ended December 31, 2001 decreased to 35.0% from 36.3% in 2000 due mainly to lower tax rates in 2001.

2000 compared to 1999

The Company recorded consolidated net income of $774 million ($3.91 per basic share) for the year ended December 31, 2000 compared to $603 million ($3.03 per basic share) for the year ended December 31, 1999. Diluted earnings per share were $3.82 in 2000 compared to $2.98 in 1999.

    In 2000, the Company recorded a gain of $84 million, $58 million after tax ($0.30 per basic share or $0.28 per diluted share), related to the exchange of its minority equity investments in certain joint venture companies for common shares in 360networks Inc. Excluding the effect of this item, consolidated net income was $716 million ($3.61 per basic share or $3.54 per diluted share) for the year ended December 31, 2000.

    Operating income was $1,385 million for 2000 compared to $1,233 million in 1999. This represents an increase of $152 million, or 12%. The operating ratio in 2000 was 74.6% compared to 76.6% in 1999.

Revenues

Revenues for the year ended December 31, 2000 totaled $5,446 million compared to $5,261 million in 1999. The increase of $185 million, or 4%, was mainly attributable to gains in automotive, intermodal and grain and fertilizers. This was partially offset by lower coal revenues. Revenue ton miles increased by 4% as compared to 1999 while freight revenue per revenue ton mile remained flat.

Year ended December 31,               2000     1999      2000      1999    2000    1999
----------------------------------------------------------------------------------------
                                                                         Freight revenue
                                                                           per revenue
                                        Revenues      Revenue ton miles      ton mile
----------------------------------------------------------------------------------------
                                               In millions                  In cents
----------------------------------------------------------------------------------------
Petroleum and chemicals ..........  $   894  $   878   24,858   24,194    3.60    3.63
Metals and minerals ..............      392      398    9,207    9,271    4.26    4.29
Forest products ..................    1,008      995   28,741   27,500    3.51    3.62
Coal .............................      328      402   15,734   18,645    2.08    2.16
Grain and fertilizers ............    1,136    1,066   42,396   38,681    2.68    2.76
Intermodal .......................      919      810   25,456   22,589    3.61    3.59
Automotive .......................      559      483    3,165    2,733   17.66   17.67
Other items ......................      210      229        -        -       -       -
                                     ---------------------------------
Total ............................   $5,446   $5,261  149,557  143,613    3.50    3.50
                                     =================================


72    Canadian National Railway Company            Canadian GAAP

Management's Discussion and Analysis


Petroleum and chemicals

Revenues for the year ended December 31, 2000 increased by $16 million, or 2%, over 1999. Growth in 2000 was mainly due to increased demand for petroleum gas, industrial chemicals and petrochemicals. Growth was also driven by increased production from plant expansions in the petroleum products segments. Weak market demand for polyvinyl chloride (PVC plastics) and related chemicals and sulfur exports to the United States partially offset these gains. The revenue per revenue ton mile decrease of 1% for 2000 was mainly due to changes in some contract and rate structures.

Metals and minerals

Revenues for the year ended December 31, 2000 decreased by $6 million, or 2%, as compared to 1999. The decline in 2000 reflects lower finished steel shipments due, in particular, to fewer pipeline projects in western Canada and customer production shutdowns in 2000. This is partially offset by market share gains in, as well as strength from, both the overall steel markets in the first half of 2000 and concentrate markets during 2000. The revenue per revenue ton mile decrease of 1% for 2000 was mainly due to an increase in the average length of haul.

Forest products

Revenues for 2000 grew by $13 million over 1999, representing a 1% increase. Market share gains, as well as solid demand in the paper segment, drove growth in 2000. Declining lumber shipments due to weaker commodity prices and fewer housing starts in the United States compared to 1999 partially offset these gains. The revenue per revenue ton mile decrease of 3% for 2000 can be attributed to an increase in the average length of haul. Rate pressure as a result of consolidations in the forest products industry was also a contributing factor.

Coal

Revenues for the year ended December 31, 2000 decreased by $74 million, or 18%, from 1999. Continued weak market conditions for Canadian export coal resulted in lower shipments from, and closures of, certain CN-served coal mines. This was compounded by further rate reductions which were tied to coal prices. The revenue per revenue ton mile decrease of 4% for 2000 was mainly due to reduced freight rates tied to contracted coal prices.

Grain and fertilizers

Revenues for 2000 increased by $70 million, or 7%, over 1999. The increase in 2000 was mainly driven by strong Canadian wheat and barley exports, as well as U.S. and Canadian oil seed exports. Revenue per revenue ton mile decreased by 3% for 2000 mainly due to a decline in grain rates in Canada and a shift to longer haul traffic.

Intermodal

Revenues in 2000 increased by $109 million, or 13%, in comparison to the year ended December 31, 1999. Increased container trade through the ports of Vancouver and Halifax and market share gains drove the growth in the international segment. The domestic segment benefited from strength in the North American economy as well as market share gains through enhanced service offerings. The revenue per revenue ton mile increase of 1% for 2000 is mainly due to a shift to higher yielding traffic.

Automotive

Revenues for the year ended December 31, 2000 increased by $76 million, or 16%, over 1999. The increase in revenues for 2000 reflects strong North American vehicle sales during the first nine months of 2000 and one-time gains due, in part, to competitors' service problems. The revenue per revenue ton mile for 2000 remained relatively unchanged despite an increase in the average length of haul, due to growth of higher yielding traffic.

Other items

Revenues for the year ended December 31, 2000 decreased by $19 million over 1999. The majority of the 8% decrease was attributable to a non-recurring branch line subsidy payment from the Canadian Transportation Agency (CTA) received in 1999 relating to a claim for unprofitable lines. This was partially offset by increased revenues in 2000 for commuter services.


Canadian GAAP                           Canadian National Railway Company   73

Management's Discussion and Analysis


Operating expenses

Operating expenses amounted to $4,061 million in 2000 compared to $4,028 million in 1999. Operating expenses remained relatively flat with an increase of $33 million, or less than 1%, due predominantly to significantly higher fuel costs and depreciation, partially offset by reductions in all other expense categories.

Dollars in millions        Year ended December 31,            2001                     2000
-----------------------------------------------------------------------------------------------------
                                                                       % of                     % of
                                                        Amount      revenue     Amount       revenue
-----------------------------------------------------------------------------------------------------
Labor and fringe benefits ...........................   $1,684      30.9%       $1,711       32.5%
Purchased services ..................................      595      10.9%          591       11.2%
Depreciation and amortization .......................      412       7.6%          400        7.6%
Fuel ................................................      450       8.3%          309        5.9%
Equipment rents .....................................      291       5.4%          335        6.4%
Material ............................................      263       4.8%          260        5.0%
Operating taxes .....................................      158       2.9%          173        3.3%
Casualty and other ..................................      208       3.8%          249        4.7%
                                                        ---------------------------------------------
Total ...............................................   $4,061      74.6%       $4,028       76.6%
                                                        =============================================

Labor and fringe benefits: Labor and fringe benefit expenses in 2000 decreased by $27 million, or 2%, as compared to 1999. The decrease was mainly attributable to the Company's reduced workforce and lower pension related expenses, partially offset by wage increases in 2000.

Purchased services: Costs of purchased services increased by $4 million, or 1%, in 2000 as compared to 1999. The increase was mainly due to higher consulting and professional fees related to a proposed combination in 2000. This was partially offset by a new directional running agreement and higher recoveries from joint facilities.

Depreciation and amortization: Depreciation and amortization expense in 2000 increased by $12 million, or 3%, as compared to 1999. The increase was due to the impact of net capital additions and the acquisition, at the end of 1999, of certain equipment formerly under operating leases.

Fuel: Fuel expense in 2000 increased by $141 million, or 46%, as compared to 1999. This was largely due to a 43% increase in the average fuel price (net of the Company's fuel hedging program) as well as an increase in traffic volumes. An improvement in fuel efficiency partially offset the higher fuel costs.

Equipment rents: These expenses decreased by $44 million, or 13%, in 2000 as compared to 1999. The decrease was mainly attributable to continuing improvements in asset utilization as a result of the Company's service plan and the acquisition of certain equipment formerly under operating leases. This was partially offset by higher volumes and more foreign cars on-line.

Material: Material costs in 2000 remained relatively unchanged from the 1999 level with only a 1% increase.

Operating taxes: Operating taxes decreased by $15 million, or 9%, in 2000, mainly as a result of lower municipal property taxes and a refund of prior years' sales tax. This was partially offset by higher diesel fuel taxes resulting from increased volumes.

Casualty and other: These expenses decreased by $41 million, or 16%, in 2000 as compared to 1999. Lower expenses for environmental matters, damaged equipment as well as various one-time recoveries largely drove the decrease. This was partially offset by higher casualty and legal costs and bad debt expense.


74   Canadian National Railway Company                           Canadian GAAP

Management's Discussion and Analysis


Other

Interest expense: Interest expense of $295 million for the year ended December 31, 2000 remained relatively unchanged from the 1999 level.

Other income: In 2000, the Company recorded other income of $126 million compared to $48 million in 1999. This increase was mainly due to the Company's gain on the exchange of its minority equity investments in certain joint venture companies for shares of 360networks Inc.

Income tax expense: The Company recorded an income tax expense of $442 million in 2000 compared to $370 million in 1999. The effective income tax rate was 36.3% for 2000 and 38.0% in 1999. The reduced effective tax rate in 2000 reflects lower overall income taxes applicable to CN and its subsidiaries' operations in certain jurisdictions.

Liquidity and capital resources

Operating activities: Cash provided from operations was $1,232 million for the year ended December 31, 2001 compared to $1,128 million for 2000. Net income, excluding non-cash items, generated cash of $1,599 million in 2001, up from $1,329 million in 2000. Cash from operations included an increase in net proceeds of $133 million from the Company's accounts receivable securitization program. Cash generated in 2001 and 2000 was partially consumed by payments with respect to workforce reductions of $169 million and $189 million, respectively, and income tax payments of $63 million and $101 million, respectively. The provision for workforce reductions amounted to $491 million as at December 31, 2001. Cash payments with respect to these workforce reduction accruals are expected to be approximately $151 million in 2002.

Investing activities: Cash used by investing activities in 2001 amounted to $1,764 million compared to $586 million in 2000. Investing activities included $1,278 million related to the acquisition of WC as at October 9, 2001 and proceeds of $112 million from the sale of DRT. Net capital expenditures amounted to $638 million for the year ended December 31, 2001, relatively unchanged from 2000. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

    The Company anticipates that capital expenditures for 2002 will remain at approximately the same level as 2001. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company's operating efficiency and customer service.

    As at December 31, 2001, the Company had commitments to acquire railroad ties at a cost of $28 million, rail at a cost of $20 million and freight cars at a cost of $4 million.

Dividends: During 2001, the Company paid dividends totaling $174 million to its shareholders at the rate of $0.195 per share per quarter on the common shares and 5.25% per year on the convertible preferred securities.

Financing activities: Cash provided from financing activities totaled $740 million for the year ended December 31, 2001 compared to cash used of $681 million in 2000. The increase was mainly due to the issuance of debt securities in two series, U.S. $400 million (Cdn$629 million) 6.375% Notes due 2011 and U.S. $200 million (Cdn$314 million) 7.375% Debentures due 2031. At December 31, 2001, the Company had U.S. $400 million remaining for issuance under its currently effective shelf registration statement. In 2001, the Company did not repurchase any common shares under the share repurchase program, whereas in 2000, $529 million was used to repurchase common shares as part of the share repurchase program. During 2001, the Company recorded $91 million in capital lease obligations ($149 million in 2000) for capital leases related to new equipment and the exercise of purchase options on existing equipment.

Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and WC entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for an acquisition cost of $1,297 million (U.S. $831 million). The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7, 2001, the U.S. Surface Transportation Board (STB) rendered a decision, unanimously approving the Company's acquisition of WC. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

     The Merger involves the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that the Company and WC will be able to coordinate their businesses without encountering operational difficulties or experiencing the loss of key CN or WC employees or customers, or that there will be realization of rail service and other efficiencies or synergies that are expected to be derived from the Merger.

     The Company accounted for the Merger using the purchase method of accounting as required by the Canadian Institute of Chartered Accountants
(CICA) Handbook Section 1581 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The impact of the results of the final valuation of WC's assets and liabilities and changes in accounting practices are not expected to have a material impact on the results of operations.


Canadian GAAP                           Canadian National Railway Company   75

Management's Discussion and Analysis


Share repurchase program

On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At December 31, 2001, the Company had not repurchased any common shares under the share repurchase program.

Recent accounting pronouncements

In August 2001, the CICA issued Handbook Section 3062, "Goodwill and Other Intangible Assets." Effective for the Company's fiscal year beginning January 1, 2002, the section changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, this section requires acquired intangible assets to be separately recognized if the benefit of the intangible assets are obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged. The Company does not expect this section to have a material impact on its financial statements.

    In December 2001, the CICA issued Accounting Guideline 13 "Hedging Relationships." Effective for the Company's fiscal year beginning January 1, 2003, for the purpose of applying hedge accounting, the guideline provides guidance on the identification, designation, documentation and effectiveness of hedging relationships. The guideline also addresses the discontinuance of hedge accounting. The Company does not expect this guideline, when adopted, to have a material impact on its financial statements.

    In December 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." Effective for the Company's fiscal year beginning January 1, 2002, the new section requires the use of a fair-value based approach of accounting for certain specified stock-based awards. For all other employee stock-based awards, the section encourages but does not require that a fair-value based approach be used. The section also addresses the accounting for stock appreciation rights and awards to be settled in cash, other financial assets and equity. The Company does not expect this section to have an initial material impact on its financial statements upon adoption.

Business risks

Certain information included in this report may be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

    To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.


76   Canadian National Railway Company                           Canadian GAAP

Management's Discussion and Analysis


    In recent years, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environment

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railway operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

     In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.

     As at December 31, 2001, the Company had aggregate accruals for environmental costs of $112 million ($85 million at December 31, 2000). The Company has not included any reduction in costs for anticipated recovery from insurance.

Legal actions

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to contractual obligations, personal injuries, damage to property and environmental matters. Work-related injuries to employees, including occupational related claims, are a significant expense for the railroad industry in the United States. Employees of the Company in the United States are therefore compensated according to the provisions of the Federal Employers' Liability Act (FELA) which provides for the finding of fault, unscheduled awards and reliance on the jury system. The Company maintains, and regularly updates, casualty provisions for such items, which it considers to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2001 cannot be predicted with certainty, and therefore, there can be no assurance that their resolution and any future claims will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Labor agreements with all Canadian unions expired on December 31, 2000. By January 2002, the Company had achieved ratified settlements with four of the labor organizations representing about 9,000 of the Company's approximately 14,350 Canadian unionized employees: the Brotherhood of Maintenance of Way Employees, the Canadian National Railway Police Association, the International Brotherhood of Electrical Workers and the Canadian Auto Workers. These agreements are for a three-year period effective until December 31, 2003.


Canadian GAAP                           Canadian National Railway Company   77

Management's Discussion and Analysis


    Agreements reached by the Company with the United Transportation Union
(UTU) and the Brotherhood of Locomotive Engineers (BLE), which are part of the Canadian Council of Railway Operating Unions (CCROU) (approximately 4,900 employees), are subject to ratification. The Company and the Rail Canada Traffic Controllers (RCTC) (approximately 250 employees) are still in conciliation and negotiations continue. The unions representing the employees of Algoma Central Railway Inc. (approximately 140 employees) negotiate collectively under the auspices of a Council of Trade Unions (the Council). The Company is currently in conciliation with the Council and negotiations are ongoing. Although the Company currently believes it can achieve ratified agreements with the CCROU, RCTC and the Council, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

    The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. For several years now, Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR and CCP Holdings, Inc. (CCP) have bargained on a local basis rather than holding national, industry wide negotiations. Local negotiations result in settlements that better address both the employees' concerns and preferences and the railways' actual operating environment. There are risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention, making an extended work stoppage more likely. The Company's management believes the potential mutual benefits of local bargaining outweigh the risks.

    As of December 2001, the Company had in place agreements with bargaining units representing approximately 55% of the unionized work-force at ICRR, 95% at GTW and DWP, 55% at CCP and 100% at WC. These agreements have various durations, ranging from 2002 to the end of 2004. Several of these agreements will reopen in 2002.

    Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Regulation

The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the CTA), under the Canada Transportation Act (Canada) (the Act), and
(ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the STB (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

    The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, including the Act, issued its report to the Minister of Transport at the end of June 2001. It was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes which, if adopted, would affect all modes of transportation, including rail. No assurance can be given that any decision by the federal government pursuant to the report's recommendations will not materially adversely affect the Company's financial position or results of operations.


78   Canadian National Railway Company                           Canadian GAAP

Management's Discussion and Analysis


Financial instruments

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues.

    The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties is regularly monitored.

    To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.

    The realized gains and losses from the Company's fuel hedging activities were a $6 million loss and a $49 million gain for the years ended December 31, 2001 and 2000, respectively. Hedging positions and credit standings of counterparties are monitored, and losses due to counterparty non-performance are not anticipated. At December 31, 2001, the Company hedged approximately 45% of the estimated 2002 fuel consumption and 25% of the estimated 2003 fuel consumption. This represented approximately 264 million U.S. gallons at an average price of U.S.$0.607 per U.S. gallon. Unrealized losses from the Company's fuel hedging activities were $38 million and $17 million as at December 31, 2001 and 2000, respectively.

Other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations. The Company's revenues are affected by prevailing economic conditions. Should an economic slowdown or recession occur and continue in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be materially affected.

    In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers.

    Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.


Canadian GAAP                           Canadian National Railway Company   79

Management Report


The accompanying consolidated financial statements of Canadian National Railway Company and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

     The financial statements have been prepared by management in conformity with generally accepted accounting principles in Canada. These statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

     Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls and supports an extensive program of internal audits. Management believes that this system of internal accounting controls provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

     The Board of Directors carries out its responsibility for the financial statements in this report principally through its Audit and Finance Committee, consisting solely of outside directors. The Audit and Finance Committee reviews the Company's consolidated financial statements and annual report and recommends their approval by the Board of Directors. Also, the Audit and Finance Committee meets regularly with the Chief, Internal Audit, and with the shareholders' auditors.

     These consolidated financial statements have been audited by KPMG LLP, who have been appointed as the sole auditors of the Company by the shareholders.




(signed)

Claude Mongeau
Executive Vice-President and Chief Financial Officer

January 22, 2002




(signed)

Serge Pharand
Vice-President and Corporate Comptroller

January 22, 2002


Auditors' Report


To the Shareholders of Canadian National Railway Company

We have audited the consolidated balance sheets of Canadian National Railway Company as at December 31, 2001 and 2000 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

     On January 22, 2002, we reported separately to the Board of Directors of the Company on consolidated financial statements for the same period, prepared in accordance with United States generally accepted accounting principles.




(signed)

KPMG LLP
Chartered Accountants

Montreal, Canada
January 22, 2002



80   Canadian National Railway Company                           Canadian GAAP

Consolidated Statement of Income

In millions, except per share data          Year ended December 31,  2001      2000       1999
------------------------------------------------------------------------------------------------
Revenues
  Petroleum and chemicals ........................................   $  923    $  894     $  878
  Metals and minerals ............................................      458       392        398
  Forest products ................................................    1,088     1,008        995
  Coal ...........................................................      338       328        402
  Grain and fertilizers ..........................................    1,161     1,136      1,066
  Intermodal .....................................................      969       919        810
  Automotive .....................................................      520       559        483
  Other items                                                           195       210        229
                                                                     ---------------------------
Total revenues ...................................................    5,652     5,446      5,261
                                                                     ---------------------------
Operating expenses
  Labor and fringe benefits ......................................    1,726     1,684      1,711
  Purchased services .............................................      546       595        591
  Depreciation and amortization ..................................      463       412        400
  Fuel ...........................................................      485       450        309
  Equipment rents ................................................      314       291        335
  Material .......................................................      265       263        260
  Operating taxes ................................................      158       158        173
  Casualty and other .............................................      231       208        249
  Special charge (Note 14) .......................................       98         -          -
                                                                     ---------------------------
Total operating expenses .........................................    4,286     4,061      4,028
                                                                     ---------------------------

Operating income .................................................    1,366     1,385      1,233
Interest expense (Note 15) .......................................     (312)     (295)      (308)
Other income (Note 16) ...........................................       65       126         48
                                                                     ---------------------------
Income before income taxes .......................................    1,119     1,216        973
Income tax expense (Note 17) .....................................    (392)     (442)      (370)
                                                                     ---------------------------
Net income .......................................................     $727      $774       $603
                                                                     ===========================
Basic earnings per share (Note 19) ...............................    $3.72    $ 3.91     $ 3.03
Diluted earnings per share (Note 19) .............................    $3.62    $ 3.82     $ 2.98
                                                                     ===========================

See accompanying notes to consolidated financial statements.


Canadian GAAP                           Canadian National Railway Company   81

Consolidated Balance Sheet

In millions                                          December 31,       2001       2000
---------------------------------------------------------------------------------------
Assets

Current assets:
  Cash and cash equivalents .......................................  $    53    $    19
  Accounts receivable (Note 4) ....................................      645        737
  Material and supplies ...........................................      133        110
  Deferred income taxes (Note 17) .................................      153        116
  Other ...........................................................      180        143
                                                                     ------------------
                                                                       1,164      1,125
Properties (Note 5) ...............................................   16,723     13,583
Other assets and deferred charges (Note 6) ........................      901        411
                                                                     ------------------
Total assets ......................................................  $18,788    $15,119
                                                                     ==================
Liabilities and shareholders' equity

Current liabilities:
  Accounts payable and accrued charges (Note 8) ...................  $ 1,374    $ 1,393
  Current portion of long-term debt (Note 10) .....................      163        434
  Other ...........................................................      101         88
                                                                     ------------------
                                                                       1,638      1,915
Deferred income taxes (Note 17) ...................................    3,729      2,486
Other liabilities and deferred credits (Note 9) ...................    1,296      1,193
Long-term debt (Note 10) ..........................................    5,764      3,886

Shareholders' equity:
  Common shares (Note 11) .........................................    3,209      3,124
  Convertible preferred securities (Note 11) ......................      327        327
  Contributed surplus .............................................      178        178
  Currency translation ............................................      133         61
  Retained earnings ...............................................    2,514      1,949
                                                                     ------------------
                                                                       6,361      5,639
                                                                     ------------------
Total liabilities and shareholders' equity ........................  $18,788    $15,119
                                                                     ==================


On behalf of the Board:


David G. A. McLean                                             Paul M. Tellier
Director                                                       Director


See accompanying notes to consolidated financial statements.


82   Canadian National Railway Company                           Canadian GAAP

Consolidated Statement of Changes in Shareholders' Equity

                                               Issued and
                                 Issued and   outstanding
                                outstanding   convertible           Convertible                                              Total
                                     common     preferred   Common    preferred  Contributed     Currency  Retained  shareholders'
In millions                          shares    securities   shares   securities      surplus  translation  earnings         equity
----------------------------------------------------------------------------------------------------------------------------------
Balances December 31, 1998            191.8            -    $2,873         $  -        $ 190          $ 7    $1,221         $4,291
Cumulative effect of changes
  in accounting policy (Note 2)           -            -         -            -            -            -       (71)           (71)
Net income                                -            -         -            -            -            -       603            603
Shares issued (Note 11)                 9.2          4.6       404          327            -            -         -            731
Stock options exercised
  (Note 11, 12)                         1.4            -        34            -            -            -         -             34
Currency translation                      -            -         -            -            -          (16)        -            (16)
Dividends ($0.60 per share)               -            -         -            -            -            -      (118)          (118)
Dividends on convertible
  preferred securities                    -            -         -            -            -            -        (9)            (9)
                                ---------------------------------------------------------------------------------------------------
Balances December 31, 1999            202.4          4.6     3,311          327          190           (9)    1,626          5,445
Net income                                -            -         -            -            -            -       774            774
Stock options exercised
  (Note 11, 12)                         1.2            -        26            -            -            -         -             26
Share repurchase program
  (Note 11)                           (13.0)           -      (213)           -          (12)           -      (304)          (529)

Currency translation                      -            -         -            -            -           70         -             70
Dividends ($0.70 per share)               -            -         -            -            -            -      (136)          (136)
Dividends on convertible
  preferred securities                    -            -         -            -            -            -       (11)           (11)
                                ---------------------------------------------------------------------------------------------------
Balances December 31, 2000            190.6          4.6     3,124          327          178           61     1,949          5,639
Net income                                -            -         -            -            -            -       727            727
Stock options exercised
  (Note 11, 12)                         2.1            -        85            -            -            -         -             85
Currency translation                      -            -         -            -            -           72         -             72
Dividends ($0.78 per share)               -            -         -            -            -            -      (150)          (150)
Dividends on convertible
  preferred securities                    -            -         -            -            -            -       (12)           (12)
                                ---------------------------------------------------------------------------------------------------
Balances December 31, 2001            192.7          4.6    $3,209         $327         $178         $133    $2,514         $6,361
                                ===================================================================================================

See accompanying notes to consolidated financial statements.

Canadian GAAP                           Canadian National Railway Company   83

Consolidated Statement of Cash Flows


In millions                                       Year ended December 31,          2001       2000      1999
--------------------------------------------------------------------------------------------------------------
Operating activities
  Net income .................................................................   $  727     $  774    $  603
  Non-cash items in income:
    Depreciation and amortization (Note 18) ..................................      469        421       407
    Deferred income taxes (Note 17) ..........................................      307        218       325
    Gain on sale of investments (Note 16) ....................................     (101)       (84)        -
    Write-down of investment (Note 6, 16) ....................................       99          -         -
    Special charge (Note 14) .................................................       98          -         -
    Other ....................................................................        -          -        (2)
  Changes in:
    Accounts receivable (Note 4) .............................................      197         71      (156)
    Material and supplies ....................................................       11          7        38
    Accounts payable and accrued charges (Note 8) ............................     (209)        21        64
    Other net current assets and liabilities .................................      (26)       (39)      (27)
  Payments for workforce reductions (Note 9) .................................     (169)      (189)     (219)
  Other ......................................................................     (171)       (72)      (71)
                                                                                 ---------------------------
Cash provided from operating activities ......................................    1,232      1,128       962

Investing activities
  Net additions to properties (Note 18) ......................................     (638)      (639)     (646)
  Proceeds from disposal of properties .......................................       40         63        87
  Acquisition of Wisconsin Central Transportation Corporation (Note 3) .......   (1,278)         -         -
  Other ......................................................................      112        (10)        2
                                                                                 ---------------------------
Cash used by investing activities ............................................   (1,764)      (586)     (557)

Dividends paid ...............................................................     (174)      (149)     (127)

Financing activities
  Issuance of long-term debt .................................................    4,015        860       456
  Issuance of convertible preferred securities (Note 11) .....................        -          -       327
  Reduction of long-term debt ................................................   (3,336)    (1,038)   (1,509)
  Issuance of common shares (Note 11) ........................................       61         26       438
  Repurchase of common shares (Note 11) ......................................        -       (529)        -
                                                                                 ---------------------------
Cash provided from (used by) financing activities ............................      740       (681)     (288)
                                                                                 ---------------------------
Net increase (decrease) in cash and cash equivalents .........................       34       (288)      (10)
Cash and cash equivalents, beginning of year .................................       19        307       317
                                                                                 ---------------------------
Cash and cash equivalents, end of year .......................................   $   53     $   19   $   307
                                                                                 ===========================


See accompanying notes to consolidated financial statements.


84   Canadian National Railway Company                           Canadian GAAP

Notes to Consolidated Financial Statements


Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B. C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/st. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN'S revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). Significant differences between the accounting principles applied in the accompanying financial statements and those under United States generally accepted accounting principles (U.S. GAAP) are quantified and explained in Note 22 to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to litigation, environmental liabilities, casualty claims, depreciation lives, income tax liabilities, pensions and post-retirement obligations, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Wisconsin Central Transportation Corporation (WC) for which the Company acquired control and consolidated effective October 9, 2001. The Company's investments in which it has significant influence are accounted for using the equity method of accounting.

B. Revenues

Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

C. Foreign exchange

All of the Company's United States (U.S.) operations are classified as self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has equity investments in international affiliates (United Kingdom, New Zealand and Australia) with their respective local currencies as their functional currencies. Accordingly, the U.S. operations' assets and liabilities and the Company's foreign equity investments are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Currency translation, which forms part of Shareholders' equity.

    The Company has designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Unrealized foreign exchange gains and losses, from the date of designation, on the translation of the U.S. dollar denominated debt are also included in Currency translation.

D. CAsh and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of the provision for doubtful accounts. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

The inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. All costs of materials associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company's definition of "unit of property. "The related labor and overhead costs are also capitalized for the installation of new, non-replacement track. All other labor and overhead costs and maintenance costs are expensed as incurred. Related interest costs are charged to expense. Included in property additions are the costs of developing computer software for internal use.


Canadian GAAP                           Canadian National Railway Company   85

Notes to Consolidated Financial Statements

     The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows or estimated net realizable value. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or net recoverable amount.

H. Depreciation

The cost of properties, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class                                  Annual rate
--------------------------------------------------------
Track and roadway ..................................  2%
Rolling stock ......................................  3%
Buildings and other ................................  4%
--------------------------------------------------------

    The Company follows the group method of depreciation and as such conducts comprehensive depreciation studies generally every three years to assess the reasonableness of the lives of properties based upon current information, including actual results of prior years. Such a study was conducted in 2001 for the Company's Canadian properties. The study did not have a significant effect on depreciation expense as the benefit of increased asset lives was offset by deficiencies in certain accumulated depreciation balances.

I. Pensions

Pension costs are determined using actuarial methods. Pension expense is charged to operations and includes:

(i) the cost of pension benefits provided in exchange for employees' services rendered during the year,

(ii) the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,

(iii) the amortization of past service costs and amendments over the expected average remaining service life of the employee group covered by the plans, and

(iv) the interest cost of pension obligations, the return on pension fund assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or market-related value of plan assets over the expected average remaining service life of the employee group covered by the plans.

    The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

J. Post-retirement benefits other than pensions

The Company accrues the cost of post-retirement benefits other than pensions. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits, supplemental pension allowances and free rail travel benefits.

    The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service life of the employee group covered by the plans.

K. Derivative financial instruments

The Company may use derivative financial instruments from time to time, in the management of its fuel, interest rate and foreign currency exposures. Gains or losses on such instruments entered into for the purpose of hedging financial risk exposures are deferred and amortized in the results of operations over the life of the hedged asset or liability or over the term of the derivative financial instrument. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

L. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

M. Income taxes

The Company follows the asset and liability method for accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in income. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.


86   Canadian National Railway Company                           Canadian GAAP

Notes to Consolidated Financial Statements


N. Recent accounting pronouncements

In August 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3062, "Goodwill and Other Intangible Assets. " Effective for the Company's fiscal year beginning January 1, 2002, the section changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, this section requires acquired intangible assets to be separately recognized if the benefit of the intangible assets are obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged. The Company does not expect this section to have a material impact on its financial statements.

    In December 2001, the CICA issued Accounting Guideline 13 "Hedging Relationships. "Effective for the Company's fiscal year beginning January 1, 2003, for the purpose of applying hedge accounting, the guideline provides guidance on the identification, designation, documentation and effectiveness of hedging relationships. The guideline also addresses the discontinuance of hedge accounting. The Company does not expect this guideline, when adopted, to have a material impact on its financial statements.

    In December 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments. " Effective for the Company's fiscal year beginning January 1, 2002, the new section requires the use of a fair-value based approach of accounting for certain specified stock-based awards. For all other employee stock-based awards, the section encourages but does not require that a fair-value based approach be used. The section also addresses the accounting for stock appreciation rights and awards to be settled in cash, other financial assets and equity. The Company does not expect this section to have an initial material impact on its financial statements upon adoption.

2 Accounting changes

The Company has made certain changes in accounting policies to conform to new accounting standards.

2001

In 2001, the Company early adopted the CICA amended recommendations of
Section 1650 "Foreign Currency Translation". The amended section eliminates the deferral and amortization of unrealized translation gains or losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of a fiscal year. Translation gains or losses on the above items will now be recognized in net income for the current period. As required by the amended section, the Company has retroactively restated all prior period financial statements presented. The cumulative effect of the adoption of the amended section of $93 million ($62 million after tax) has been reflected as a charge to opening retained earnings of 1999. The effect on net income for 2001, 2000 and 1999 was an increase of $1 million, $2 million, and $1 million, respectively.

2000

In 2000, the Company early adopted the CICA recommendations related to the presentation of earnings per share. The standard essentially harmonizes Canadian and U.S. standards, specifically in the areas of presenting earnings per share information, computing diluted earnings per share and disclosure requirements. The new standard requires restatement of prior year comparative information.

1999

In 1999, the Company adopted the CICA recommendations related to the accounting for employee future benefits. Specifically, the standard outlines guidance for the accounting for pension, post-retirement and workers' compensation costs. In accordance with the transitional provisions of the new standard, the Company has applied the recommendations retroactively but has not restated comparative periods. The cumulative effect of the adoption of the new standard of $17 million ($9 million after tax) has been reflected as a charge to opening retained earnings.

3 Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and WC entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for an acquisition cost of $1,297 million (U.S.$831 million). The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7, 2001, the U.S. Surface Transportation Board (STB) rendered a decision, unanimously approving the Company's acquisition of WC. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

    The Company accounted for the Merger using the purchase method of accounting as required by CICA Handbook Section 1581 "Business Combinations. "As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The following table outlines the


Canadian GAAP                           Canadian National Railway Company   87

Notes to Consolidated Financial Statements estimated fair values of WC's assets and liabilities acquired at acquisition. The impact of the results of the final valuation of WC's assets and liabilities and changes in accounting practices are not expected to have a material impact on the results of operations.

In millions                                    October 9, 2001
--------------------------------------------------------------
Current assets ......................................   $  175
Properties ..........................................    2,435
Other assets and deferred charges ...................      433
                                                        ------
  Total assets acquired .............................    3,043
                                                        ------
Current liabilities .................................      353
Deferred income taxes ...............................      743
Other liabilities and deferred credits ..............      178
Long-term debt ......................................      472
                                                        ------
  Total liabilities assumed .........................    1,746
                                                        ------
Net assets acquired .................................   $1,297
                                                        ======

    The Consolidated Statement of Income for the year ended December 31, 2001 included $129 million of revenues, $34 million of operating income and $11 million of other income from WC. The acquisition of WC contributed $11 million ($0.06 per basic share or $0.05 per diluted share) to the Company's net income.

    If the Company had acquired WC on January 1, 2000, based on the historical amounts reported by WC, net of the amortization of the difference between the Company's cost to acquire WC and the net assets of WC (based on preliminary estimates of the fair values of WC's properties and equipment, and estimates of their remaining useful lives, as well as estimates of the fair values of other WC assets and liabilities), revenues, net income, basic and diluted earnings per share would have been $6,090 million, $763 million, $3.91 per basic share and $3.80 per diluted share, respectively for the year ended December 31, 2001 and $5,979 million, $784 million, $3.96 per basic share and $3.87 per diluted share, respectively for 2000. The pro forma figures do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

4 Accounts receivable

In millions                    December 31,         2001       2000
--------------------------------------------------------------------
Freight
  Trade ........................................... $309       $470
  Accrued .........................................  119         81
Non-freight .......................................  298        249
                                                    ----------------
                                                     726        800
Provision for doubtful accounts ...................  (81)       (63)
                                                    ----------------
 .................................................. $645       $737
                                                    ================

The Company has a five-year revolving agreement, expiring in 2003, to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time. At December 31, 2001, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$179 million) had been sold on a limited recourse basis compared to $147 million and U.S.$40 million (Cdn$61 million) at December 31, 2000. The Company has retained the responsibility for servicing, administering and collecting freight trade receivables sold. Other income included $10 million in each of 2001 and 2000 for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

    No servicing asset or liability has been recorded because the costs of servicing are compensated by the benefits of the agreement.

5 Properties

In millions                                        December 31, 2001                             December 31, 2000
-------------------------------------------------------------------------------------------------------------------------------
                                                     Accumulated                                  Accumulated
                                            Cost    Depreciation           Net          Cost     Depreciation               Net
-------------------------------------------------------------------------------------------------------------------------------
Track, roadway and land ................ $16,549          $3,510       $13,039       $13,446           $3,189           $10,257
Rolling stock ..........................   3,703           1,336         2,367         3,398            1,205             2,193
Buildings and other ....................   2,541           1,224         1,317         2,239            1,106             1,133
                                         --------------------------------------------------------------------------------------
                                         $22,793          $6,070       $16,723       $19,083           $5,500           $13,583
                                         ======================================================================================
Capital leases included in properties .. $ 1,246          $  218       $ 1,028       $ 1,152           $  163           $   989
                                         ======================================================================================


88   Canadian National Railway Company                           Canadian GAAP

Notes to Consolidated Financial Statements


6 Other assets and deferred charges

In millions                          December 31,      2001       2000
----------------------------------------------------------------------
Investments (A) .....................................  $496       $124
Prepaid benefit cost (NOTE 13) ......................   251        166
Deferred receivables ................................   108         73
Unamortized debt issue costs ........................    42         37
Other ...............................................     4         11
                                                       ---------------
                                                       $901       $411
                                                       ===============

A. Investments

Investment in English Welsh and Scottish Railway (EWS)

Through its acquisition of WC, the Company acquired 40.9% of EWS, a company which provides most of the rail freight services in Great Britain, operates freight trains through the English Channel tunnel and carries mail for the Royal Mail. The Company accounts for its investment in EWS using the equity method of accounting. The fair value of the investment in EWS was preliminarily determined based on a multiple of EWS earnings. At December 31, 2001, based upon this preliminary valuation, the carrying value of the investment was in excess of the Company's share of EWS' net assets.

Investment in Tranz Rail Holdings Limited (Tranz Rail) and Australian Transport Network Limited (ATN)

Through its acquisition of WC, the Company acquired 23.7% of Tranz Rail, a publicly traded company which operates a 2,400-route mile freight and passenger rail business in New Zealand and 33% of ATN, a company which provides substantially all commercial rail freight service in Tasmania operating a 555-route mile rail system. Tranz Rail owns another 27% of ATN. The Company accounts for both investments as "available for sale" because its intent is to sell the investments within one year. The fair value of the investment in Tranz Rail was preliminarily determined based on its market capitalization and that of ATN, based on a multiple of ATN earnings. The Company's equity in net income and interest expense related to Tranz Rail and ATN for the period between October 9 and December 31, 2001, allocated to the purchase price of the investments was not significant.

Investment in 360networks Inc.

In June 2001, the Company recorded a charge of $99 million, $77 million after tax, to write down 100% of its net investment in 360networks Inc. Subsequently, the Company sold all of the shares of its investee. In 2000, the Company had recorded a gain of $84 million, $58 million after tax, related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

7 Credit facilities

The Company has U.S.$1,000 million five-year revolving credit facilities which expire in March 2003. The credit facilities provide for interest on borrowings at various interest rates including the Canadian prime rate, bankers' acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate plus applicable margins. The credit facility agreements contain customary financial covenants, based on U.S. GAAP, including i) limitations on debt as a percentage of total capitalization, ii) maintenance of tangible net worth above predefined levels, and iii) maintenance of the fixed charge coverage ratio above predefined levels. The Company was in compliance with all of these financial covenants throughout the year. The Company's commercial paper program is backed by a portion of its revolving credit facility. As at December 31, 2001, the Company had outstanding commercial paper of U.S.$213 million (Cdn$339 million) ($77 million as at December 31, 2000) and borrowings of U.S.$172 million (Cdn$273 million) under its revolving credit facilities. During 2000, the Company did not draw on the credit facilities. Interest rates on the borrowings under the revolving credit facilities at December 31, 2001 range from 2.15% to 2.73%.


Canadian GAAP                           Canadian National Railway Company   89

Notes to Consolidated Financial Statements


8 Accounts payable and accrued charges

In millions                            December 31,      2001      2000
-----------------------------------------------------------------------
Trade payables ......................................  $  385    $  407
Payroll-related accruals ............................     218       194
Current portion of workforce reduction provisions ...     151       137
Accrued interest on long-term debt ..................     141       126
Income and other taxes ..............................     236       244
Accrued charges .....................................     131       187
Accrued operating leases ............................      19        31
Other ...............................................      93        67
                                                       ----------------
                                                       $1,374    $1,393
                                                       ================

9 Other liabilities and deferred credits

In millions                            December 31,      2001      2000
-----------------------------------------------------------------------
Personal injury and other claims ....................  $  379    $  373
Workforce reduction provisions,
  net of current portion (A) ........................     340       376
Accrual for post-retirement benefits
  other than pensions (B) ...........................     258       231
Environmental reserve, net of current
  portion ...........................................      73        64
Deferred credits and other ..........................     246       149
                                                       ----------------
                                                       $1,296    $1,193
                                                       ================

A. Workforce reduction provisions

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of severance payments, the majority of which will be disbursed within the next five years. Other elements of the provisions mainly include early retirement incentives and bridging to early retirement. Payments for severance and other elements of the provisions have reduced the provisions by $169 million for the year ended December 31, 2001 ($189 million for the year ended December 31, 2000). The aggregate provisions amount to $491 million at December 31, 2001.

B. Post-retirement benefits other than pensions

(i) Change in benefit obligation

In millions                 Year ended December 31,     2001       2000
-----------------------------------------------------------------------
Benefit obligation at beginning of year ..............  $242       $230
Amendments ...........................................    25          -
Actuarial loss .......................................    20          3
Interest cost ........................................    19         15
Service cost .........................................    11          8
Foreign currency changes .............................     6          3
Transfer from other plans ............................     5          -
Benefits paid ........................................   (19)       (17)
                                                        ---------------
Benefit obligation at end of year ....................  $309       $242
                                                        ===============

(ii) Funded status

In millions                            December 31,     2001       2000
-----------------------------------------------------------------------
Unfunded benefit obligation at end of year ...........  $309       $242
Unrecognized net actuarial loss ......................   (26)        (8)
Unrecognized prior service cost ......................   (25)        (3)
                                                        ---------------
Accrued benefit cost for post-retirement
  benefits other than pensions .......................  $258       $231
                                                        ===============

(iii) Components of net periodic benefit cost

In millions                  Year ended December 31,   2001       2000     1999
--------------------------------------------------------------------------------
Interest cost .......................................  $19        $15       $15
Service cost ........................................   11          8         8
Amortization of prior service cost ..................    3          1         1
Recognized net actuarial loss .......................    2          1         2
                                                       ------------------------
Net periodic benefit cost ...........................  $35        $25       $26
                                                       ========================

(iv) Weighted-average assumptions

                                    December 31,    2001      2000       1999
------------------------------------------------------------------------------
Discount rate ....................................  6.97%     6.95%      7.39%
Rate of compensation increase ....................  4.00%     4.25%      4.25%
------------------------------------------------------------------------------

    For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 8% for 2002 and 6% for 2001. It is assumed the rate will decrease gradually to an ultimate rate of 6% for 2004 and remain at that level thereafter.

    A one-percentage-point change in the health care trend rate would not cause a material change in the Company's net periodic benefit cost nor the post-retirement benefit obligation.


90   Canadian National Railway Company                           Canadian GAAP

Notes to Consolidated Financial Statements


10  Long-term debt

                                                                                           Currency
                                                                                           in which        December 31,
In millions                                                                  Maturity       payable      2001       2000
------------------------------------------------------------------------------------------------------------------------
Bonds, debentures and notes: (A)
Canadian National series:
  8-7/8%        15-year notes ......................................     May 21, 2001         Cdn$     $   -     $  150
  6-5/8%        10-year notes ......................................     May 15, 2003        U.S.$       239        225
  7%            10-year notes ......................................    Mar. 15, 2004        U.S.$       422        398
  6.45%         Puttable Reset Securities (PURS) (B) ...............    July 15, 2006        U.S.$       398        375
  6-3/8%        10-year notes (C) ..................................    Oct. 15, 2011        U.S.$       636          -
  6.80%         20-year notes (C) ..................................    July 15, 2018        U.S.$       318        300
  7-5/8%        30-year debentures .................................     May 15, 2023        U.S.$       239        225
  6.90%         30-year notes (C) ..................................    July 15, 2028        U.S.$       755        712
  7-3/8%        30-year debentures (C) .............................    Oct. 15, 2031        U.S.$       318          -
Illinois Central series:
  7.12%         5-year notes .......................................     Aug. 2, 2001        U.S.$         -         75
  6.72%         5-year notes .......................................    Aug. 14, 2001        U.S.$         -         75
  6-3/4%        10-year notes ......................................     May 15, 2003        U.S.$       159        150
  7-3/4%        10-year notes ......................................      May 1, 2005        U.S.$       159        150
  6.98%         12-year notes ......................................    July 12, 2007        U.S.$        80         75
  6.63%         10-year notes ......................................     June 9, 2008        U.S.$        32         30
  5%            99-year income debentures ..........................     Dec. 1, 2056        U.S.$        12         12
  7.7%          100-year debentures ................................    Sep. 15, 2096        U.S.$       199        187

Wisconsin Central series:
  6-5/8%         10-year notes .....................................   April 15, 2008        U.S.$       239          -
                                                                       -------------------------------------------------
Total bonds, debentures and notes ..................................                                   4,205      3,139

Other:
  Revolving credit facilities (Note 7) .............................                         U.S.$       273          -
  Commercial paper (D) (Note 7) ....................................                       Various       339         77
  Capital lease obligations, amounts owing under equipment
    agreements and other (E) .......................................                       Various     1,125      1,117
                                                                       -------------------------------------------------
Total other ........................................................                                   1,737      1,194
                                                                       -------------------------------------------------
Subtotal ...........................................................                                   5,942      4,333

Less:
  Current portion of long-term debt ................................                                     163        434
  Net unamortized discount .........................................                                      15         13
                                                                       -------------------------------------------------
                                                                                                         178        447
                                                                       -------------------------------------------------
                                                                                                      $5,764     $3,886
                                                                       =================================================

A. The Company's bonds, debentures and notes are unsecured.

B. The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July 15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15, 2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

C. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

D. The Company has a commercial paper program which is backed by a portion of its revolving credit facility, that enables it to issue commercial paper up to a maximum aggregate principal amount of $600 million or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company's intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility. Interest rates on commercial paper at December 31, 2001 range from approximately 1.93% to 2.6%.


Canadian GAAP                           Canadian National Railway Company   91

Notes to Consolidated Financial Statements

E. Interest rates for the capital leases range from approximately 3.14% to 14.6% with maturity dates in the years 2002 through 2025. The imputed interest on these leases amounted to $545 million as at December 31, 2001, and $559 million as at December 31, 2000.

     The equipment agreements are payable by monthly or semi-annual installments over various periods to 2007 at interest rates ranging from 6% to 9.7%. The principal amounts are payable as follows: $17 million and U.S.$1 million (Cdn$2 million) as at December 31, 2001, and $26 million and U.S.$1 million (Cdn$2 million) as at December 31, 2000. The capital leases, equipment agreements, and other obligations are secured by properties with a net carrying amount of $1,096 million as at December 31, 2001 and $1,064 million as at December 31, 2000.

     During 2001, the Company recorded $91 million in assets it acquired through the exercise of purchase options on existing leases and leases for new equipment ($149 million in 2000). An equivalent amount was recorded in debt.

F. Long-term debt maturities for the following fiscal years, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2001 but excluding repayments of commercial paper and revolving credit facilities of $339 million and $273 million, respectively, are as follows:

Year                                                 In millions      Amount
----------------------------------------------------------------------------
2002 ..............................................................   $  163
2003 ..............................................................      543
2004 ..............................................................      547
2005 ..............................................................      229
2006 ..............................................................      432
2007 and thereafter ...............................................    3,401
----------------------------------------------------------------------------

G. The aggregate amount of debt payable in U.S. currency as at December 31, 2001 is U.S.$3,334 million (Cdn$5,302 million) and U.S.$2,290 million (Cdn$3,434 million) as at December 31, 2000.

11 Capital stock and convertible preferred securities

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

o    Unlimited number of Common Shares, without par value

o Unlimited number of Class A Preferred Shares, without par value issuable in series

o Unlimited number of Class B Preferred Shares, without par value issuable in series

B. Issued and outstanding common shares

During 2001, the Company issued 2.1 million shares (1.2 million shares in 2000 and 1.4 million shares in 1999) related to stock options exercised. The total number of common shares issued and outstanding was 192.7 million as at December 31, 2001.

    In 1999, the Company issued 9.2 million common shares as a result of a public offering.

C. Convertible preferred securities

In 1999, the Company issued 4.6 million convertible preferred securities at U.S.$50 per security. These securities bear interest, payable quarterly in U.S. dollars, at a rate of 5.25% per year, and are due on June 30, 2029.
These securities are subordinated securities convertible into common shares of CN at the option of the holder at an original conversion price of U.S.$38.48 per common share, representing an original conversion rate of 1.2995 common shares for each convertible preferred security. On or after July 1, 2002, at the option of CN but subject to certain conditions, the holders' rights to convert these securities may be extinguished if the current market price exceeds 120% of the conversion price for a certain period. If these conditions are met, CN may terminate the conversion rights by giving holders at least 30 days' prior written notice to convert their convertible preferred securities into common shares. If, at closing of the conversion termination date the current market price exceeds the conversion price, all holders shall be deemed to have converted, except to the extent the Trustee has been otherwise instructed by any holder.

D. Stock split

On July 20, 1999, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN common stock payable for each share outstanding or held in treasury on September 27, 1999 to shareholders of record on September 23, 1999. All equity based benefit plans reflect the issuance of additional shares or options due to the declaration of the stock split. All shares and per share data reflect the effect of the stock split.

E. Share repurchase programs

On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At December 31, 2001, the Company had not repurchased any common shares under the share repurchase program.

    In 2000, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 13 million common shares of the Company's common stock pursuant to a normal course issuer bid, at prevailing market prices. During 2000, $529 million was used to repurchase 13 million common shares at an average price of $40.70 per share.


92   Canadian National Railway Company                           Canadian GAAP

Notes to Consolidated Financial Statements


12 Stock plans

A. Employee share plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 6% of their gross salaries to purchase shares of the Company's common stock on the open market and to have the Company invest, on the employee's behalf, a further 35% of the amount invested by the employee. Participation at December 31, 2001 was 9,432 employees (7,916 at December 31, 2000). The total number of ESIP shares purchased on behalf of employees, including the Company's contributions, was 516,726 in 2001 and 637,531 in 2000, resulting in a pre-tax charge to income of $8 million, $6 million and $5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

B. Mid-term incentive share unit plan

The Company has a share unit plan, which was approved by the Board of Directors in 2001, for designated senior management employees entitling them to receive payout on June 30, 2004 of a combination of common stock of the Company, as to fifty percent, and cash value, as to the remaining fifty percent.

    The share units vest conditionally upon the attainment of targets relating to the Company's share price during the six-month period ending June 30, 2004. Due to the nature of the vesting conditions, no compensation expense was recognized for 2001. The total number of share units outstanding at December 31, 2001 was 421,500. At December 31, 2001, an additional 43,500 share units remained authorized for future issuances under this plan.

C. Stock options

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not to exceed 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2001, an additional 5.5 million common shares remained authorized for future issuances under these plans.

    Options issued by the Company include conventional options, which vest over a period of time, and performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment. The total conventional and performance options outstanding at December 31, 2001 were 7.5 million and 2.4 million, respectively.

     Changes in the Company's stock options are as follows:

                                                 Number     Weighted-average
                                             of options       exercise price
----------------------------------------------------------------------------
                                            In millions
----------------------------------------------------------------------------
Outstanding at December 31, 1998 (1) ...........    7.1               $29.11
Granted ........................................    3.0               $45.46
Canceled .......................................   (0.4)              $34.51
Exercised ......................................   (1.4)              $25.43
                                                   ----
Outstanding at December 31, 1999 (1) ...........    8.3               $34.88
Granted ........................................    2.2               $35.33
Canceled .......................................   (0.4)              $36.23
Exercised ......................................   (1.2)              $22.19
                                                   ----
Outstanding at December 31, 2000 (1) ...........    8.9               $34.95
Conversion of WC options .......................    1.0               $58.63
Granted ........................................    2.4               $50.65
Canceled .......................................   (0.3)              $46.01
Exercised ......................................   (2.1)              $30.43
                                                   ----
OUTSTANDING AT DECEMBER 31, 2001 (1)(2) ........    9.9               $43.62
                                                   ====

(1) Includes IC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2) Includes WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

    Stock options outstanding and exercisable as at December 31, 2001 were as follows:

                                          Options outstanding             Options exercisable
---------------------------------------------------------------------------------------------
                                                    Weighted-  Weighted-            Weighted-
                                                      average    average    Number    average
                                            Number   years to   exercise        of   exercise
Range of exercise prices                of options expiration      price   options      price
---------------------------------------------------------------------------------------------
                                        In millions                     In millions
---------------------------------------------------------------------------------------------
$13.50-$23.72 ..............................   0.3          3    $17.90        0.3    $17.90
$25.40-$35.01 ..............................   2.5          7    $33.37        1.1    $31.14
$35.70-$49.45 ..............................   4.1          6    $44.38        2.7    $44.47
$50.02-$69.77 ..............................   2.8          9    $51.66        0.3    $55.61
$70.65 and above ...........................   0.2          6    $94.47        0.1    $94.47
                                               ---                             ---
Balance at December 31, 2001 (1) ...........   9.9          7    $43.62        4.5    $41.86
                                               ===                             ===

(1) Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.


Canadian GAAP                           Canadian National Railway Company   93

Notes to Consolidated Financial Statements


13  Pensions

The Company has retirement benefit plans under which substantially all employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The tables that follow pertain to all such plans. However, the following descriptions relate solely to the Company's main pension plan, the CN Pension Plan (the Pension Plan). The Company's other pension plans are not significant.

Description of plan

The Pension Plan is a contributory defined benefit pension plan that covers substantially all CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Pension Plan and the related legislation.

Funding policy

Employee contributions to the Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans.

Description of fund assets

The assets of the Pension Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets.

(a) Change in benefit obligation

In millions                      Year ended December 31,      2001      2000
----------------------------------------------------------------------------
Benefit obligation at beginning of year ................   $10,855    $9,935
Interest cost ..........................................       701       690
Actuarial loss .........................................        94       730
Service cost ...........................................        92        70
Plan participants' contributions .......................        73        74
Foreign currency changes ...............................         6         3
Benefit payments and transfers .........................      (665)     (647)
                                                           -----------------
Benefit obligation at end of year ......................   $11,156   $10,855
                                                           =================

(b) Change in plan assets

In millions                      Year ended December 31,     2001       2000
----------------------------------------------------------------------------
Fair value of plan assets at beginning of year .........  $12,455    $11,768
Employer contributions .................................       69         59
Plan participants' contributions .......................       73         74
Foreign currency changes ...............................        6          3
Actual return on plan assets ...........................     (175)     1,198
Benefit payments and transfers .........................     (665)      (647)
                                                          ------------------
Fair value of plan assets at end of year ...............  $11,763    $12,455
                                                          ==================

(c) Funded status

In millions                      Year ended December 31,     2001       2000
----------------------------------------------------------------------------
Excess of fair value of plan assets over
  benefit obligation at end of year (1) ................    $ 607    $ 1,600
Unrecognized net actuarial gain (1) ....................     (537)    (1,652)
Unrecognized net transition obligation .................       39         59
Unrecognized prior service cost ........................      133        153
                                                            ----------------
Net amount recognized ..................................    $ 242      $ 160
                                                            ================

(1) Subject to future reduction for gain sharing under the terms of the plan.


(d) Amount recognized in the Consolidated Balance Sheet

In millions                      Year ended december 31,     2001      2000
---------------------------------------------------------------------------
Prepaid benefit cost (NOTE 6) ..........................     $251      $166
Accrued benefit cost ...................................       (9)       (6)
                                                             --------------
Net amount recognized ..................................     $242      $160
                                                             ==============

(e) Components of net periodic benefit cost

In millions         Year ended December 31,          2001      2000       1999
------------------------------------------------------------------------------
Interest cost ....................................  $ 701      $690       $632
Service cost .....................................     92        70         95
Amortization of net transition obligation ........     20        19         19
Amortization of prior service cost ...............     20        19         20
Expected return on plan assets ...................   (846)     (792)      (732)
Recognized net actuarial loss ....................      -         -         23
                                                    --------------------------
Net periodic benefit cost (income) ...............  $ (13)      $ 6        $57
                                                    ==========================

(f) Weighted-average assumptions

In millions              Year ended December 31,     2001      2000       1999
------------------------------------------------------------------------------
Discount rate ....................................  6.50%     6.50%      7.00%
Rate of compensation increase ....................  4.00%     4.25%      4.25%
Expected return on plan assets for
  year ending December 31 ........................  9.00%     9.00%      9.00%
------------------------------------------------------------------------------


94   Canadian National Railway Company                           Canadian GAAP

Notes to Consolidated Financial Statements


14  Special charge

The Company recorded a charge of $98 million, $62 million after tax, in the second quarter of 2001 for the reduction of 690 positions (388 occurred in 2001 with the remainder planned to be completed by the end of 2002). The charge included severance and other payments to be made to affected employees.

15  Interest expense

In millions              Year ended December 31,      2001      2000      1999
------------------------------------------------------------------------------
Interest on long-term debt .........................  $314      $306      $313
Interest income ....................................    (2)      (11)       (5)
                                                      ------------------------
                                                      $312      $295      $308
                                                      ========================
Cash interest payments .............................  $307      $299      $305
                                                      ========================
16  Other income

In millions              Year ended December 31,      2001      2000      1999
------------------------------------------------------------------------------
Gain on sale of interest in Detroit River
  Tunnel Company (A) ...............................  $101      $  -      $  -
Gain on disposal of properties .....................    53        57        56
Investment income ..................................    30                  12
Foreign exchange gain ..............................     7        10         6
Gain on exchange of investment (Note 6) ............     -        84         -
Net real estate costs ..............................   (20)      (22)      (25)
Write-down of investment
  in 360networks Inc. (Note 6) .....................   (99)        -         -
Other ..............................................    (7)       (3)       (1)
                                                      ------------------------
                                                      $ 65      $126      $ 48
                                                      ========================

A. In March 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) for proceeds of $112 million and recorded a gain of $101 million, $82 million after tax. The DRT is a 1.6 mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

17  Income taxes

The Company's income tax expense is as follows:

In millions              Year ended December 31,     2001       2000      1999
------------------------------------------------------------------------------
Federal tax rate ..................................  28.1%      29.1%     29.1%
Income tax expense from income before income
  taxes
based on the Federal tax rate ..................... $(314)     $(353)    $(283)
Income tax (expense) recovery resulting from:
  Provincial and other taxes ......................  (134)      (148)     (160)
  Deferred income tax adjustment
    due to rate reductions                                        (4)
  U.S. tax rate differential ......................     1          7        30
  Gain on disposals and dividends .................    27         20         8
  Other ...........................................    28         36        35
                                                   ---------------------------
Income tax expense ................................$ (392)     $(442)    $(370)
                                                   ===========================
Income tax expense is represented by:
Current ...........................................$  (85)     $(224)    $ (45)
Deferred ..........................................  (307)      (218)     (325)
                                                   ---------------------------
                                                   $ (392)     $(442)    $(370)
                                                   ===========================
Cash payments for income taxes ....................$   63      $ 101     $  45
                                                   ===========================

    Significant components of deferred income tax assets and liabilities are as follows:

In millions                      Year ended December 31,     2001      2000
----------------------------------------------------------------------------
Deferred income tax assets
Workforce reduction provisions ..........................  $  178     $  202
Accruals and other reserves .............................     182        228
Post-retirement benefits ................................      85         91
Losses and tax credit carryforwards .....................      53         26
                                                           -----------------
                                                              498        547
                                                           -----------------
Deferred income tax liabilities
Properties ..............................................   4,074      2,917
                                                           -----------------
Total net deferred income tax liability .................   3,576      2,370
Net current deferred income tax asset ...................     153        116
                                                           -----------------
Net long-term deferred income tax liability .............  $3,729     $2,486
                                                           =================

    In 2001, the Company recognized investment tax credits of $35 million not previously recognized, which reduced the cost of properties. The Company did not recognize any investment tax credits in 2000.


Canadian GAAP                           Canadian National Railway Company   95

Notes to Consolidated Financial Statements


18  Segmented information

The Company operates in one business segment with operations and assets in Canada and the United States.

Information on geographic areas

In millions              Year ended December 31,    2001       2000      1999
-----------------------------------------------------------------------------
Revenues:
  Canadian rail ................................  $3,675     $3,668    $3,549
  U.S. rail ....................................   1,977      1,778     1,712
                                                  ---------------------------
                                                  $5,652     $5,446    $5,261
                                                  ===========================

Operating income:
  Canadian rail (i) ............................  $  966     $1,025    $  852
  U.S. rail ....................................     400        360       381
                                                  ---------------------------
                                                  $1,366     $1,385    $1,233
                                                  ===========================

Net income:
  Canadian rail (i) ............................  $  591     $  589    $  465
  U.S. rail ....................................     136        185       138
                                                  ---------------------------
                                                  $  727     $  774    $  603
                                                  ===========================

Depreciation and amortization:
  Canadian rail (ii) ...........................  $  255     $  232    $  212
  U.S. rail ....................................     214        189       195
                                                  ---------------------------
                                                  $  469     $  421    $  407
                                                  ===========================

Capital expenditures: (iii)
  Canadian rail (iv) ...........................  $  484     $  541    $  717
  U.S. rail ....................................     177        215       249
                                                  ---------------------------
                                                  $  661     $  756    $  966
                                                  ===========================

In millions                      Year ended December 31,    2001       2000
----------------------------------------------------------------------------
Identifiable assets:
  Canadian rail .......................................  $ 6,987    $ 6,783
  U.S. rail (v) .......................................   11,801      8,336
                                                         ------------------
                                                         $18,788    $15,119
                                                         ==================

(i) Includes a 2001 special charge for workforce reductions of $98 million, $62 million after tax.

(ii) Includes $6 million (2000: $9 million, 1999: $7 million) of depreciation and amortization of properties related to other business activities.

(iii) Represents additions to properties that includes non-cash capital expenditures financed with capital leases.

(iv) Includes $5 million (2000: $9 million, 1999: $11 million) of additions of properties related to other business activities.

(v) Includes equity holdings in foreign investments held by the Company's U.S. subsidiaries.

19  Earnings per share

The 2000 and 1999 comparative figures have been restated to conform to the new accounting standards as explained in Note 2. The amended CICA Section 1650 "Foreign Currency Translation" requires restatement of prior years' income and as such, earnings per basic and diluted share have increased for both 2000 and 1999 by $0.01, respectively.

                         Year ended December 31,     2001       2000      1999
------------------------------------------------------------------------------
Basic earnings per share .........................  $3.72      $3.91     $3.03
Diluted earnings per share .......................  $3.62      $3.82     $2.98
                                                    ==========================

    The following table provides a reconciliation between basic and diluted earnings per share:

In millions              Year ended December 31,     2001       2000      1999
------------------------------------------------------------------------------
Net income .......................................  $ 727      $ 774     $ 603
Dividends on convertible preferred securities ....     12         11         6
                                                    --------------------------
                                                    $ 715      $ 763     $ 597
                                                    ==========================
Weighted-average shares outstanding ..............  192.1      195.0     197.3
Effect of dilutive securities and stock options ..    8.9        7.8       5.2
                                                    --------------------------
Weighted-average diluted shares outstanding ......  201.0      202.8     202.5
                                                    ==========================

20 Major commitments and contingencies

A. Leases

The Company's commitments as at December 31, 2001 under operating and capital leases totaling $1,253 million and $1,449 million, respectively, with annual net minimum payments in each of the five following fiscal years to 2007 and thereafter, are as follows:

Year                   In millions                 Operating         Capital
----------------------------------------------------------------------------
2002 ..............................................   $  230          $  186
2003 ..............................................      196             122
2004 ..............................................      176             136
2005 ..............................................      154              95
2006 ..............................................      120              60
2007 and thereafter ...............................      377             850
                                                      ----------------------
                                                      $1,253          $1,449
Less: imputed interest on capital
  leases at rates ranging from
  approximately 3.14% to 14.6% ....................                      545
                                                                      ------
Present value of minimum lease payments at
  current rate included in debt ...................                   $  904
                                                                      +=====

B. Other commitments

As at December 31, 2001, the Company had commitments to acquire railroad ties at a cost of $28 million, rail at a cost of $20 million, and freight cars at a cost of $4 million. Furthermore, as at December 31, 2001, the Company had entered into agreements with fuel suppliers to purchase approximately 35% of its anticipated 2002 volume and 11% of its anticipated 2003 volume at market prices prevailing on the date of the purchase.


96   Canadian National Railway Company                           Canadian GAAP

Notes to Consolidated Financial Statements

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to contractual obligations, personal injuries including occupational related claims, damage to property and environmental matters. The Company maintains provisions for such items which it considers to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2001 cannot be predicted with certainty, and therefore, there can be no assurance that their resolution and any future claims will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

    While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i) the lack of specific technical information available with respect to many sites;

(ii) the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii) the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv) the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company's financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

    As at December 31, 2001, the Company had aggregate accruals for environmental costs of $112 million ($85 million as at December 31, 2000). During 2001, payments of $14 million were applied to the provision for environmental costs compared to $11 million in 2000 and $16 million in 1999. In addition, related environmental capital expenditures were $19 million in 2001, $20 million in 2000 and $11 million in 1999. The Company also expects to incur capital expenditures relating to environmental matters of approximately $21 million in 2002 and $30 million in each of 2003 and 2004. The Company has not included any reduction in costs for anticipated recovery from insurance.

21 Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, interest rate and foreign currency exposures, and does not use them for trading purposes.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

    The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments but does not expect such non-performance as counterparties are of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained; however, the credit standing of counterparties is regularly monitored. The total risk associated with the Company's counterparties was immaterial at December 31, 2001. The Company believes there are no significant concentrations of credit risk.


Canadian GAAP                           Canadian National Railway Company   97

Notes to Consolidated Financial Statements

(ii) Interest rates

For the purpose of minimizing the volatility in the fair value of certain fixed-interest long-term debt, the Company entered into interest rate swap transactions during 2000 for a total notional amount of $150 million and U.S.$50 million (Cdn$75 million) resulting in effectively converting some fixed interest rate debt into floating interest rate debt. In 2001, these swap transactions matured and the underlying debts have been repaid. The Company did not enter into any new interest rate swap transactions in 2001.

(iii) Foreign currency

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues and expenses.

    For the purpose of minimizing volatility of earnings resulting from the conversion of the U.S. dollar denominated long-term debt into the Canadian dollar, the Company has designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company's U.S. dollar denominated long-term debt are recorded in Currency translation, which forms part of Shareholders' equity.

(iv) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.

    Realized gains and losses from the Company's fuel hedging activities were $6 million loss, $49 million gain and $5 million gain for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, the Company has hedged approximately 45% of the estimated 2002 fuel consumption and 25% of the estimated 2003 fuel consumption. This represents approximately 264 million U.S. gallons at an average price of U.S.$0.607 per U.S. gallon. Unrecognized gains and losses from the Company's fuel hedging activities were $38 million loss, $17 million loss and $9 million gain as at December 31, 2001, 2000 and 1999, respectively.

(v) Other

The Company does not currently have any derivative instruments not designated as hedging instruments.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, accounts receivable, accounts payable and accrued charges, and other current liabilities:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets and deferred charges:

Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on CN's proportionate share of its net assets. In 2000, the fair value of the Company's investment in 360networks Inc. was estimated based on the quoted market price.

(iii) Long-term debt:

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

(iv) Convertible preferred securities:

The fair value of the Company's convertible preferred securities is estimated based on the quoted market price.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as at December 31, 2001 and 2000 for which the carrying values on the Consolidated Balance Sheet are different from the fair values:

In millions                          December 31, 2001    December 31, 2000
----------------------------------------------------------------------------
                                    Carrying       Fair   Carrying      Fair
                                      amount      value     amount     value
----------------------------------------------------------------------------
Financial assets
Investments .......................   $  496     $  551     $  124    $  299
Financial liabilities
Long-term debt
  (including current portion) .....   $5,927     $5,986     $4,320    $4,191
Other
Convertible preferred securities ..   $  327     $  479     $  327    $  315
----------------------------------------------------------------------------


98   Canadian National Railway Company                           Canadian GAAP

Notes to Consolidated Financial Statements


22 Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements of Canadian National Railway Company are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects, with U.S. GAAP except as described below:

A. Reconciliation of net income

The application of U.S. GAAP would have the following effects on the net income as reported:

In millions         Year ended December 31,         2001       2000      1999
-----------------------------------------------------------------------------
Net income - Canadian GAAP ...................... $  727       $774      $603
Adjustments in respect of:
  Property capitalization, net of depreciation ..    339        278       251
  Interest on convertible preferred securities ..    (19)       (18)       (9)
  Stock-based compensation expense ..............    (19)        (3)       (7)
  Income tax rate reductions ....................    122         (4)
  Income tax expense on current year
    U.S. GAAP adjustments .......................   (110)       (90)      (92)
                                                  ---------------------------
Income before cumulative effect of changes in
  accounting policy - U.S. GAAP .................  1,040        937       746
Cumulative effect of changes in accounting
  policy ........................................      -          -         5
                                                  ---------------------------
Net income - U.S. GAAP .......................... $1,040       $937      $751
                                                  ===========================

(i) Property capitalization

Under Canadian GAAP, the Company capitalizes only the material component of track replacement costs, whereas under U.S. GAAP the labor, material and related overheads are capitalized. Furthermore, effective January 1, 1999, the Company capitalized under U.S. GAAP all major expenditures for work that extends the useful life and/or improves the functionality of bridges and other structures and freight cars. U.S. GAAP requires that the cumulative capitalization adjustment, including special charges (net of applicable income taxes), be reflected in net income in the year in which the policy is adopted ($62 million in 1999).

(ii) Stock-based compensation

U.S. GAAP requires the measurement and recognition of expenses related to certain stock-based compensation. The Company has accounted for stock-based compensation for U.S. GAAP purposes in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." There are no similar requirements under Canadian GAAP that are in effect at December 31, 2001.

(iii) Convertible preferred securities

The convertible preferred securities are treated as equity under Canadian GAAP, whereas under U.S. GAAP, they are treated as debt. Consequently, the interest on the convertible preferred securities is treated as a dividend for Canadian GAAP but as interest expense for U.S. GAAP.

(iv) Foreign exchange

In 2001, the Company early adopted the CICA amended recommendations of
Section 1650 "Foreign Currency Translation" which essentially harmonizes Canadian and U.S. accounting standards by eliminating the deferral and amortization of unrealized translation gains or losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of a fiscal year and recognizing them into net income for the current period. As required by the amended section, the Company has retroactively restated all prior period financial statements presented.

(v) Income tax expense

In 2001, under U.S. GAAP, the Company recorded a reduction to its net deferred income tax liability resulting from the enactment of lower corporate tax rates in Canada. As a result, a deferred income tax recovery of $122 million was recorded in the Consolidated Statement of Income and a deferred income tax expense of $32 million was recorded in Other comprehensive income. For Canadian GAAP purposes, there was no adjustment in 2001 as the impact resulting from lower corporate tax rates was accounted for in 2000 when the rates were substantively enacted. For the year ended December 31, 2000, the Canadian GAAP adjustment was a $4 million expense as the deferred tax position under Canadian GAAP was different.

(vi) Change in accounting policy - pensions and post-retirement benefits other than pensions

In 1999, the Company adopted the CICA recommendations related to the accounting for employee future benefits, essentially to harmonize Canadian GAAP with U.S. GAAP.

    Prior to 1999, the Company measured its pension benefit and post-retirement benefit obligations, for Canadian GAAP purposes, using a discount rate based on management's best estimate of the long-term rate of return on the pension fund assets. Under U.S. GAAP, the discount rate to be used should reflect the rate at which the pension benefits and post-retirement benefit costs can be effectively settled at the date of the financial statements. The difference in discount rates impacted annual pension expense and post-retirement benefit costs prior to 1999.

    In 1999, the Company changed its method of accounting for employee injury costs to reflect all elements of such costs (including compensation, health care and administration costs) based on actuarially developed estimates of the ultimate cost associated with employee injuries. U.S. GAAP requires that the cumulative adjustment, net of applicable income taxes, be reflected in net income in the year in which the policy is adopted ($57 million in 1999).


Canadian GAAP                           Canadian National Railway Company   99

Notes to Consolidated Financial Statements


22 Reconciliation of Canadian and United States generally accepted accounting principles (continued)

B. Earnings per share

In 2000, the Company early adopted the CICA recommendations related to the presentation of earnings per share. Although the standard essentially harmonizes Canadian and U.S. standards, the earnings per share calculations continue to differ due to differences in the earnings figures.

(i) Basic earnings per share

                              Year ended December 31, 2001      2000      1999
------------------------------------------------------------------------------
Income before cumulative effect of changes in
  accounting policy - U.S. GAAP ....................  $5.41     $ 4.8    $3.78

Cumulative effect of changes
  in accounting policy .............................      -         -     0.03
                                                      ------------------------
Net income - U.S. GAAP .............................  $5.41     $4.81    $3.81
                                                      ========================
Weighted-average number of
  common shares outstanding
  (millions) - U.S. GAAP ...........................  192.1     195.0    197.3
------------------------------------------------------------------------------

(ii) Diluted earnings per share

                              Year ended December 31, 2001      2000     1999
-----------------------------------------------------------------------------
Income before cumulative effect of changes in
  accounting policy - U.S. GAAP .................... $5.23     $4.67    $3.71

Cumulative effect of changes
  in accounting policy .............................     -         -     0.03
                                                     ------------------------
Net income - U.S. GAAP ............................. $5.23     $4.67    $3.74
                                                     ========================
Weighted-average number of
  common shares outstanding
  (millions) - U.S. GAAP ........................... 201.0     202.8    202.5
-----------------------------------------------------------------------------

C. Reconciliation of significant balance sheet items

(i) Joint ventures

Effective for 2001, the Company's interests in joint ventures are not significant. As a result, the difference between accounting for them using the equity method under U.S. GAAP and using the proportionate consolidation method under Canadian GAAP has not been disclosed separately.

(ii) Shareholders' equity

As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders' equity is not permitted under U.S. GAAP.

    Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

    Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Capital stock.

    Under Canadian GAAP, the excess in cost over the stated value resulting from the repurchase of shares was allocated first to Capital stock, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the excess would have been allocated to Capital stock followed by Retained earnings.

    For Canadian and U.S. GAAP purposes, the Company designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange gain, from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange gain as well as a minimum pension liability adjustment has been included as part of Other comprehensive income in the Consolidated Statement of Comprehensive Income and Accumulated other comprehensive income, a separate component of Shareholders' equity, as required under Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

(iii) Investment in 360networks Inc.

In 2001, under U.S. GAAP, the Company recorded a charge to write down its net investment in 360networks Inc. Prior to the write-down, in accordance with U.S. GAAP, the Company accounted for its investment in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities. "The shares were classified as "available-for-sale securities" whereby the investment was carried at market value on the balance sheet as part of Other assets and deferred charges and the changes in the value of the investment were recorded in Other comprehensive income as an unrealized holding gain
(loss). For Canadian GAAP purposes, the investment was accounted for on a historical cost basis.

(iv) Derivative instruments

On January 1, 2001, under U.S. GAAP, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities." In accordance with these statements, the Company has recorded in its balance sheet the fair value of derivative instruments used to hedge a portion of the Company's fuel requirements. Changes in the market value of these derivative instruments have been recorded in Other comprehensive income. There are no similar requirements under Canadian GAAP.

(v) Convertible preferred securities

The convertible preferred securities are treated as equity under Canadian GAAP, whereas under U.S. GAAP they are treated as debt. Consequently, the costs related to the issuance of the convertible preferred securities are, for Canadian GAAP purposes, treated as an equity transaction and netted against the consideration received while under U.S. GAAP, the costs are reported as deferred charges and amortized over the term to maturity.


100  Canadian National Railway Company                          Canadian GAAP

Notes to Consolidated Financial Statements


(vi) The application of U.S. GAAP would have a significant effect on the following balance sheet items as reported:

In millions                                 December 31, 2000       2001
------------------------------------------------------------------------
Current assets-Canadian GAAP .......................  $ 1,164    $ 1,125
  Joint ventures and other .........................        -        (17)
                                                      ------------------
Current assets - U.S. GAAP .........................  $ 1,164    $ 1,108
                                                      ==================
Properties - Canadian GAAP .........................  $16,723    $13,583
  Property capitalization, net of
    depreciation ...................................    2,422      2,053
  Joint ventures and other .........................        -          2
                                                      ------------------
Properties - U.S. GAAP .............................  $19,145    $15,638
                                                      ==================
Other assets and deferred charges -
  Canadian GAAP ....................................  $   901    $   411
  Debt issue costs .................................       12         12
  Intangible asset .................................        1          -
  Investment in 360networks Inc ....................        -        129
  Joint ventures and other .........................        -         16
                                                      ------------------
Other assets and deferred charges - U.S. GAAP ......  $   914    $   568
                                                      ==================
Current liabilities - Canadian GAAP ................  $ 1,638    $ 1,915
  Fuel derivative instruments ......................       31          -
  Joint ventures and other .........................        -        (10)
                                                      ------------------
Current liabilities - U.S. GAAP ....................  $ 1,669    $ 1,905
                                                      ==================
Deferred income tax liability - Canadian GAAP ......  $ 3,729    $ 2,486
  Cumulative effect of prior years'
    adjustment to income ...........................      845        725
  Income taxes on current year U.S. GAAP
    adjustments ....................................      110         90
  Income taxes on translation of convertible
    preferred securities ...........................        8          -
  Income taxes on translation of U.S. to
    Canadian GAAP adjustments to the
    net investment in foreign operations ...........        5          -
  Investment in 360networks Inc ....................        -         35
  Cumulative effect of change in accounting
    policy - Foreign exchange ......................        -         30
  Income taxes on minimum pension
    liability adjustment ...........................       (6)         -
  Income taxes on fuel derivative instruments ......      (13)         -
  Income tax rate reductions .......................      (86)         4
  Joint ventures and other .........................       (1)         5
                                                      ------------------
Deferred income tax liability - U.S. GAAP ..........  $ 4,591    $ 3,375
                                                      ==================
Other Liabilities and Deferred Credits -
  Canadian GAAP ....................................  $ 1,296    $ 1,193
Stock-based compensation ...........................       24         13
Minimum pension liability adjustment ...............       18          -
Fuel derivative instruments ........................        7          -
Joint ventures and other ...........................        -         (1)
                                                      ------------------
Other liabilities and deferred credits -
  U.S. GAAP ........................................  $ 1,345    $ 1,205
                                                      ==================

In millions                                 December 31, 2000       2001
------------------------------------------------------------------------
Capital stock - Canadian GAAP ......................  $ 3,209    $ 3,124
  Capital reorganization ...........................    1,300      1,300
  Costs related to the sale of shares ..............      (33)       (33)
  Stock-based compensation .........................       48         40
  Share repurchase program .........................      (82)       (82)
                                                      ------------------
Capital stock - U.S. GAAP ..........................  $ 4,442    $ 4,349
                                                      ==================
Convertible preferred securities -
  Canadian GAAP ....................................  $   327    $   327
  Debt issue costs .................................       12         12
  Unrealized exchange loss on convertible
    preferred securities ...........................       27          6
                                                      ------------------
Convertible preferred securities
  (classified as debt) - U.S. GAAP .................  $   366    $   345
                                                      ==================
Contributed surplus - Canadian GAAP ................  $   178    $   178
  Dividend in kind with respect to land transfers ..      248        248
  Costs related to the sale of shares ..............       33         33
  Other transactions and related income tax effect .       18         18
  Share repurchase program .........................       12         12
  Capital reorganization ...........................     (489)      (489)
                                                      ------------------
Contributed surplus - U.S. GAAP ....................  $     -    $     -
                                                      ==================
Currency translation - Canadian GAAP ...............  $   133    $    61
  Unrealized foreign exchange gain on translation
    of U.S. to Canadian GAAP adjustments to the net
    investment in foreign operations, net of
    applicable taxes ...............................       10          -
  Unrealized exchange loss on convertible preferred
    securities, net of applicable taxes ............      (17)        (4)
  Fuel derivative instruments, net of applicable
    taxes ..........................................      (25)         -
  Income tax rate reductions .......................      (32)         -
  Minimum pension liability adjustment, net of
    applicable taxes ...............................      (11)         -
  Investment in 360networks Inc., net of applicable
    taxes ..........................................        -         94
                                                      ------------------
Accumulated other comprehensive income - U.S. GAAP .  $    58    $   151
                                                      ==================
Retained earnings - Canadian GAAP ..................  $ 2,514    $ 1,949
  Cumulative effect of prior years' adjustments
    to income ......................................    1,136        912
  Current year adjustments to net income ...........      313        163
  Share repurchase program .........................       70         70
  Cumulative effect of change in accounting
    policy - Foreign exchange ......................        -         61
  Cumulative dividend on convertible preferred
    securities .....................................       32         20
  Capital reorganization ...........................     (811)      (811)
  Dividend in kind with respect to land transfers ..     (248)      (248)
  Other transactions and related income tax effect .      (18)       (18)
                                                      ------------------
Retained earnings - U.S. GAAP ......................  $ 2,988    $ 2,098
                                                      ==================


Canadian GAAP                          Canadian National Railway Company  101

Notes to Consolidated Financial Statements


23  Quarterly financial data - unaudited

In millions, except per share data
------------------------------------------------------------------------------------------------------------------
                                                    2001                                     2000
                                  FOURTH      THIRD    SECOND      FIRST    Fourth      Third    Second      First
------------------------------------------------------------------------------------------------------------------
Revenues .......................  $1,537     $1,325    $1,392     $1,398    $1,396     $1,334    $1,337     $1,379
Operating income ...............  $  428     $  331    $  245     $  362    $  344     $  321    $  346     $  374
Net income .....................  $  238     $  178    $   40     $  271    $  175     $  161    $  188     $  250
Basic earnings per share .......  $ 1.22     $ 0.91    $ 0.19     $ 1.40    $ 0.90     $ 0.82    $ 0.95     $ 1.23
Diluted earnings per share .....  $ 1.18     $ 0.88    $ 0.19     $ 1.36    $ 0.88     $ 0.80    $ 0.93     $ 1.20
Dividend declared per share ....  $0.195     $0.195    $0.195     $0.195    $0.175     $0.175    $0.175     $0.175
                                  ================================================================================

24  Comparative figures

Certain figures, previously reported for 2000 and 1999, have been reclassified to conform with the basis of presentation adopted in the current year.


102  Canadian National Railway Company                          Canadian GAAP

The CN Pension Plan and the CN 1935 Pension Plan


General review

Trustee

Through December 31, 2001, Montreal Trust Company of Canada (Montreal Trust) was the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds, or Funds). As Trustee, Montreal Trust performed certain duties which included holding legal title to the assets of the Funds and ensuring that Canadian National Railway Company (CN), as Administrator, complies with the provisions of the CN Pension Plan, the CN 1935 Pension Plan and the Pension Benefits Standards Act, 1985 and its regulations. The checks and direct deposit statements in respect of these plans were issued in the name of Montreal Trust, Trustee of the CN Pension Trust Funds.

    Effective January 1, 2002, CIBC Mellon Trust Company has been appointed as the new Trustee of the CN Pension Trust Funds.

Administration of the pension plans

Overall accountability for the pension and benefit administration is the responsibility of CN. William M. Mercer Limitee, an employee benefits consulting firm, performs agreed-on pension and benefit administration services on behalf of CN.

Pension benefits

A. Pension improvements

On January 1, 2001, retirees and surviving spouses eligible for regular pension indexation received an additional pension increase based on the number of years that retirees had been on pension and their pensionable service at the time of retirement. This was based on a recommendation made by the Pension Committee in 2000 and approved by CN's Board of Directors.

     In 2001, CN's Board of Directors also approved the following recommendations made by the Pension Committee to increase certain benefits:

o Increase in the pension formula from 1.5%/2.0% to 1.6%/2.0% for active members on January 1, 2001, and to 1.7%/2.0% for active members on January 1, 2002, for each year of pensionable service from January 1, 1966.

o Shorten the eligibility requirements to qualify for indexation from age 60 and at least five complete calendar years since retirement to age 59 and at least four complete calendar years since retirement effective January 1, 2002.

o Index pensions at 75% of inflation rather than 60% of inflation for 2002 only. This means that retirees and survivors who meet the eligibility requirements will see their 2002 pension increase by 2.25% instead of 1.8% on the first $3,000 of basic monthly pension. This is a lifetime pension benefit increase.

o Special improvement to pensions payable to eligible retirees and surviving spouses entitled to indexation on January 1, 2002, based on the number of years that such retirees have been on pension and their pensionable service at time of retirement.

     In addition to the above improvements, the CN Pension Plan has been amended to provide for the reduction in the basic employee contribution rates from 5.48%/6.98% to 4.3%/6.3%, effective January 1, 2002, to reflect an agreement that CN reached with five of its six unions on the implementation of an employee-paid Long Term Disability Plan (LTD) for unionized employees active on January 1, 2002 and thereafter. The remaining union established an employee-paid LTD plan in 1999 and the members of such union will also benefit from the contribution reductions, subject to the same conditions as for the other unionized members. Disability pensions under the CN Pension Plan will be reduced to reflect the benefit payable under this new LTD plan.

     The non-unionized employees will also benefit from the contribution reductions but the full cost of this reduction will be charged to the Non-Unionized Improvement Account as they have been covered by a CN-paid long term disability plan under the CN Flex Benefit Program for many years.

B. Indexation agreement and escalation account

As a result of the indexation agreement negotiated with the railway unions in 1989 and improvements to such agreement negotiated in 1992 and 1998, approximately 41,400 retirees and surviving spouses received permanent pension increases in 2001. These increases amounted to 1.44% on the first $2,750 of the basic CN monthly pension, with a guaranteed minimum monthly pension increase of $9.00 for eligible retirees and $4.50 for eligible surviving spouses.

     Under this indexation agreement, effective January 1, 1989, 50% of the experience gains or losses related to pensioners are accounted for separately in the Escalation Account. Net experience gains are used to pay for indexation of pensions above the minimum up to the maximum annual amount. The maximum annual indexation for eligible retirees and survivors is 60% (75% for the 2002 indexation) of the increase in the Consumer Price Index (CPI) to a maximum increase in CPI of 6%, with an annual limit on the amount of pension which can be indexed.

     In addition, the Pension Committee may recommend additional benefits for pensioners, financed from the Escalation Account, if the balance in the account exceeds a certain threshold. These additional benefits are subject to approval by CN's Board of Directors. Such additional benefits were granted on January 1, 2001, to retirees and surviving spouses eligible for the regular indexation. In addition to the regular indexation, approximately 41,400 pensioners received an average increase of 4.1% in their pension.

     Also, in 2001, CN's Board of Directors approved the Pension Committee's unanimous recommendation to broaden the eligibility criteria for pension indexation, increase maximum indexation for 2002 only and to increase pension payments for eligible retirees and surviving spouses, effective January 1, 2002 as indicated under section A. Pension improvements. The value of such improvements was charged to the Escalation Account in the current valuation.


                         The CN Pension Plan and the CN 1935 Pension Plan    103

                                The CN Pension Plan and the CN 1935 Pension Plan


    The basic eligibility requirements, in 2001, to qualify for indexation and the additional benefits were to have been retired for five complete calendar years and to have reached age 60. Effective 2002, the eligibility requirements to qualify for indexation and the additional benefits will be shortened to four complete calendar years after retirement and to have reached age 59.

C. Improvement accounts

Effective January 1, 1998, the unions and CN agreed to share the experience gains (losses) resulting from investment earnings related to active unionized members of the CN Pension Plan, based on the same concept as the indexation agreement. Under this agreement, annual calculations will determine the amount of experience gains or losses to be credited (debited) to an account referred to as an Improvement Account and the balance of such account, if positive, may be used to improve benefits of unionized active members or reduce their contributions, as recommended by the Pension Committee and approved by CN's Board of Directors. The Improvement Account concept was also extended to non-unionized members and separate accounts were created for unionized and non-unionized members.

    In 2001, CN's Board of Directors approved the Pension Committee's unanimous recommendation to increase the pension formula as indicated under section A. Pension improvements. The value of such improvements was charged to the Improvement Accounts in the current valuation.

Annual pension statements

As required by the Pension Benefits Standards Act, 1985 and to keep employees who are members updated annually on their personal entitlement, personalized pension statements were prepared as at December 31, 2000 and distributed by June 2001.

Services to pensioners

A. Direct deposit:

The Direct Deposit System (DDS) is available to all retirees and survivors. Under this system, the monthly pension benefit is deposited directly into the individual's personal account. An itemized pension pay stub is sent to that individual initially, each January and whenever the gross or net amount changes. About 41,000 pensioners used this service in 2001.

B. Toll-free help lines:

Approximately 51,500 calls were handled in 2001 through the central toll-free help line (1-800-361-0739). Staff handling the toll-free telephone line have ready access to records and information required for quick, efficient and accurate responses to most callers' needs - in both of Canada's official languages.


Trustee's report

To the Administrator and the Members of the CN Pension Plan and the CN 1935 Pension Plan

We, Montreal Trust Company of Canada, are the Trustee of the Canadian National Railways Pension Trust Funds ("CN Pension Trust Funds").

    As Trustee, we have appointed KPMG LLP to examine the systems, procedures and internal controls used in respect to the custody, investment, and administration of the assets of the CN Pension Trust Funds, the administration of the CN Pension Plan and the CN 1935 Pension Plan ("1935 Plan"), and the performance of Canadian National Railway Company ("CN") as Administrator of the CN Pension Plan and the 1935 Plan for the year ended December 31, 2001.

    Our examination included such tests and procedures as were considered necessary in the circumstances taking into consideration the requirements of the Trust Deeds and our experience in the Canadian pension industry.

    In our opinion, based on the reasonable, but not absolute, degree of assurance obtained from the examination performed, the aforementioned systems, procedures and internal controls, used by CN as Administrator, operated effectively during the year ended December 31, 2001, and complied with the objectives of the Pension Benefits Standards Act, 1985 and its Regulations.


(signed)

Montreal Trust Company of Canada
Trustee of the Canadian National Railways
Pension Trust Funds for the year 2001


Montreal, January 22, 2002


104    The CN Pension Plan and the CN 1935 Pension Plan

The CN Pension Plan and the CN 1935 Pension Plan


Actuary's report

To the Board of Directors
Canadian National Railways Pension Trust Funds

We have conducted actuarial valuations for funding purposes as at December 31, 2000 for the CN Pension Plan and the CN 1935 Pension Plan.

    As at December 31, 2000, these valuations revealed a consolidated actuarial liability of $10,035 million, a consolidated surplus of $417 million and a current service cost net of plan members' contribution of $75 million in 2001. The next actuarial valuations will be conducted as at December 31, 2003, at the latest.

In my opinion, for the purposes of the valuations,

o the data on which these valuations were based were sufficient and reliable,

o    the assumptions are, in aggregate, appropriate; and

o    the methods employed in the valuations are appropriate.

We have also conducted actuarial valuations for accounting purposes as at December 31, 2000 for the CN Pension Plan and the CN 1935 Pension Plan.

    These valuations were made in accordance with the requirements of Section 3461 of the Handbook of the Canadian Institute of Chartered Accountants
(CICA). They revealed a consolidated actuarial liability of $10,722 million.

    The difference between the results of the actuarial valuations conducted for funding purposes and those conducted for accounting purposes is mainly due to the CICA Section 3461 requirement to use an interest rate inherent in the amount at which the actuarial liability could be settled at the date of valuation.

    Both valuations have been prepared and, my opinions given, in accordance with accepted actuarial practice.


(signed)

Bernard Morency
Fellow of the Canadian Institute of Actuaries
William M. Mercer Limitee

Montreal, January 22, 2002



Auditors' report

To the Board of Directors of
Canadian National Railway Company

We have audited the consolidated statement of net assets of the CN Pension Plan and the CN 1935 Pension Plan as at December 31, 2001, and the consolidated statement of changes in net assets for the year then ended. These financial statements are the responsibility of the Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrator, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the net assets of the CN Pension Plan and the CN 1935 Pension Plan as at December 31, 2001, and the changes in their net assets for the year then ended in accordance with Canadian generally accepted accounting principles.


(signed)

KPMG LLP
Chartered Accountants

Montreal, Canada
January 22, 2002


                         The CN Pension Plan and the CN 1935 Pension Plan    105

Consolidated Statement of Net Assets At Market Value

In millions              As at December 31,              2001       2000
------------------------------------------------------------------------
Bonds ..............................................  $ 3,733    $ 3,744
Mortgages ..........................................      272        261
Real estate ........................................      271        261
Oil and gas ........................................      468        377
Equities ...........................................    6,033      7,255
Cash and short-term investments ....................      890        421
                                                      ------------------
                                                       11,667     12,319
Receivable from Canadian National Railway Company ..        5         21
Net other assets (liabilities) .....................       (1)        16
                                                      ------------------
                                                      $11,671    $12,356
                                                      ==================



On behalf of the Board:


David G.A. McLean                            Paul M. Tellier
Director                                     Director




See accompanying notes to consolidated financial statements.


106    The CN Pension Plan and the CN 1935 Pension Plan

Consolidated Statement of Changes in Net Assets At Market Value


In millions                       Year ended December 31,      2001       2000
------------------------------------------------------------------------------
Net assets at market value, beginning of year ............. $12,356    $11,664
                                                            ------------------
Investment income
   Bonds ..................................................     238        190
   Mortgages ..............................................      18         20
   Real estate ............................................      11          8
   Oil and gas ............................................      48         46
   Equities ...............................................      88         74
   Short-term investments .................................      20         23
                                                            ------------------
                                                                423        361
Less administrative expenses ..............................     (18)       (15)
                                                            ------------------
Investment income before net gain on sale of investments ..     405        346
Net gain on sale of investments ...........................     486        919
                                                            ------------------
Total investment income ...................................     891      1,265
                                                            ------------------
Unrealized depreciation in value of investments ...........  (1,060)       (69)
                                                            ------------------
Contributions
   Employees ..............................................      73         74
   Company ................................................      69         59
                                                            ------------------
Total contributions .......................................     142        133
                                                            ------------------
Disbursements for members
   Pension benefits paid ..................................    (618)      (587)
   Refunds ................................................     (43)       (47)
                                                            ------------------
Total disbursements for members ...........................    (661)      (634)
                                                            ------------------
Transfers .................................................       3        (3)
                                                            ------------------
Net increase (decrease) ...................................    (685)       692
                                                            ------------------
Net assets at market value, end of year ................... $11,671    $12,356
                                                            ==================


See accompanying notes to consolidated financial statements.


                         The CN Pension Plan and the CN 1935 Pension Plan    107

Notes to Consolidated Financial Statements


1 Description of plans

These consolidated financial statements cover two pension plans, the CN Pension Plan and the CN 1935 Pension Plan (CN Plans), and include the accounts of the Canadian National Railways Pension Trust Funds and its wholly owned companies. All references in these financial statements to the "Company" refer to Canadian National Railway Company, which is the Administrator of the CN Plans. The CN 1935 Pension Plan is for a closed group of members and represents less than 1% of the pension obligation of the plans. Therefore, the following is a summarized description of the CN Pension Plan only. Please refer to the rules of the CN Pension Plan for additional information.

A. General

The CN Pension Plan (the Plan) is a contributory defined benefit pension plan generally applicable for new employees from the first day of employment. Under this Plan, employees contribute between 5.48% and 5.88% (4.3% and 4.7% effective January 1, 2002) of earnings up to the Year's Maximum Pensionable Earnings
(YMPE) under the Canada or Quebec Pension Plan and between 6.98% and 7.38% (6.3% and 6.7% effective January 1, 2002) of earnings in excess of the YMPE up to a maximum of $5,945 in 2001. Participants are not required to make contributions after 35 years of pensionable service. Company contributions are determined on the basis of actuarial valuations done at least on a triennial basis in accordance with the requirements of the Pension Benefits Standards Act, 1985 and Regulations thereunder.

B. Pensions

Pensions are based on the employee's average pensionable earnings for the best five consecutive calendar years or the last 60 months of employment at the rate of 2% for each year of pensionable service prior to January 1, 1966, 1.6% for each year of pensionable service thereafter up to the average YMPE over the last 60 months (1.7% for active employees as of January 1, 2002), and 2% of the excess of such average pensionable earnings over the average YMPE. The maximum annual pension payable is $1,715 multiplied by the pensionable service of the member. Pensionable service is limited to 35 years.

C. Retirement age

The normal retirement age is 65. However, employees with 85 points (age plus pensionable service) and with the Company's consent are entitled to an early retirement pension without reduction as long as they are at least 55 years of age. Furthermore, employees with less than 85 points can retire anytime from age 55 with a reduction in their pension of 0.5% for each month (6% per year) between their date of retirement and their 65th birthday.

D. Disability pensions

A member with 10 years of pensionable service who is either declared unfit to perform his/her usual employment with the Company due to a permanent disability which occurred prior to 1992, or is declared totally and permanently disabled due to a disability which occurred after 1991, may, subject to certain conditions, apply for an immediate reduced or unreduced pension. Any declarations in respect of a member's disability are the responsibility of CN's Chief Medical Officer. The disability pension may be adjusted to take into account benefits payable under a long-term disability plan or under a Workers' Compensation Act of any province.

E. Pre-retirement survivors' pensions and death refunds

A survivor's pension is payable to the eligible spouse of a member who had a minimum of two years of plan membership upon his/her death. Otherwise, a death refund is payable to the spouse, or, if there is no spouse, to the estate of the member.

F. Post-retirement survivors' pensions and estate settlements

Upon the death of a retiree who had an eligible spouse at retirement, either 55% or 60% of the basic pension of the retiree is payable to that spouse during his/her lifetime depending on the option elected at retire-ment. The survivor pension is guaranteed for the first 10 years after retirement. If the retiree and the surviving spouse, if any, die in the first 10 years after retirement, the survivor pension will be payable to the estate of the retiree until the 10-year period is over.

G. Termination benefits

Upon termination of service, a member is entitled to either his/her contributions with interest or to the value of his/her benefits accrued under the Plan or to a deferred pension or a combination of the above, depending on his/her age, pensionable service and years of membership at termination.

H. Income taxes

The Plan is registered under the Income Tax Act and Regulations. Contributions to the Plan are tax deductible and investment income of the Canadian National Railways Pension Trust Funds is not taxable in Canada. Investment income from some foreign countries is subject to withholding taxes, which are either fully or partially recovered.


108    The CN Pension Plan and the CN 1935 Pension Plan

Notes to Consolidated Financial Statements


2 Summary of significant accounting policies

A. Basis of presentation

These consolidated financial statements are prepared on a market value basis, in accordance with generally accepted accounting principles in Canada for pension plans, which require management to make estimates and assumptions that affect the reported amounts at the date of the financial statements. Actual results could differ from these estimates. These statements present the aggregate financial position of the CN Plans as a separate financial reporting entity independent of the sponsor and plan members, and are prepared to assist plan members and others in reviewing the activities of the CN Plans for the year, but they do not portray the funding requirements of the CN Plans or the benefit security of individual members.

B. Valuation of net assets

Market value is determined using publicly quoted prices where available. When such prices are not available, market values are estimated on the basis of: the present value of estimated future net cash flows, the market value of comparable assets, or the breakup value of underlying assets.

Valuation of net assets by category is as follows:

(i)   Bonds are valued using the closing market bid as at December 31.

(ii) Mortgages are valued using current market yields of financial instruments of similar maturity and at appropriate spreads from instruments of comparable quality.

(iii) Real estate consists of land and buildings. Land is valued using the market value of comparable assets, and buildings are valued using the present value of estimated future net cash flows and the market value of comparable assets. Independent valuations of land and buildings are performed triennially.

(iv) Oil and gas reserves are valued using the present value of estimated future net cash flows, which are based on projected production, prices, and costs. Land is valued using the market value of comparable assets. Trust units and equities are valued using the closing market price as at December 31.

(v)   Equities are valued using the closing market price as at December 31.

(vi) Short-term investments and other assets are valued at cost, which approximates market value.

(vii) Listed derivative financial instruments are valued using the market settlement price as at December 31. Unlisted derivative financial instruments are valued using the present value of future net cash flows determined by using closing market levels and interest rates for instruments of similar maturity and credit risk.

C. Income recognition

Dividends are accrued on the ex-dividend date; income from other investments is accrued as earned. Gains or losses on sales of investments are recognized on the dates of sales and are calculated on the basis of the average cost of the assets.

D. Foreign exchange

Assets and liabilities denominated in foreign currencies are translated using current rates as at December 31 or at the forward foreign exchange contract rates for investments that are hedged. Foreign dividends and interest income are translated at the rates prevailing when accrued.

E. Change in market value

The change in market value has been segregated in the Consolidated Statement of Changes in Net Assets at Market Value between Net gain (loss) on sale of investments during the year and the Unrealized appreciation (depreciation) in value of investments, which is the balance of the change in market value of investments for the year.

F. Contributions

Contributions from employees are recorded in the period in which the Company makes payroll deductions. The contributions from the Company, as determined by the latest actuarial valuations, are recorded using the accrual method.

G. Transfers

Transfers to/from other funds are accounted for in the period in which the value of the transfers can be reasonably estimated.

3 Investments

All investments are securities, assets or financial instruments where the CN Plans' original intention is to hold to maturity or until market conditions render alternative investments more attractive. Significant terms and conditions of investments as at December 31 are as follows: Bonds, 90% (91% in 2000) of which are issued or guaranteed by Canadian or U.S. governments, 9% (7% in 2000) by corporations, and 1% (2% in 2000) by supranational agencies, have a market weighted average coupon of 6.5% (6.3% in 2000). Maximum term is 30 years (31 years in 2000) with an average term of 10.2 years (10.3 years in 2000).

    Mortgages, secured by real estate, have a market weighted-average coupon of 7.9% (7.9% in 2000). Maximum term is 23 years (24 years in 2000), with an average term of 9.3 years (8.4 years in 2000).

    Equities are diversified by issuer, industry and by country. Canadian domiciled companies represent 46% (48% in 2000) of the equity portfolio and allocations to individual issuers or industry sectors are limited to 3.5% and 17.7% (3.0% and 15.5% in 2000), respectively.

    Short-term investments, primarily securities issued by governments in Canada and Canadian chartered banks, have an average term of 28 days (32 days in 2000) and an average yield of 2.6% (5.8% in 2000).


                         The CN Pension Plan and the CN 1935 Pension Plan    109

Notes to Consolidated Financial Statements

    Derivatives are financial instruments whose value is derived from interest rates, foreign exchange rates, equity or commodity prices. Derivatives include forwards, futures, swaps and options.

    From time to time, the CN Plans use derivatives for asset mix management purposes or to hedge the exposure to foreign currency, interest rate or market risks of the portfolio or anticipated transactions.

    Notional amounts of derivative contracts by risk category affected were as follows:

In millions                    As at December 31,       2001          2000
--------------------------------------------------------------------------
Foreign currency .....................................  $932        $1,713
Interest rate ........................................  $335        $  889
Equity and commodity .................................  $  9        $    5
--------------------------------------------------------------------------

    The weighted-average term of the above contracts was 246 days (81 days in 2000). The total value of derivative instruments is negligible ($33.5 million in
2000) and is included in the values of bonds, mortgages and equities, which are the asset classes affected.

    Approximately two thirds of derivative contracts were used to hedge foreign currency exposures.

4 CREDIT RISK

Credit risk arises from the potential for an investee to fail or a counter-party to default on its contractual obligations to the CN Plans.

    In accordance with formally established policies, the CN Plans manage credit risk by dealing with counterparties considered to be of high credit quality, utilizing an internal credit limit monitoring process as well as credit mitigation techniques such as master netting and collateral agreements.

    At year end, the CN Plans' most significant concentrations of credit risk were with the governments of Canada and the United States which issued or guaranteed $3,181 million and $192 million ($1,844 million and $996 million in 2000), respectively, of securities held by the CN Plans. Excluding the above, the remainder of assets are diversified with no other issuer accounting for more than 3.3% (2.0% in 2000) of total net assets.

    The credit risk of derivative instruments is limited to the cost of replacing, at current market value, all contracts which have a positive value. The following table shows the credit risk of all derivative instruments outstanding at year end.

Credit risk - Derivative instruments

In millions                              As at December 31,   2001       2000
-----------------------------------------------------------------------------
Maximum exposure ............................................  $15        $34
Effect of master netting and collateral agreements ..........   (2)        --
                                                               --------------
Net credit risk .............................................  $13        $34
                                                               ==============

5 Funding policy

In respect of the CN Plans, the contributions by the Company are determined in accordance with the requirements of the Pension Benefits Standards Act, 1985 and Regulations thereunder, and are based on the projected unit credit actuarial cost method, with projection of salaries where future salary changes affect the amount of the projected benefits. In the case of the CN 1935 Pension Plan, the Company makes money purchase contributions in accordance with the rules of the plan.

    The latest actuarial valuations of the CN Plans were prepared by William M. Mercer Limitee as at December 31, 2000 and were submitted to the Superintendent of Financial Institutions and to the Canada Customs and Revenue Agency. In these actuarial valuations, the principal assumptions adopted by the CN Plans' actuary are: members' mortality, disability, retirement, termination of employment, merit and periodic increases in earnings, as well as a long-term rate of return of 7.25% (7.5% at the previous valuation) per annum on investments. Future increases in members' earnings have been projected using economic assumptions consistent with this long-term rate of return.

6 Transfers

In 2001, the accounts include a provision for the amounts to be remitted to/from other funds to cover transfers of members of CN Plans to other pension plans and transfers of members of other plans to the CN Plans.

7 Consolidated actuarial pension obligation and asset value

The actuarial valuations as at December 31, 2000 revealed a consolidated actuarial liability of $10,722 million and a consolidated actuarial asset value of $10,452 million.The results of these valuations were then used to estimate the corresponding figures as at December 31, 2001, which approximate $11,046 million and $10,970 million, respectively, as at that date. The principal components of the change in the pension obligations are the interest accrued on benefits ($693 million in 2001 and $682 million in 2000), benefit payments and transfers ($655 million in 2001 and $637 million in 2000), benefits accrued during the year ($163 million in 2001 and $143 million in 2000), and actuarial loss ($123 million in 2001 and $738 million in 2000). The consolidated actuarial liability was calculated in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3461 using a discount rate of 6.5% as at December 31, 2001 and December 31, 2000. The consolidated actuarial asset value is based on a market-related method, which recognizes the change in market value over a period of five years using the straight-line method.


110    The CN Pension Plan and the CN 1935 Pension Plan

2001 President's Awards for Excellence

In a celebration of outstanding achievement, a select number of CN employees were recognized at the 2001 President's Awards for Excellence held in Montreal in October. The award recipients, from throughout the CN system, were honored for helping to move the business forward in a wide variety of important ways. Their accomplishments are representative of the firm commitment to excellence and innovative spirit that makes CN North America's best railroad.

                                                            [DECORATIVE GRAPHIC]

Category: New Business Opportunities
-------------------------------------------------------------------------------
The Williams Energy Team - Gary Dale Adkins, Memphis, Tennessee; Josee Courchesne, Montreal, Quebec; Louis Homan, Memphis, Tennessee; Jeff Liepelt, Geismar, Louisiana; Debra Rae, Calgary, Alberta; Bruce Rieck, Edmonton, Alberta; Rodney Shulha, Edmonton, Alberta; Sherri Stark, Montreal, Quebec; Roger Stenvold, Edmonton, Alberta

This "virtual" team showed what can be done when knowledge and experience from different corners of the company are combined. They put their heads together and worked to secure a new multiyear contract with Williams Energy, a Tulsa, Oklahoma-based company providing a full range of energy-related products and services.

Category: Safety
-------------------------------------------------------------------------------
Chad A. Anderson, Centralia, Illinois

When Chad got involved in developing a policy to protect employees working on tracks, he went the extra mile. His policy became the model, which is now used by the FRA on other U.S. railroads. It not only improves safety but also minimizes the impact on train operations and has resulted in satisfied stakeholders.

Category: Exceptional Service
-------------------------------------------------------------------------------
Jean-Pierre Leblanc, Cornwall, Ontario

Jean-Pierre's customers appreciate his commitment to them as clients and as people. He's always one step ahead of the game, anticipating their needs, keeping them up to date on developments and maintaining close communication ties. His caring attitude extends outside the workplace as well, where he never fails to have a friendly greeting when he meets his customers and their families.

Category: Bravery/exceptional Community Service
-------------------------------------------------------------------------------
Reginald E. Caster, Memphis, Tennessee

Reginald is a man with a mission. Determined to provide positive role models for young inner-city kids, in 1986 he co-founded THE ELEPHANT MEN, a mentoring group designed to build self-esteem in boys aged 9-13. Reginald feels that there is no greater enjoyment than helping children become "hardworking, positive people who are an asset to their community, family and country."The group provides development programs that teach proper behavior, grooming and self-improvement. For the last 15 years, Reginald has dedicated a great deal of his time to this program about which he is so passionate.

Category: People Management
-------------------------------------------------------------------------------
Richard Boyer, Brampton, Ontario

The people who work for Richard can't say enough good things about him. After his arrival at the Brampton Intermodal Terminal, employees quickly became impressed with his respect for them, his management style and his recognition of their efforts. They appreciated the introduction of weekly management meetings and the fact he gave employees the proper tools to work with. The results speak for themselves. Richard has turned the Brampton Intermodal Terminal into one of the most productive and effective on the system.

Category: People Management
-------------------------------------------------------------------------------
Susan Evans-Seebeck, Montreal, Quebec

Susan's secret to successful people management is simple: She puts people first. Recognizing that each individual is unique, she works to ensure that the skills and talents of every person in her group are matched to the task. That translates into doing an outstanding job of coaching and building confidence in those who work with her. She takes the time to listen to what people have to say and uses their input to help them develop effective solutions.

Category: Cost Effectiveness
-------------------------------------------------------------------------------
The Belleville Used Rail Sorting Team - Bruce Emberly, Montreal, Quebec; Richard Maltby, Belleville, Ontario; Susan Pike, Montreal, Quebec;
John Shakell, Belleville, Ontario

This team proved that a little innovative thinking can go a long way. By revisiting an existing method for disposing of used rail, they found new solutions that resulted in substantial savings. They arranged for some of the used rail to be recycled into other products instead of being sold only as scrap... and for freight charges to be billed to the buyer instead of having CN pay them.

Category: Operational Breakthrough
-------------------------------------------------------------------------------
The Vancouver Pipeline Management Team - Greg Buckingham, Surrey, British Columbia; Earl Code, Edmonton, Alberta; Gerry Fox, Edmonton, Alberta;
Grant Medland, Edmonton, Alberta; Marvin Rentz, Winnipeg, Manitoba

This team saw an opportunity and seized on it. Coincident with the "de-pooling" of grain, they reexamined company procedures and found a new, faster and more efficient way to bring grain to the Port of Vancouver. Their goal of turning cars around faster and gaining efficiencies was more than realized. Not only did their innovative solution generate revenue increases for CN, it also led to lower annual railcar leasing costs.

Category: Environmental Impact
-------------------------------------------------------------------------------
Guy Alan Crackel, Fort Frances, Ontario

Despite the fact that he had been injured in a train derailment, Guy proved himself capable of the quick thinking required to avert an environmental disaster. He helped to contain a locomotive fuel leak by working to plug the punctures that occurred during the accident. Thanks to him, the fuel ended up in one small area only, minimizing the impact on a scenic area that includes a lake.

Category: Environmental Impact
-------------------------------------------------------------------------------
David Garrod, Winnipeg, Manitoba

Although CN's system for treating wastewater in Winnipeg was within accepted guidelines, it wasn't good enough for David. He decided the wastewater could be cleaner and set about finding a solution. And when he did, everyone benefited. Thanks to new chemicals, the water is now clear; the water treatment plant has reduced its solid waste by 40 per cent and there's an added bonus:The cost of chemicals has been reduced by 60 per cent.

Category: Quality Improvement
-------------------------------------------------------------------------------
Representatives of the Responsible Care(r) Team - Antonio Barros, Winnipeg, Manitoba; Mike De Smedt, Harvey, Illinois; Steve Dial, Carbondale, Illinois; Rob Mccaffrey, Edmonton, Alberta; Scott Mcleod, Harvey, Illinois;
Jean Ouellette, Montreal, Quebec; Laura Soutar, Toronto, Ontario

Introducing Responsible Care(R) into CN is the result of a remarkable team effort. ThE program is being recognized for how it was successfully implemented - thanks to the hard work of cross-functional teams from the divisions and headquarters - how it is practiced on a daily basis, and for the advantages it brings to CN.

   Responsible Care(R) is a total management system created by the Canadian Chemical Producers' Association (CCPA) in 1985 to address public concerns about the manufacture, distribution and use of chemical products, and to promote continuous improvement in health, safety and the environment. CN was the first rail carrier in Canada and the United States to undertake the initiative, making it a true Responsible Care(R) pioneer.


                                        Canadian National Railway Company    111

Board of Directors (As of December 31, 2001)

DAVID G.A. MCLEAN, O.B.C., LL.D.
Chairman of the Board
Canadian National
Railway Company
Chairman and
Chief Executive Officer
The McLean Group
Vancouver, BC
Committees: 2*, 3, 4, 5, 6, 7

E. HUNTER HARRISON
Executive Vice-President and
Chief Operating Officer
Canadian National
Railway Company
Burr Ridge, IL
Committee: 7

GILBERT H. LAMPHERE
Private Investor and
Former Chairman of the Board
Illinois Central Corporation
New York, NY
Committees: 1, 4, 5, 7

JAMES K. GRAY, O.C., LL.D.
Corporate Director and
Former Chairman and
Chief Executive Officer
Canadian Hunter Exploration Ltd.
Calgary, AB
Committees: 1, 2, 4, 7


[PHOTO OF MEMBERS OF BOARD OF DIRECTORS]


PAUL M. TELLIER,
P.C., C.C., Q.C., LL.D.
President and
Chief Executive Officer
Canadian National
Railway Company
Montreal, QC
Committees: 3*, 7

V. MAUREEN KEMPSTON DARKES,
O.C., D.Comm., LL.D.
Group Vice-President
General Motors Corporation
and President
GM Latin America,
Africa and Middle East
Miami, FL
Committees: 2, 5, 7

CEDRIC E. RITCHIE, O.C., LL.D.
Corporate Director and
Former Chairman and
Chief Executive Officer
The Bank of Nova Scotia
Toronto, ON
Committees: 1, 2, 5, 6, 7


112    Canadian National Railway Company

ROBERT PACE
President and
Chief Executive Officer
The Pace Group
Halifax, NS
Committees: 1*, 2, 6, 7

THE HONORABLE
EDWARD C. LUMLEY, P.C., LL.D.
Vice-Chairman
BMO Nesbitt Burns
South Lancaster, ON
Committees: 4, 5, 6*, 7

AMBASSADOR GORDON D. GIFFIN
Vice-Chairman
Long Aldridge & Norman
Atlanta, GA
Committees: 1, 2, 7

PURDY CRAWFORD, O.C., Q.C., LL.D.
Chairman
AT&T Canada Corp.
Counsel
Osler, Hoskin & Harcourt
Toronto, ON
Committees: 2, 5*, 6, 7

J.V. RAYMOND CYR, O.C., LL.D.
Chairman
PolyValor Inc.
and Vice-Chairman
ART Advanced Research &
Technologies Inc.
Montreal, QC
Committees: 1, 4*, 5, 6, 7


[PHOTO OF MEMBERS OF BOARD OF DIRECTORS]


MICHAEL R. ARMELLINO
Retired Partner
The Goldman Sachs Group
New York, NY
Committees: 1, 2, 4, 6, 7*

DENIS LOSIER
President and
Chief Executive Officer
Assumption Life
Moncton, NB
Committees: 1, 4, 5, 7

EDITH E. HOLIDAY
Attorney and Corporate Director,
Former General Counsel,
United States Treasury Department
and Secretary of the Cabinet
The White House
Washington, D.C.
Committees: 1, 6, 7



Committees:  1 Audit and finance  2 Corporate governance  3 Donations
             4 Environment, safety and security  5 Human resources
             6 Investment  7 Strategic planning
             * denotes chairman of the committee


                                        Canadian National Railway Company    113

Executive Officers of the Company


DAVID G.A. MCLEAN
Chairman of the Board

PAUL M. TELLIER
President and
Chief Executive Officer

E. HUNTER HARRISON
Executive Vice-President and
Chief Operating Officer

TULLIO CEDRASCHI
President and
Chief Executive Officer
CN Investment Division

LES DAKENS
Senior Vice-President
Corporate Services

SEAN FINN
Senior Vice-President,
Chief Legal Officer and
Corporate Secretary

JAMES M. FOOTE
Executive Vice-President
Sales and Marketing

WILLIAM J. FOX
Senior Vice-President
Public Affairs

KEITH L. HELLER
Senior Vice-President
Eastern Canada Division

JACK T. MCBAIN
Senior Vice-President
Operations

CLAUDE MONGEAU
Executive Vice-President and
Chief Financial Officer

ROBERT E. NOORIGIAN
Vice-President
Investor Relations


114    CANADIAN NATIONAL RAILWAY COMPANY

Shareholder and investor information


Annual meeting
The annual meeting of shareholders will be held at 10:30 am on Tuesday, April 16, 2002 at the World Trade and Convention Centre, Halifax, NS

Annual information form
The annual information form may be obtained by writing to:

The Corporate Secretary
Canadian National Railway Company
935 de La Gauchetiere Street West
Montreal, Quebec  H3B 2M9

Transfer agent and registrar
Computershare Trust Company of Canada

Offices in:
Montreal, QC; Toronto, ON; Calgary, AB; Vancouver, BC
Toll-free: 1-800-332-0095
Montreal telephone: (514) 982-7800
Fax: (514) 982-7635     Web: www.computershare.com

Co-transfer agent and co-registrar
Computershare Trust Company of New York
88 Pine Street, 19th Floor
Wall Street Plaza, New York, NY 10005
Telephone: (212) 701-7600 or 1-800-245-7630

U.S. cash dividends
Shareholders wishing to receive dividends in U.S. dollars may obtain detailed information by communicating with:

Computershare Trust Company of Canada
Telephone: (514) 982-7800 or 1-800-332-0095

Stock exchanges
Canadian National common shares are listed on the Toronto and New York stock exchanges.

Ticker symbols:
CNR (Toronto Stock Exchange)
CNI (New York Stock Exchange)

Investor relations
Robert Noorigian
Vice-President, Investor Relations
Telephone: 1-800-319-9929
           (514) 399-0052

Shareholder services
Shareholders having inquiries concerning their shares or wishing to obtain information about CN should contact:

Computershare Trust Company of Canada
Shareholder Services
P.O. Box 1542
Station B
Montreal, Quebec  H3B 3L2
Telephone: 1-800-332-0095
           (514) 982-7800
Email: caregistryinfo@computershare.com

Head office
Canadian National Railway Company
935 de La Gauchetiere Street West
Montreal, Quebec  H3B 2M9

P.O. Box 8100
Montreal, Quebec  H3C 3N4


Additional copies of this report are available from:

Canadian National
Public Affairs
935 de La Gauchetiere Street West
Montreal, Quebec  H3B 2M9
Telephone: (514) 399-7212
Toll-free: 1-888-888-5909
Fax: (514) 399-5344
www.cn.ca


La version francaise du present rapport est disponible a l'adresse suivante:

Canadien National
Affaires publiques
935, rue de La Gauchetiere Ouest
Montreal (Quebec)  H3B 2M9
Telephone: (514) 399-7212
Numero sans frais: 1-888-888-5909
Telecopieur: (514) 399-5344
www.cn.ca


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                                                                         ITEM 4




                                                  Computershare

                                                               Investor Services

                          Computershare Trust Company of Canada
                                             1800 McGill Avenue
                                             6th Floor
                                        Montreal Quebec H3A 3K9
                                         Telephone 514-982-7800
                                                 1-800-332-0095
                                         Facsimile 514-982-7665
                        Email: caregistryinfo@computershare.com  Canada
                                          www.computershare.com  Australia
                                                                 Channel Islands
                                                                 Hong Kong
                                                                 Ireland
                                                                 New Zealand
                                                                 Philippines
                                                                 South Africa
                                                                 United Kingdom
                                                                 USA


Brigitte K Catellier
Senior Corporate Counsel and Associate Secretary
Canadian National Railway Company
935 de La Gauchetiere Street West, 16th Floor
Montreal, Quebec
H3B 2M9

Re:  Canadian National Railway Company - Common Shares
     2002 Annual & Special meeting of shareholders

Dear Ms. Catellier,

This letter will serve to confirm that on March 15, 2002, the following material was sent by prepaid mail to each registered shareholder of record of the above Corporation as of March 11, 2002:

     1.  Notice of 2002 Annual & Special Meeting and Management Proxy Circular
     2.  2001 Annual Report
     3.  Chairman letter
     4.  Form of Proxy
     5.  Prepaid Return Envelope

Shareholders who consented to receive the Corporation's proxy materials by electronic delivery were sent by prepaid mail a notice to the availability of documents together with items 3 to 5.

We further confirm that copies of the above-mentioned material were sent by overnight courier with a reply card on March 15, 2002 to nominees on behalf of beneficial shareholders that requested material in accordance with National Policy Statement No. 41.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

Signed "Sonia Ciavaglia"

Sonia Ciavaglia
Account Administrator,
Stock Transfer Services